UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07084309

FORM CB

TENDER OFFER NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Northern Continental Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

Hathor Exploration Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

664909
(CUSIP Number of Class of Securities (if applicable))

Andriyko Herchak
Chief Financial Officer
Hathor Exploration Limited
1810 - 925 West Georgia Street
Vancouver, BC
V6C 3L2
Telephone Number: (604) 684-6707

with a copy to:

Thomas M. Rose

Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 19, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated November 16, 2007.
2. Letter of Transmittal.
3. Notice of Guaranteed Delivery.

Exhibit 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment adviser, stockbroker, bank manager, lawyer or other professional adviser.

This offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable laws.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 16, 2007



HATHOR
EXPLORATION LIMITED


2007venture50
TSX venture EXCHANGE
TSX

OFFER TO PURCHASE

all of the issued and outstanding common shares of

NORTHERN CONTINENTAL RESOURCES INC.

on the basis of 0.4 of a common share of Hathor Exploration Limited for each common share of Northern Continental Resources Inc.

Hathor Exploration Limited ("**Hathor**" or the "**Offeror**") hereby offers (the "**Offer**") to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares ("**Northern Continental Shares**") of Northern Continental Resources Inc. ("**Northern Continental**"), other than any Northern Continental Shares owned by the Offeror or its affiliates and associates, and including any Northern Continental Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the exercise of any options or warrants exercisable for Northern Continental Shares.

Under the Offer, each holder of Northern Continental Shares (each, a "**Shareholder**" and collectively, the "**Shareholders**") is entitled to receive, in respect of each Northern Continental Share, 0.4 of a common share of Hathor ("**Hathor Shares**"). See Section 1 of the Offer: "*The Offer*".

This Offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 3, 2008 (the "Expiry Time") unless withdrawn or extended.

The Offer is conditional (unless waived or amended by the Offeror) upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66⅔% of the Northern Continental Shares (calculated on a Fully Diluted Basis), including those Northern Continental Shares held by the Offeror or its affiliates and associates. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Northern Continental Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time. Each of the conditions of the Offer is set out in Section 4 of the Offer: "*Conditions of the Offer*".

The Hathor Shares are listed on the TSX Venture Exchange (the "**TSXV**") under the symbol "HAT" and the Northern Continental Shares are listed on the TSXV under the symbol "NCR", respectively. On November 5, 2007, the last trading day prior to Hathor's announcement of its intention to make the Offer, the closing prices of the Hathor Shares and the Northern Continental Shares on the TSXV were $0.88 and $0.265, respectively. Based on these prices, the Offer represents a value of approximately $0.35 per Northern Continental Share and a premium of approximately 33% over the closing price of the Northern Continental Shares on the TSXV on November 5, 2007, and a premium of 45% over the 30 day volume weighted average price of the Northern Continental Shares on the TSXV.

For a discussion of risk factors you should consider in evaluating the Offer and ownership of the Hathor Shares, see Section 4 of the Circular, "*Purpose of the Offer and the Offeror's Plans for Northern Continental – Risk Factors Related to the Offer*", and the section entitled "Risk Factors" in Schedule A – "*Further Information About Hathor*". Hathor has applied to the TSXV to list the Hathor Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to Hathor fulfilling all the requirements of the TSXV.

Shareholders that wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal and deposit it, together with certificates representing their Northern Continental Shares, to the Depositary, Computershare Investor Services Inc., at the applicable address identified on the Letter of Transmittal andshown below, in accordance with the instructions in the Letter of Transmittal and Section 3 of the Offer: "*Manner of Acceptance*", or request such Shareholder's broker, investment dealer, bank, trust company or other nominee to effect the transaction on behalf of such Shareholder. Persons whose Northern Continental Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Northern Continental Shares if they wish to accept the Offer. Alternatively, a holder of Northern Continental Shares who wishes to deposit such Northern Continental Shares and whose certificates for such Northern Continental Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may deposit such Northern Continental Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer: "*Manner of Acceptance*".

No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Questions and requests for assistance may be directed to the Depositary below and additional copies of this document and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the offices shown on the Letter of Transmittal and on the last page of this document.

The Depositary for the Offer is:
Computershare Investor Services Inc.

Vancouver

By Mail
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

By Hand, Registered Mail or Courier
Computershare Investor Services Inc.
Attn: Courier Window
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

Toronto

By Mail
Computershare Investor Services Inc.
Attention: Corporate Actions
P.O. Box 7021, 31 Adelaide Street East
Toronto, ON M5C 3H2

By Registered Mail, Hand or by Courier
Computershare Investor Services Inc.
Attention: Corporate Actions
9th Floor, 100 University Avenue,
Toronto, ON M5J 2Y1

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

* "Hathor Exploration Limited was recognized as a TSX Venture 50™ company in 2007. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Hathor Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such U.S. Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such U.S. Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such U.S. Shareholders.

Hathor Shares issued to U.S. Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Northern Continental Shares tendered by such Shareholders in the Offer are "restricted securities." Accordingly, if you tender Northern Continental Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Hathor Shares issued to you in exchange for such Shares shall also bear a U.S. Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Northern Continental Shares and the acquisition of Hathor Shares by them as described herein may have tax consequences both in the United States and in Canada. The tax consequences for Shareholders in the United States are not described in this Offer and Circular. Such Shareholders are urged to consult their tax advisors regarding the consequences to them related to the Offer.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, as Hathor is located in Canada, some or all of its officers and directors are residents of jurisdictions outside the United States, some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Hathor and said persons may be located outside the United States. You may not be able to sue Hathor or its respective officers or directors in a non-U.S. court for violations of United States federal securities laws. It may be difficult to compel Hathor and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.

You should be aware that Hathor may purchase Northern Continental Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or causes to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

NOTICE TO HOLDERS OF NORTHERN CONTINENTAL OPTIONS AND NORTHERN CONTINENTAL WARRANTS

The Offer is made only for Northern Continental Shares and is not made for any Options, Warrants or other rights to acquire Northern Continental Shares. Except as otherwise provided below, any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain a share certificate for Northern Continental Shares that may be deposited in accordance with the terms of the Offer. It is a condition of the Offer that all Northern Continental Options outstanding under the Northern Continental Option Plan have been exercised, settled or otherwise terminated, to the satisfaction of the Offeror and that upon completion of the Offer no Options will be outstanding to acquire Northern Continental Shares. Consequently, any holder of Options who wishes to accept the Offer should take such steps as may be required to exercise such Options and tender under the Offer a share certificate for the Northern Continental Share to be issued thereunder.

If any holder of Northern Continental Warrants to acquire Northern Continental Shares does not exercise such Northern Continental Warrants prior to the Expiry Time, such Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent contemplated under the terms of the Northern Continental Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Northern Continental Warrant may be exercisable to acquire that number of Hathor Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Northern Continental Warrants, based on the exchange ratio under the Offer.

The tax consequences to holders of Northern Continental Options or Northern Continental Warrants are not described in this Circular. Holders of Northern Continental Options and Northern Continental Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Northern Continental Options or Northern Continental Warrants.

Note Concerning Mineral Resource Calculations

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Hathor that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources," "indicated resources" and "inferred resources." Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular are "forward-looking statements" within the meaning of the phrase under Canadian and United States securities laws. These statements may be identified by the use

of words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not statements of historical fact. Certain material factors or assumptions were applied in drawing the conclusions and making those forward-looking statements. Forward-looking statements reflect management's current views with respect to possible future events and conditions and, by their nature, are based on management's beliefs and assumptions and subject to known and unknown risks and uncertainties, both general and specific to Hathor. Actual events, conditions and results could differ materially from those expressed or implied by the forward-looking statements. Although Hathor believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance whatsoever that those expectations will prove to be correct or as anticipated. In particular, this Offer and Circular contains forward-looking statements including, but not limited to, those about Hathor's plans for the transaction contemplated herein and about the exploration and developments of its properties. Some of the risks and uncertainties with respect to Hathor's plans include, but are not limited to, the following:

1. The risk that Hathor may not be able to consummate the transaction contemplated by the Offer and Circular;

2. The ability of Hathor to successfully integrate Northern Continental's operations upon the successful completion of the Offer;

3. The ability to realize anticipated synergies and cost savings upon the successful completion of the Offer;

4. The market value of the Hathor Shares issued under the Offer may be lower than expected;

5. Hathor's and Northern Continental's properties are in the exploration stage only and are all without a known body of commercial ore;

6. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties;

7. There is no assurance that exploration and development activities will result in any discoveries of commercial bodies of ore;

8. Hathor has limited experience in developing and operating mines and has relied on and may continue to rely on consultants and others for development and operating expertise;

9. The economics of developing mineral properties is affected by many factors including the cost of operations, variation of the grade of ore and fluctuations in the price of any minerals produced;

10. Substantial expenditures are required to discover and establish reserves through drilling, to develop processes to extract the resources and to develop the extraction and processing facilities and infrastructure at any site chosen for extraction;

11. No assurance can be given that resources will be discovered in sufficient quantities, or at all, to justify commercial operations or that the funds required for development can be obtained on a timely basis;

12. As an exploration company without revenues, Hathor is reliant on outside capital to meet its capital needs. There is no assurance that sufficient funding will be available to Hathor for further exploration and development of its properties or that it will be able to obtain adequate financing in the future on terms that are favourable. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of new projects and the possible loss of the properties;

13. Hathor's operations require licenses and permits from various governmental authorities. There can be no assurance that Hathor will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects;

14. Hathor's operations are subject to extensive environmental regulation. Failure to comply with such legislation may subject Hathor to significant liability;

15. Operations in which Hathor has a direct or indirect interest will be subject to the hazards and risks normally incidental to exploration, development and production of resources; The nature of these risks and liabilities might exceed Hathor's insurance policy limits or not be insurable against or insurable on commercially reasonable terms;

16. Hathor's revenues, if any, are expected to be in large part derived from the extraction and sale of uranium and base metals. The price of those commodities fluctuates widely and is affected by numerous factors beyond Hathor's control;

17. The resource industry is very competitive and Hathor competes with many companies possessing greater financial resources and technical facilities. Competition could adversely affect Hathor's ability to acquire suitable properties for exploration;

18. There is no assurance that title to Hathor's or Northern Continental's properties will be not challenged or impugned, for example, under prior unregistered agreements or native land claims;

19. Hathor has had no history of positive income from operations and it is expected that Hathor will generate significant net losses for the foreseeable future. There is no guarantee that Hathor will ever be able to generate a positive net income;

20. Each of Hathor and Northern Continental is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on it;

21. Hathor's board of directors has the authority to issue further common shares, generally without the prior consent or vote of the shareholders. Issuing additional shares may further dilute the proportionate equity interests and voting power of shareholders; and

22. Some of Hathor's directors and officers are engaged by and will continue to be involved with other exploration companies.

Readers are cautioned that the above list is not exhaustive and that risks may change or new risks may emerge. Additional information regarding the material factors and assumptions that were applied in making these forward-looking statements as well as the various risks and uncertainties are described in greater detail in the risk factors sections of the Offer and Circular, Hathor's annual and interim Management's Discussion and Analysis of financial results and other continuous disclosure documents and financial statements filed by Hathor with the Canadian securities regulatory authorities which are available at www.sedar.com.

The forward-looking statements contained in this document are given as of the date hereof. Hathor does not intend to and assumes no obligation to update or revise these or any other forward-looking statements it may provide, whether as a result of new information, plans or events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements as there can be no assurance that the conditions, events, plans and assumptions on which they are based will occur. Readers should perform their own detailed, independent investigation and analysis of Hathor before making any investment decision and are encouraged to seek independent professional advice. All of the forward-looking statements in this document are expressly qualified by the above.

INFORMATION ABOUT NORTHERN CONTINENTAL

Except as otherwise indicated, the information concerning Northern Continental contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Hathor has no knowledge that would indicate that any statements contained herein concerning Northern Continental taken from or based upon such documents and records are untrue or incomplete, neither Hathor nor any of its directors or officers or agents assumes any responsibility for the accuracy or completeness of such information, including any of Northern Continental's financial statements, or for any failure by Northern Continental to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information which are known or unknown to Northern Continental.

REPORTING CURRENCY

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars.

TABLE OF CONTENTS

SUMMARY AND FREQUENTLY ASKED QUESTIONS AND ANSWERS REGARDING THE OFFER

Hathor is offering to purchase all of the outstanding Northern Continental Shares on the basis of 0.40 of a Hathor Share for each Northern Continental Share. The following are some of the questions that you, as a Shareholder, may have, as well as answers to those questions. We urge you to read carefully the remainder of the Offer and Circular and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of the Offer and Circular and the Letter of Transmittal. As used in these questions and answers, "we" or "us" or "our" refers to Hathor, the company making the Offer for the Northern Continental Shares.

Who is offering to buy my Northern Continental Shares?

Hathor Exploration Limited is a junior mineral resource exploration company listed on the TSXV. Hathor's exploration plans are focused on uranium. The demand for uranium is increasing, primarily because it is the fuel for nuclear power production, and the nuclear power generation process produces negligible carbon dioxide emissions. Hathor's principal exploration focus is the eastern Athabasca Basin, Saskatchewan, Canada. Hathor and NCR are engaged in a joint venture with respect to the Russell Lake Property in the Athabasca Basin. Hathor has interests in an additional ten uranium properties in Saskatchewan and Alberta, and the Eskay Creek gold and silver properties in British Columbia.

What is Hathor proposing?

Hathor is offering to purchase, in exchange for Hathor Shares, all of the issued and outstanding Northern Continental Shares that it does not own, including Northern Continental Shares that may become outstanding on the exercise of any Northern Continental Options and Northern Continental Warrants, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer: "*The Offer*" and "*Notice to Holders of Northern Continental Options and Northern Continental Warrants*".

How do I calculate the approximate value of the Offer per Northern Continental Share?

Multiply the price of Hathor Shares by 0.40. Based on the closing price of Hathor shares of $0.88 on November 5, 2007, the last trading day prior to Hathor's announcement of its intention to make the Offer, the Offer represents a value of approximately $0.35 per Northern Continental Share.

What is the purpose of the Offer?

The purpose of our Offer is to enable Hathor to acquire all of the issued and outstanding Northern Continental Shares. Hathor's board of directors strongly believes that this transaction will result in value creation for shareholders of both Northern Continental and Hathor, offering the following benefits and opportunities:

(a) as at September 30, 2007 Hathor had approximately $22 million in working capital. Combined with the approximately $1 million in working capital that Northern Continental had at June 30, 2007, the combined company will be well capitalized to pursue aggressive exploration programs, particularly on the Russell Lake Property;

(b) the combined entity will have a larger and more diversified portfolio of owned properties;

(c) consolidating the exploration and development of the Russell Lake Property should allow for significant cost savings and synergies by eliminating the administrative and other costs associated with the joint exploration and development of that property;

(d) combining the two companies will significantly enhance the ability to access the capital needed to continue to explore and develop the Russell Lake Property;

(e) combining the two companies will eliminate the significant costs of maintaining two public companies, including audit, legal and regulatory costs; Hathor estimates that all of Northern Continental's expenses would be redundant. These annual savings, based on Northern Continental's Statement of Operations and Deficit for the year ended June 20, 2007 total $530,000.

(f) enhanced access to capital will improve Hathor's ability to acquire additional properties and to fund the exploration of those and of the other properties held by the companies;

(g) combining the two companies will create a larger company with a greater public market presence, leading to greater coverage by investors and financial advisers, opportunities for an improved market valuation, and enhanced liquidity due to the larger number of shares and shareholder base; and

(h) the combined entity will have a stronger experienced management team and the ability to attract and retain the partners, service providers, staff and others needed to advance the combined companies' projects.

Do the Board of Directors and Management of Northern Continental support the Offer?

Hathor contacted management of Northern Continental on several occasions in 2007, to invite them to discuss a proposal for the combination of the two companies. However, these proposals were either rejected, or Northern Continental's management gave reasons why they wished to defer consideration of the proposal. Consequently, Hathor issued a press release on November 5, 2007 indicating its intention to make the Offer. At this time, the Offeror does not know whether the board of directors of Northern Continental will recommend acceptance of the Offer.

What would I receive in exchange for each of my Northern Continental Shares?

Hathor is offering 0.40 of one Hathor Share for each one (1) Northern Continental Share. On November 5, 2007, the last trading day prior to Hathor's announcement of its intention to make the Offer, the closing price of the Hathor Shares and the Northern Continental Shares on the TSXV were $0.88 and $0.265, respectively. Based on these prices, the Offer represents a value of approximately $0.35 per Northern Continental Share which represents a premium of approximately 33% over the closing price of the Northern Continental Shares on the TSXV on November 5, 2007 and a premium of approximately 45% over the 30 day volume weighted average price of the Northern Continental Shares on the TSXV.

No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

What about Northern Continental Options and Warrants?

The Offer is made only for Northern Continental Shares and is not made for any Options, Warrants or other rights to acquire Northern Continental Shares. Except as otherwise provided below, any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise those securities sufficiently in advance of the Expiry Time in order to obtain a share certificate for Northern Continental Shares that may be deposited in accordance with the terms of the Offer.

If any holder of Northern Continental Warrants does not exercise such Northern Continental Warrants prior to the Expiry Time, such Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent contemplated under the terms of the Northern Continental Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Northern Continental Warrant may be exercisable to acquire that number of Hathor Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Northern Continental Warrants, based on the Exchange Ratio under the Offer.

How many Hathor Shares could be issued pursuant to the Offer?

Based on the terms of the Offer, we expect to issue an additional 15,595,757 Hathor Shares per pro forma, based on the number of Northern Continental Shares outstanding as of June 30, 2007, assuming that all of the outstanding Northern Continental Shares are tendered to the Offer and that the Offeror takes up and pays for all such tendered Northern Continental Shares under the Offer. If all outstanding Northern Continental Options are exercised and tendered to the Offer, we expect to issue a total of 17,090,956 Hathor Shares. See Section 1 of the Offer: "*The Offer*".

How long do I have to decide whether to tender under the Offer?

Unless the Offer is extended, you will have until 8:00 p.m. (Toronto Time) on January 3, 2008 to tender your Northern Continental Shares under the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in the Offer. See Section 3 of the Offer: "*Manner of Acceptance*".

Can the Offer be extended?

Hathor can extend the Offer at any time. For more details on extending the Offer, see Section 5 of the Offer: "*Extension and Variation of the Offer*".

How will I be notified if the Offer is extended?

If Hathor extends the Offer, it will inform Computershare Investor Services Inc., the Depositary under the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m. (Vancouver time) on the next business day after the day on which the Offer was scheduled to expire. See Section 5 of the Offer: "*Extension and Variation of the Offer*".

What are the most significant conditions to the Offer?

Hathor has the right to withdraw the Offer and not take up and pay for any Northern Continental Shares deposited under the Offer unless each of the conditions applicable to such Offer described in Section 4 of the Offer: "*Conditions of the Offer*", is satisfied or waived by Hathor prior to the Expiry Time. These conditions include, without limitation, that Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Northern Continental Shares that would result in the Offeror holding at least 66⅔% of the total number of outstanding Northern Continental Shares, calculated on a Fully Diluted Basis. Hathor's Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in Section 4 of the Offer: "*Conditions of the Offer*".

How do I tender my Northern Continental Shares?

To tender Northern Continental Shares, you must deliver the certificates representing your shares, together with a completed and duly executed Letter of Transmittal (or a manually signed facsimile) and any other documents required by the Letter of Transmittal, to Computershare Investor Services Inc., the Depositary for the Offer, at the address set out on the Letter of Transmittal, prior to the time that the Offer expires. If your Northern Continental Shares are held in a street name (i.e., through a broker, dealer or other nominee), the Northern Continental Shares can be tendered by your nominee through the Depositary on your instructions. You may also accept the Offer under the procedures for book-entry transfer detailed in the Offer and Circular and have your Northern Continental Shares tendered by your nominee through CDS at or prior to the Expiry Time. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary prior to the third trading day on the TSXV after the Expiry Date. See Section 3 of the Offer: "*Manner of Acceptance*".

Do I have to pay a commission if I tender my Northern Continental Shares?

If you are the owner of record of your Northern Continental Shares and you tender your Northern Continental Shares under the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Northern Continental Shares through a broker or other nominee, and your broker tenders your Northern Continental Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 3 of the Offer: "*Manner of Acceptance*".

Until what time can I withdraw Northern Continental Shares I had previously tendered?

You may withdraw all or a portion of your Northern Continental Shares tendered under the Offer:

(a) at any time before the Northern Continental Shares have been taken up by Hathor;

(b) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a shareholder to accept or reject the Offer (other than a change which is not within the control of Hathor unless it is a change in a material fact relating to the Hathor Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but prior to the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Northern Continental Shares under the Offer and where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated, but only if such deposited Northern Continental Shares have not been taken up at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) if your Northern Continental Shares have not been paid for within three business days after having been taken up. See Section 5 of the Offer: "*Extension and Variation of the Offer*" and Section 7 of the Offer: "*Withdrawal of Deposited Northern Continental Shares*".

How do I withdraw tendered Northern Continental Shares?

To withdraw Northern Continental Shares, you must deliver a written notice of withdrawal to the Depositary while you still have the right to withdraw the Northern Continental Shares. See Section 7 of the Offer: "*Withdrawal of Deposited Northern Continental Shares*".

Do I have dissent and appraisal rights under the Offer?

No. Northern Continental Shareholders will not have dissent or appraisal rights in connection with the Offer. However, holders of Northern Continental Shares who do not tender their Northern Continental Shares to the Offer may have rights of dissent or similar rights in the event Hathor elects to acquire any remaining Northern Continental Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction following completion of the Offer. See Section 6 of the Circular: "*Acquisition of Northern Continental Shares not Deposited*".

When and how will I receive Hathor Shares for my tendered Northern Continental Shares?

Subject to the terms and conditions of the Offer, Hathor will issue the requisite number of Hathor Shares for all validly tendered and not withdrawn Northern Continental Shares promptly after the expiry of the Offer, subject to the satisfaction or waiver of the conditions to the Offer. In all cases, the issuance of Hathor Shares for tendered Northern Continental Shares will be made only after timely receipt by the Depositary of certificates for such Northern Continental Shares (or of a confirmation of a book entry transfer of such Northern Continental Shares), a properly completed and duly executed Letter of Transmittal (or agent's message if the transfer is made by book-entry transfer) and any other required documents for such Northern Continental Shares. See Section 6 of the Offer: "*Take Up and Payment for Deposited Northern Continental Shares*".

Will the Offer be followed by an acquisition of Northern Continental Shares not tendered in the Offer?

If Hathor purchases Northern Continental Shares under the Offer such that it will hold at least 66⅔% of the outstanding Northern Continental Shares, we intend to acquire the remaining Northern Continental Shares by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transaction for the same consideration offered under the Offer. See Section 6 of the Circular: "*Acquisition of Northern Continental Shares Not Deposited*".

Following the successful completion of the Offer, will Northern Continental continue as a public company?

In all likelihood, no. If Hathor acquires at least 90% of the outstanding Northern Continental Shares (excluding Northern Continental Shares already held), we intend to exercise our statutory right to acquire the remainder of the Northern Continental Shares held by each Shareholder that did not tender its Northern Continental Shares on the same terms, including price, as the Northern Continental Shares that are acquired in the Offer, provided, however, that any shareholder that did not accept the Offer may demand payment of the fair value of such Northern Continental Shares if the Shareholder follows the statutory procedures for making such demand. If we acquire at least 66⅔%, but less than 90% of the outstanding Northern Continental Shares, we intend to pursue other means of acquiring, directly or indirectly, the remaining Northern Continental Shares, including by way of an amalgamation, statutory arrangement, capital reorganization or other transaction involving Northern Continental and us (again, subject to any applicable dissent and appraisal rights). Even if for some reason we do not acquire the remaining Northern Continental Shares, if we purchase all of the tendered Northern Continental Shares, there may be so few remaining shareholders and publicly held shares that:

(a) the Northern Continental Shares may no longer be eligible to be quoted and traded on the TSXV or any other securities market or exchange;

(b) there may not be a public trading market for Northern Continental Shares; and

(c) if permitted by applicable law, Northern Continental may cease making filings with the securities regulatory authorities in Canada or otherwise cease being required to comply with the securities regulatory authorities in Canada relating to publicly held companies. See Section 11 of the Circular: "*Effect of the Offer on Markets for the Northern Continental Shares and Stock Exchange Listings*".

If I decide not to tender my Northern Continental Shares, how will the Offer affect my Northern Continental Shares?

If Hathor acquires the Northern Continental Shares not purchased under the Offer as described above, shareholders not tendering under the Offer will receive the same consideration per Northern Continental Share that they would have received had they tendered their Northern Continental Shares in the Offer, subject to any dissent and appraisal rights that may be available under applicable law. Therefore, if Hathor proceeds to acquire Northern Continental Shares that were not tendered, and any such holder does not perfect its appraisal rights, if any, the only difference between tendering your Northern Continental Shares and not tendering your Northern Continental Shares is that you will receive your Hathor shares earlier if you tender your Northern Continental Shares. If such acquisition does not occur, however, the number of Shareholders and the number of Northern Continental Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Northern Continental Shares. Also, as described above, if permitted by applicable law, Northern Continental may cease making filings with the Securities Regulatory Authorities in Canada or otherwise cease being required to comply with the applicable rules in Canada relating to publicly held companies. See Section 11 of the Circular: "*Effect of the Offer on Markets for the Northern Continental Shares and Stock Exchange Listings*".

What are the Canadian federal income tax consequences of tendering Northern Continental Shares?

A Shareholder who is resident in Canada for purposes of the Tax Act, who deals at arm's length and is not affiliated with Northern Continental or Hathor, who holds Northern Continental Shares as capital property and who disposes of such Northern Continental Shares under our Offer will in certain circumstances receive their Hathor Shares on an automatic tax-deferred rollover basis under the provisions of section 85.1 of the Tax Act. Where the conditions for such rollover treatment are not met or where the Shareholder includes any portion of the gain or loss (otherwise determined) from the disposition of their Northern Continental Shares in computing their income, the Shareholder will generally realize a capital gain (or capital loss) to the extent the fair market value, at the time of disposition, of the Hathor Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Northern Continental Shares. We encourage you to consult your tax advisor regarding the Canadian federal income and other tax consequences of our Offer. See Section 14 of the Circular: "*Canadian Federal Income Tax Consequences*".

Shareholders in the United States should be aware that the disposition of Northern Continental Shares and the acquisition of Hathor Shares by them as described herein may have tax consequences both in the United States and in Canada. The tax consequences for Shareholders in the United States are not described in this Offer and Circular. Such Shareholders are urged to consult their tax advisors regarding the consequences to them related to the Offer.

Whom can I talk to if I have questions about the Offer?

Questions and requests for assistance may be directed to Computershare Investor Services Inc., as the Depositary for the Offer at its address shown on as shown on page 3 of the Offer to Purchase.

What would the financial position of the combined companies have looked like if Hathor had acquired all of the outstanding Northern Continental Shares at the end of the last quarter?

The following summary pro forma financial information is meant to provide an idea of the financial position of the combined company giving effect to Hathor's acquisition of all of the Northern Continental Shares pursuant to the Offer. The summary proforma consolidated financial information set forth below should be read in conjunction with the pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP, thereon attached as Schedule B to this Offer and Circular.

Summary of Unaudited Pro Forma Financial Information
(in Cdn.$)

	Twelve months ended March 31, 2007		
	Hathor Consolidated (for the year ended March 31, 2007)	**NCR** (for the year ended June 30, 2007)	**Pro forma**
Statement of Operations			
Other income (expenses)	$299,737	$33,233	$332,970
Loss before Other income (expenses)	$2,665,222	$530,953	$3,196,175
Loss for the year	$2,365,485	$497,720	$2,863,205
Loss per share	$0.05	$0.01	$0.05

	As at September, 2007		
	Hathor Consolidated As at Sept 30/07	**NCR As at June 30/07**	**Pro forma**
Balance Sheet Data			
Current			
Cash and short-term investments	$21,178,088	$1,081,370	$22,589,458
Portfolio investments	295,750	405,000	198,250
Accounts receivables	720,401	34,227	274,131
Due from related parties	-	75,068	75,068
Prepaid expenses and deposits	756,300	11,210	767,510
	22,950,539	$1,606,925	22,904,417
Mineral property costs	35,641,940	1,123,972	55,289,391
Property and equipment	31,956	-	31,956
Total Assets	**$58,624,435**	**$2,730,897**	**$78,225,764**
Current			
Accounts payable and accrued liabilities	$ 132,907	$402,047	$534,144
Shareholder's loan	153,041	-	153,041
Due to related parties	33,093	25,873	58,966
	318,231	**427,920**	**746,151**

Future income tax liability	6,899,842	-	12,512,232
Total Liabilities	7,218,073	427,920	13,258,383
Shareholders' Equity			
Share capital	47,642,068	12,780,170	60,893,834
Contributed surplus	10,060,599	1,479,224	10,431,404
Deficit	(6,266,488)	(11,965,417)	(6,328,040)
Accumulated other comprehensive loss	(29,817)	-	(29,817)
	51,406,362	**2,302,977**	**64,967,381**
Total Liabilities and Shareholders' Equity	**$ 58,624,435**	**$ 2,730,897**	**$ 78,225,764**

GLOSSARY

In the Summary, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Summary, the Offer or the Circular.

"**affiliate**" has the meaning ascribed to that term in the BCBCA;

"**AMF**" means the Autorité des marches financiers (Québec);

"**AMF Regulation Q-27**" means Regulation Q-27 of the AMF "Respecting Protection of Minority Securityholders in the Course of Certain Transactions";

"**associate**" has the meaning ascribed thereto in the *Securities Act* (British Columbia);

"**BCBCA**" means the *British Columbia Business Corporations Act*;

"**Board of Directors**" means the board of directors of Northern Continental;

"**Book-Entry Confirmation**" means confirmation of a book-entry transfer of a Shareholder's Northern Continental Shares into the Depositary's account at CDS;

"**Business Day**" means any day except a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or Toronto, Ontario and/or a day other than a Saturday or Sunday or federal holiday in the United States, as applicable;

"**CBCA**" means the *Canada Business Corporations Act*;

"**CDS**" means the Canadian Depositary for Securities Limited;

"**CDSX**" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof;

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 6 of the Circular under the heading "*Acquisition of Northern Continental Shares Not Deposited — Compulsory Acquisition*";

"**CRA**" means the Canada Revenue Agency;

"**Depositary**" means Computershare Investor Services Inc. at the address specified in the Letter of Transmittal and on the last page of this document;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program ("**STAMP**"), a member of the Stock Exchange Medallion Program ("**SEMP**") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("**MSP**"), where the members of these programs are usually members of a recognized stock exchange in the United States or Canada, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Exchange Ratio**" means the ratio of the fraction of each Hathor Share that is being offered for each Northern Continental share, and which under the Offer is 0.4:1;

"**Expiry Date**" means January 3, 2008 or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer: "*Extension and Variation of the Offer*";

"**Expiry Time**" means 8:00 p.m. (Toronto time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer: "*Extension and Variation of the Offer*";

"**Fully Diluted Basis**" means, with respect to the number of outstanding Northern Continental Shares at any time, such number of outstanding Northern Continental Shares calculated assuming that all outstanding Northern Continental Options, Northern Continental Warrants and other securities of Northern Continental that are convertible into or exchangeable or exercisable for Northern Continental Shares were converted, exchanged or exercised, as applicable;

"**Governmental Authority**" means any regulatory authority, government or government department or agency, commission, ministry, office, tribunal, Crown corporation or any other entity with the power to establish laws having jurisdiction or claiming to have jurisdiction on behalf of any nation, province, territory, state, municipality or other geographic or other subdivision thereof;

"**HSBC**" means HSBC Securities (Canada) Inc.;

"**Laws**" means all applicable laws, by-laws, rules, regulations, orders, codes, policies, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements of any governmental, regulatory, court or other authority having jurisdiction over the applicable party;

"**Letter of Transmittal**" means the letter of transmittal in the form printed on blue paper accompanying the Offer and Circular;

"**Material Adverse Effect**" means a material adverse effect upon the business, assets, condition (financial or other), properties, results of operations or prospects of Hathor or Northern Continental, as the case may be;

"**Material Adverse Change**" means material change (or any material condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows, properties, articles, by-laws, licences, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Northern Continental which is or may be materially adverse to Northern Continental or the value of the Northern Continental Shares to the Offeror;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer: "*Conditions of the Offer*";

"**Northern Continental or NCR**" means Northern Continental Resources Inc., a corporation incorporated under the laws of British Columbia, and, where the context requires, its subsidiaries and affiliates;

"**Northern Continental Options**" means the outstanding options to acquire Northern Continental Shares under the Northern Continental Option Plan or otherwise;

"**Northern Continental Option Plan**" means the rolling 10% Stock Option Plan adopted by Northern Continental and approved by Northern Continental Shareholders on an annual basis, as amended;

"**Northern Continental Shares**" means the common shares in the capital of Northern Continental as constituted on the date hereof and all rights attached or appurtenant thereto;

"**Northern Continental Warrants**" means the outstanding warrants to acquire Northern Continental Shares.

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form printed on yellow paper accompanying the Offer and Circular;

"**Offer**" means the offer to purchase Northern Continental Shares made hereby to the Shareholders;

"**Offer Documents**" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"**Offer Period**" means the period commencing on November 16, 2007 and ending at the Expiry Time;

"**Offeror**" means Hathor Exploration Limited, a corporation existing under the laws of Canada;

"**Offeror's Notice**" has the meaning ascribed thereto in Section 6 of the Circular: "*Acquisition of Northern Continental Shares Not Deposited — Compulsory Acquisition*";

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501 — *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"**Other Securities**" has the meaning ascribed thereto in Section 3 of the Offer: "*Manner of Acceptance — General*";

"**Person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

"**Purchased Securities**" has the meaning ascribed thereto in Section 3 of the Offer: "*Manner of Acceptance — General*";

"**Remaining Shareholder**" has the meaning ascribed thereto in Section 6 of the Circular: "*Acquisition of Northern Continental Shares Not Deposited — Compulsory Acquisition*";

"**Regulatory Authorities**" means the securities commissions or other regulatory authorities in Canada and, as applicable, the United States and elsewhere;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Laws**" means the securities laws, rules and regulations of each of the provinces and territories of Canada and applicable federal and state securities laws of the United States;

"**Securities Regulatory Authorities**" means the TSXV and the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof;

"**Shareholders**" mean the holders of Northern Continental Shares;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 6 of the Circular under "*Acquisition of Northern Continental Shares Not Deposited — Subsequent Acquisition Transaction*";

"**subsidiary**" has the meaning set forth in the BCBCA;

"**Take-up Date**" means the date that the Offeror first takes up Northern Continental Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Taxes**" means all taxes, duties, fees, premiums, assessments, levies and other fees of any kind whatsoever levied by any Governmental Authority or to be paid under any Laws (including, without limitation, income tax, goods and services tax, sales and excise tax, capital tax, tax deductions, property tax, corporate tax, customs duties and transfer fees, health, payroll and employment tax, withholding tax, employment insurance or Canada pension plan contributions) and including any interest, penalties, fines, surtaxes or other additional amounts levied or imposed in respect thereof;

"**TSXV**" means the TSX Venture Exchange;

"**U.S.**" or "**United States**" means the United States of America, its territories, and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

OFFER TO PURCHASE TO: THE SHAREHOLDERS OF NORTHERN CONTINENTAL RESOURCES INC.

1. THE OFFER

The Offeror hereby offers to purchase, during the Offer Period and on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Northern Continental Shares (other than Northern Continental Shares owned by the Offeror or its affiliates and associates), including Northern Continental Shares which may become outstanding after the date of the Offer on the exercise of outstanding Northern Continental Options and Northern Continental Warrants, on the basis of 0.4 of one Hathor Share for each one (1) Northern Continental Share, subject to adjustment as provided herein.

The Offer is made only for Northern Continental Shares and is not made for any Northern Continental Options, Northern Continental Warrants or other rights to acquire Northern Continental Shares. Any holder of such Northern Continental Options, Northern Continental Warrants or other rights to acquire Northern Continental Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Northern Continental Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Northern Continental Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 3 of this Offer: "*Manner of Acceptance*". If any holder of Northern Continental Warrants to acquire Northern Continental Shares does not exercise such Northern Continental Warrants prior to the Expiry Time, such Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent contemplated under the terms of the Northern Continental Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Northern Continental Warrant may be exercisable to acquire that number of Hathor Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Northern Continental Warrants, based on the Exchange Ratio under the Offer. Fractional Hathor Shares will not be issued in connection with the Offer. Where, on any Take-Up Date, a Shareholder is to receive Hathor Shares as consideration under the Offer and the aggregate number of Hathor Shares to be issued to such Shareholder would result in a fraction of a Hathor Share being issuable, the number of Hathor Shares to be received by such Shareholder will be rounded down to the nearest whole number.

The obligation of the Offeror to take up and pay for Northern Continental Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer: "*Conditions of the Offer*". If such conditions are satisfied or waived, the Offeror will take up and pay for the Northern Continental Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer. Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they are the recorded owner of the Northern Continental Shares and if they accept the Offer by depositing their Northern Continental Shares directly with the Depositary. See Section 17 of the Circular: "*Depositary*".

The accompanying definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer.

U.S. Shareholders

No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such Shareholders. In effecting the sale of any Hathor Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Hathor Shares. None of Hathor, the Depositary, or the selling agent will be liable for any loss arising out of any sale of such Hathor Shares relating to the manner or timing of such sales, the date or dates of such sale or the prices at which the Hathor Shares are sold, or otherwise (except for gross negligence or willful misconduct). The sale price of the Shares sold on behalf of such persons will fluctuate with the market price of the Hathor Shares, and no assurance can be given that any particular price will be received upon such sale.

The Offer is not being made, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2. TIME FOR ACCEPTANCE

The Offer is open for acceptance until, but not later than, the Expiry Time, being 8:00 p.m. (Toronto time) on January 3, 2008, unless withdrawn by the Offeror. The Offer may be extended at the Offeror's sole discretion. See Section 5 of the Offer: "*Extensions and Variations of the Offer*".

3. MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by Shareholders by delivering the following documents to the Depositary at any of the offices identified on the Letter of Transmittal and on the back cover of the Offer and Circular, so as to be received at or prior to the Expiry Time:

(a) the certificate or certificates representing the Northern Continental Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal (printed on blue paper) in the form accompanying the Offer and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS should contact the Depositary with respect to the deposit of their Northern Continental Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Northern Continental Shares under the terms of the Offer. In addition, Northern Continental Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery described below under the heading "*Procedures for Guaranteed Delivery*". The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or prior to the Expiry Time. The method of delivery of certificates, the Letter of Transmittal and all other required documents is at the sole election and risk of the Shareholder. If delivery is by mail, it is recommended that Shareholders use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery to the Depositary.

A Shareholder who wishes to deposit Northern Continental Shares under the Offer and whose certificate is registered in the name of a broker, securities dealer, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Northern Continental Shares under the Offer.

Book-Entry Delivery

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Vancouver, British Columbia or Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Northern Continental Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Northern Continental Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer. Shareholders, and their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore any book-based transfer of Northern Continental Shares into the Depositary's account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the Offer.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Northern Continental Shares pursuant to the Offer and: (i) the certificates representing such Northern Continental Shares are not immediately available; (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, or (iii) the procedures for book-entry delivery cannot be completed prior to the Expiry Time, such Northern Continental Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular (or a facsimile thereof) properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate(s) representing all deposited Northern Continental Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile) relating to such Northern Continental Shares, with any required signature guarantees, or a Book-Entry Confirmation with respect to the deposited Northern Continental Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Vancouver or Toronto as set out in the Notice of Guaranteed Delivery at or prior to 8:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at the address set forth in the Notice of Guaranteed Delivery no later than the Expiry Time.

Signature Guarantees

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Northern Continental Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Northern Continental Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Northern Continental Shares deposited by book-entry transfer, the making of the book-entry transfer into the Depositary's account at CDS) irrevocably constitutes and appoints each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxyholder of the holder of the Northern Continental Shares covered by the Letter of Transmittal, or on whose behalf a book-entry transfer is made, with respect to Northern Continental Shares registered in the name of the holder on the books of Northern Continental and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Securities**"), and with respect to any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests (collectively, "**Other Securities**"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 9 of the Offer: "*Changes in Capitalization, Distribution and Liens*". The power of attorney granted irrevocably upon execution of a Letter of Transmittal (or in connection with a book entry transfer of Northern Continental Shares into the Depositary's account at CDS) shall be effective on and after the Take-Up Date, with full power of substitution and resubstitution in the name of and on behalf of such holder of Purchased Securities (such power of attorney, coupled with an interest, being irrevocable) to:

(a) register or record the transfer and/or cancellation of Purchased Securities and Other Securities on the share registers of Northern Continental;

(b) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other

Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any person or persons as the proxy of such holder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Northern Continental;

(c) execute, endorse and negotiate any cheques or other instruments representing any Other Securities payable to the holder of such Purchased Securities; and

(d) exercise any rights of a holder of Purchased Securities and Other Securities with respect to such Purchased Securities and Other Securities, all as set forth in the Letter of Transmittal.

A Shareholder who executes a Letter of Transmittal or who deposits Northern Continental Shares by making a book-entry transfer into the Depositary's account at CDS also agrees, effective on and after the Take-Up Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of Shareholders or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities or Other Securities and to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies or authorizations or consents may be given by such person with respect thereto.

General

A Shareholder accepting the Offer (including a Shareholder that accepts the Offer by making a book-entry transfer into the Depositary's account at CDS who is deemed to have completed and submitted a Letter of Transmittal) covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder. The acceptance of the Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that:

(a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made into the Depositary's account at CDS has full power and authority to deposit, sell, assign and transfer the deposited Northern Continental Shares and any Other Securities being deposited;

(b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made into the Depositary's account at CDS owns the Northern Continental Shares and any Other Securities being deposited;

(c) the deposited Northern Continental Shares and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Northern Continental Shares and Other Securities, to any other person;

(d) the deposit of the Northern Continental Shares and Other Securities complies with applicable laws; and

(e) when the Northern Continental Shares and Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereof free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

In all cases, payment for Northern Continental Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Northern Continental Shares or book-entry transfer of Northern Continental Shares into the appropriate account, a Letter of Transmittal properly completed and duly executed covering those

Northern Continental Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and any other required documents.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Northern Continental Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defects of irregularities in any deposit of any Northern Continental Shares. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

The Offeror's interpretation of the terms and conditions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer and subject to applicable law, the Offeror will have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, the Northern Continental Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the relevant Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time, such number of Northern Continental Shares which, together with any Northern Continental Shares directly or indirectly owned by the Offeror or its affiliates, represents at least 66⅔% of the issued and outstanding Northern Continental Shares calculated on a Fully Diluted Basis (the "**Minimum Condition**");

(b) all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those of any stock exchanges or other Securities Regulatory Authorities) that are, in the Offeror's sole discretion, necessary or desirable to complete the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole discretion;

(c) the Offeror shall have determined in its sole discretion that there shall not exist any prohibition at law against the Offeror making or maintaining the Offer or taking up and paying for any Northern Continental Shares deposited under the Offer or issuing the Hathor Shares thereunder or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(d) the Offeror shall have determined in its sole discretion that (A) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, whether or not having the force of law and (B) no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied:

(i) to cease trade, enjoin, prohibit, delay or impose material limitations or conditions on or make materially more costly the purchase by or the sale to the Offeror of the Northern Continental Shares or the right of the Offeror to own or exercise full rights of ownership of the Northern Continental Shares or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii) seeking to obtain from Hathor or any of its affiliates or subsidiaries or Northern Continental or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Offer;

(iii) which, if the Offer was consummated, could in the Offeror's sole discretion, constitute a Material Adverse Effect with respect to the Offeror or its affiliates considered individually or on a

27

consolidated basis, or, whether or not the Offer was consummated, Northern Continental or its subsidiaries considered individually or on a consolidated basis; or

(iv) which challenges or would prevent or make uncertain the ability of the Offeror to make or maintain the Offer or effect a Compulsory Acquisition or Subsequent Acquisition Transaction.

(e) the Offeror shall have determined in its sole discretion that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been generally disclosed or the Offeror shall not otherwise have discovered) since the date of the Offer any Material Adverse Change;

(f) the Offeror shall not have become aware of any material adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Northern Continental prior to November 5, 2007 being the date of Hathor's announcement of its intention to make the Offer, in respect of any of Northern Continental's properties or assets, including any mineral rights or concessions;

(g) the Offeror shall have determined in its sole discretion that no property right, option, franchise or license of Northern Continental or the Offeror or any of its affiliates has been or may be materially impaired (which impairment has not been cured or waived) or otherwise materially adversely affected, or threatened to be materially impaired or materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for Northern Continental Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, or otherwise;

(h) the Offeror shall have determined in its sole discretion that no covenant, term or condition exists in any instrument or agreement to which Northern Continental is a party or to which any of its properties or assets are subject which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for the Northern Continental Shares under the Offer, including without limitation any default, right of termination, acceleration or other material adverse event that may ensue as a result of the Offeror taking up and paying for the Northern Continental Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(i) there will not have occurred any actual or threatened change to the Tax Act or the regulations thereunder (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or regulations or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or regulations) that, in the sole discretion of the Offeror, directly or indirectly, has or may have a material adverse significance with respect to the current or anticipated business or operations of any of Hathor or Northern Continental or with respect to the regulatory regime applicable to their respective businesses and operations, with respect to any potential integration of Northern Continental with Hathor or any reorganization of Northern Continental or Hathor in connection with any such potential integration, or with respect to completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(j) the Offeror shall have determined in its sole discretion that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects or involves, or may materially adversely affect or involve, the general economic, financial, currency exchange, securities or mining industries in Canada or elsewhere, or the financial condition, business, operations, assets, affairs or prospects of Northern Continental, or which makes it inadvisable for the Offeror to proceed with the Offer or taking up and paying for Northern Continental Shares deposited under the Offer;

(k) there shall not have occurred:

(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in Canada or the United States;

(ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States;

(iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in Canada or the United States;

(iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving Canada or the United States or any attack on, or outbreak or act of terrorism involving Canada or the United States;

(v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(m) the Offeror shall have determined in its sole discretion that none of Northern Continental or any third party has taken or proposed to take any action or has failed to take any action, or disclosed any previously undisclosed action, which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for the Northern Continental Shares under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition, joint venture, option or other dealing with any of the assets of Northern Continental (other than any such sale, disposition or other dealing between Northern Continental and any wholly-owned subsidiary of Northern Continental), any issuance of securities (other than the exercise of currently vested Northern Continental Options or Northern Continental Warrants) or options to purchase securities, the payment of any dividends or other distributions or payments, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Northern Continental, or any takeover bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Northern Continental or any capital expenditure by Northern Continental not in the ordinary course of business and consistent with past practice, entering into, modifying or terminating any agreement or arrangement with any of the directors, senior officers or employees of Northern Continental, instituting, cancelling or modifying of any employee benefit arrangement, any material change to its articles of incorporation or by-laws, altering material terms of any of its material agreements or licenses, incurring any debt outside of the ordinary course of business consistent with past practice or any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Northern Continental, or any agreement to engage in any of the foregoing;

(n) no person, entity or group shall have acquired or proposed to acquire beneficial ownership of more than 20% of any class or series of Northern Continental's equity securities (including without limitation Northern Continental Shares) through the acquisition of shares, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of any class or series of Northern Continental's equity securities, and no such person, entity or group, which before the date of the Offer had, shall have acquired or proposed to acquire, through the acquisition of shares, the formation of a group or otherwise, beneficial ownership of an additional 20% or more of any class or series of Northern Continental's equity securities;

(o) the Offeror shall have determined in its sole discretion (i) that there has not occurred any material change in the compensation paid or payable by Northern Continental to its directors, officers or employees including the granting of additional shares, stock options or bonuses since June 30, 2007 and (ii) that Northern Continental has publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder;

(p) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Northern Continental with any Securities Regulatory Authority in any of the provinces of Canada or the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release, directors circular or in any document so filed or released by Northern Continental to the public which the Offeror shall have determined in its sole discretion is materially adverse or makes it inadvisable for the Offeror to proceed with the Offer, or the taking up and paying for Northern Continental Shares deposited under the Offer;

(q) the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Northern Continental as the Offeror may deem necessary, which may have been given, provided or made available by Northern Continental at any time since November 5, 2007 or at any time after the announcement of the Offer to any other person considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture, licensing, partnering or similar transaction involving Northern Continental, on substantially the same terms and conditions as may be imposed on any such person, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer, to take up and pay for any Northern Continental Shares deposited to such an offer or to complete the acquisition of the Northern Continental Shares pursuant to the terms of the Offer or to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, and the Offeror shall have been satisfied with the results of its review of such information.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (including any action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

5. EXTENSIONS AND VARIATIONS OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended. Subject to applicable law, the Offer may be extended or varied one or more times at the sole discretion of the Offeror if the conditions set forth in the Offer are not satisfied at the Expiry Time or otherwise, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Vancouver, British Columbia, by causing the Depositary as soon as practicable thereafter to communicate such notice to all Shareholders whose Northern Continental Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer: "*Notice and Delivery*". The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation, such announcement in the case of an extension to be disseminated no later than 9:00 a.m. (Vancouver time) on the next business day after the previously scheduled Expiry Time, and will provide a copy of the notice to the TSXV and the applicable Securities Regulatory Authorities. Any notice of extension or variation will be deemed to have been given and to be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Vancouver, British Columbia. Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been fulfilled, complied with or waived by the Offeror unless the Offeror first takes up all Northern Continental Shares validly deposited under the Offer and not withdrawn. Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of the waiver of a condition, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been mailed, delivered or otherwise communicated to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Securities Regulatory Authorities.

If, at any time before the Expiry Time or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror unless it is a change in a material fact relating to the Hathor Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Vancouver, British Columbia, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer: "*Notice and Delivery*", to all Shareholders whose Northern Continental Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will, as soon as practicable after giving notice of a change in information to the Depositary, make a public announcement of the change in information and provide a copy of the public announcement to the TSXV and the applicable Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Vancouver, British Columbia. During any such extension or in the event of any variation, all Northern Continental Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject, among other things, to Section 6 of the Offer: "*Take up and Payment for Deposited Northern Continental Shares*", and to Section 7 of the Offer: "*Withdrawal of Deposited Northern Continental Shares*". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer: "*Conditions of the Offer*". If the consideration being offered for the Northern Continental Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Northern Continental Shares are taken up under the Offer.

6. TAKE UP AND PAYMENT FOR DEPOSITED NORTHERN CONTINENTAL SHARES

Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 4 of the Offer: "*Conditions of the Offer*") and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, the Offeror will take up Northern Continental Shares validly deposited under the Offer and not withdrawn pursuant to Section 7 of the Offer: "*Withdrawal of Deposited Northern Continental Shares*", not later than ten days after the Expiry Time and will pay for the Northern Continental Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Northern Continental Shares. Any Northern Continental Shares deposited under the Offer after the date on which the Offeror first takes up Northern Continental Shares will be taken up and paid for not later than ten days after such deposit. For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Northern Continental Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Vancouver, British Columbia. The Offeror will pay for Northern Continental Shares validly deposited under the Offer and not withdrawn by providing the Depository with sufficient share certificates for the Hathor Shares to be issued to Shareholders who have accepted the Offer. The Depositary will act as the agent of persons who have deposited Northern Continental Shares in acceptance of the Offer for the purpose of receiving Hathor Shares and transmitting such payment to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Northern Continental Shares pursuant to the Offer. Settlement with each Shareholder who has validly deposited and not withdrawn their Northern Continental Shares under the Offer will be made by the Depositary forwarding a share certificate or certificates, as applicable, to which such Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, the share certificates will be issued in the name of the registered holder of deposited Northern Continental Shares. Unless the person depositing Northern Continental Shares instructs the Depositary to hold the share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, the share certificates will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified, share certificates will be forwarded to the address of the Shareholder as shown on the Northern Continental Share register maintained by or on behalf of Northern Continental. Share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

7. WITHDRAWAL OF DEPOSITED NORTHERN CONTINENTAL SHARES

All deposits of Northern Continental Shares pursuant to the Offer are irrevocable, however any Northern Continental Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time before the Northern Continental Shares have been taken up by the Offeror pursuant to the Offer;

(b) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change has occurred in the information contained in the Offer or the Circular, each as may be amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change which is not within the control of the Offeror, unless it is a change in a material fact relating to the Hathor Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but prior to the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of a variation in the terms of the Offer other than a variation that consists solely of an increase in the consideration offered for the Northern Continental Shares under the Offer and where the Expiry Time is not extended for more than 10 days; is mailed, delivered or otherwise properly communicated, but only if such deposited Northern Continental Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Securities Regulatory Authorities; or

(c) if the Northern Continental Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Northern Continental Shares that are subject to the rights of withdrawal. Withdrawals of Northern Continental Shares deposited under the Offer must be effected by written notice of withdrawal made by or on behalf of the depositing Shareholder by whom or on whose behalf such Northern Continental Shares were deposited, and such notice must be actually received by the Depositary at the place of deposit of the Northern Continental Shares within the time limits indicated above. A notice of withdrawal must:

(a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy;

(b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Northern Continental Shares which are to be withdrawn; and

(c) specify such person's name, the number of Northern Continental Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Northern Continental Shares to be withdrawn. If Northern Continental Shares have been deposited pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer: "*Manner and Acceptance — Book-Entry Delivery*", such notice of withdrawal must also specify the name and number of the account at CDS to be credited with the withdrawn Northern Continental Shares or otherwise comply with the procedures of CDS, as applicable. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. For the purpose of obtaining physical possession of the deposited Northern Continental Share certificates so withdrawn, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Northern Continental Shares deposited for the account of an Eligible Institution. Withdrawals may not be rescinded and any Northern Continental Shares withdrawn will thereafter be deemed to be not validly deposited for purposes of the Offer. However, withdrawn Northern Continental Shares may be redeposited no later than the Expiry Time by again following one of the procedures described in Section 3 of the Offer: "*Manner of Acceptance*". Once the Offeror accepts the deposited Northern Continental Shares for payment upon the expiration of the Offer (including the expiration of any extension thereof), Shareholders will no longer be able to withdraw them, except in accordance with applicable law. If the Offeror extends the Offer, is delayed in taking up or paying for Northern Continental Shares or is unable to take up or pay for Northern Continental Shares for any reason, then, without prejudice to the Offeror's other rights, Northern Continental Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Northern Continental Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law. However, the ability of the Offeror to delay the payment for Northern Continental Shares that the Offeror has taken up is limited by applicable Canadian securities laws, which provide that the Offeror must take up and pay for Northern Continental Shares that have been deposited under the Offer where all the terms and conditions of the Offer have been complied with or waived not later than ten days after the expiry of the Offer. Any Northern Continental Shares taken up by the Offeror must be paid for as soon as possible, and in any event not more than three business days after they have been taken up. In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Offeror, the Depositary or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

8. RETURN OF NORTHERN CONTINENTAL SHARES TENDERED IF NOT TAKEN UP

If any deposited Northern Continental Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Northern Continental Shares than are deposited, certificates for unpurchased Northern Continental Shares will be returned at the Offeror's expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either (i) sending new certificates representing Northern Continental Shares not purchased or by returning the deposited certificates (and other relevant documents) by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Northern Continental or (ii) in the case of Northern Continental Shares deposited by book-entry transfer into the Depositary's account at CDS, pursuant to the procedures set forth in Section 3 of the Offer: "*Manner of Acceptance — Book-Entry Delivery*", such Northern Continental Shares will be credited to the depositing holder's account maintained with CDS.

9. CHANGES IN CAPITALIZATION, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, Northern Continental should subdivide, consolidate or otherwise change any of the Northern Continental Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer: "*Conditions of the Offer*", make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change and such adjustments shall not constitute a variation of the Offer. Northern Continental Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities (other than to the extent same are created by, through or under the Offer) and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Northern Continental Shares on or after the date of the Offer. If Northern Continental should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Northern Continental Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Northern Continental of such Northern Continental Shares following acceptance thereof for purchase pursuant to the Offer then:

(a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Northern Continental Shares, and to the extent that such dividends, distributions or payments do not exceed the fair market value of the consideration per Northern Continental Share payable by the Offeror pursuant to the Offer, the cash purchase price per Northern Continental Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment;

(b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and

(c) in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Northern Continental Share, as the case may be, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash consideration payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular or the Letter of Transmittal, share certificates issued pursuant to the Offer and certificates representing Northern Continental Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to share certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Northern Continental Shares in respect of which the share certificates are being issued were deposited, upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer: "*Notice and Delivery*". Notwithstanding Section 6 of the Offer: "*Take Up and Payment for Deposited Northern Continental Shares*", the deposit of share certificates with the Depositary for delivery to the depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Northern Continental Shares shall be deemed to have been paid for immediately upon such deposit.

11. NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Northern Continental and will be deemed to have been received on the third day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States or elsewhere following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders, if: (i) it is given to the TSXV for dissemination through their facilities; (ii) it is published once in the national edition of The Globe and Mail or The National Post newspapers, together with either the New York Times or the Wall Street Journal, and (iii) it is distributed through the facilities of the Canadian Corporate News, the Dow Jones News Services or other authorized news dissemination service. Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the addresses of the Depositary set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. MARKET PURCHASES

The Offeror reserves its right to and may acquire or purchase or cause an affiliate to acquire or purchase Northern Continental Shares through the facilities of the TSXV during the Offer Period. In no event will Hathor make any such purchase until the third business day following the date of the Offer. The aggregate number of Northern Continental Shares beneficially acquired by Hathor through the facilities of the TSXV while the Offer is outstanding will not exceed 5% of the outstanding Northern Continental Shares as of the date of the Offer. Hathor will issue and file a press release containing the information prescribed by law after the close of business of the TSXV on each day on which such Northern Continental Shares have been purchased. The foregoing terms will apply to Hathor, any of its affiliates and any person acting jointly or in concert with Hathor. Although the Offeror has no current intention to sell Northern Continental Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Northern Continental Shares after the Offer Period.

13. OTHER TERMS OF THE OFFER

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Northern Continental Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Northern Continental Shares to receive prompt payment for Northern Continental Shares validly deposited and taken up pursuant to the Offer.

No broker, dealer or other person (including the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror in connection with the Offer other than as contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer

or other person shall be deemed to be the agent of the Offeror or any of its affiliates the Depositary for the purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia. The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction. The Offeror in its sole discretion shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Northern Continental Shares.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, form part of the terms and conditions of the Offer.

The Offer and Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer, Northern Continental and the Offeror.

DATED this 16th day of November, 2007

HATHOR EXPLORATION LIMITED

"Stephen G. Stanley"

Per: (signed) Stephen G. Stanley
President

"Andriyko Herchak"

Per: (signed) Andriyko Herchak
Chief Financial Officer

The accompanying Definitions, Circular and Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

Offering Circular

The following information is provided in connection with the accompanying Offer dated November 16, 2007 by the Offeror to purchase all of the issued and outstanding Northern Continental Shares, including Northern Continental Shares that may become outstanding on the exercise of Northern Continental Options and Northern Continental Warrants. The terms, conditions and provisions of the Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer or under the heading "Glossary" in the Offer unless the context otherwise requires.

The information concerning Northern Continental contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of Northern Continental and the security holder lists made available by Northern Continental to the Offeror. Although the Offeror has no knowledge that would indicate that any statements relating to Northern Continental contained herein taken from or based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its directors, officers or agents assume any responsibility for the accuracy or completeness of such information nor for any failure by Northern Continental to disclose events or facts which may have occurred or may affect the significance or accuracy of any such information but which are known or unknown to the Offeror.

Directors' Circular

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Northern Continental must send a directors' circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Northern Continental subsequent to the date of the most recent published financial statements of Northern Continental.

1. ABOUT HATHOR

Hathor was incorporated under the laws of the Province of Alberta under the name "Longview Minerals Ltd." on June 28, 1996. On September 26, 1996, Hathor was discontinued under the *Business Corporations Act* (Alberta) and continued under the *Canada Business Corporations Act* under the name "Sixgill Minerals Ltd.", with an authorized capital of an unlimited number of common shares without par value. Hathor changed its name to "Hathor Exploration Limited" on May 28, 1997. On August 11, 1998, the issued and outstanding common shares of Hathor were consolidated on the basis of three post-consolidation common shares without par value for five pre-consolidation common shares without par value. Hathor was extraprovincially registered under the *Company Act* (British Columbia) on November 12, 1998. On July 11, 2002, Hathor rescinded and replaced its bylaws. The Head Office of Hathor is 1810 – 925 West Georgia Street, Vancouver BC, V6C 2L2, and the registered and records office of Hathor is 1040-999 West Hastings Street, Vancouver BC, V6C 2W2

Hathor's common shares trade on Tier 2 of the TSXV under the symbol "HAT". Hathor is a reporting issuer in British Columbia and Alberta and its continuous disclosure documents are filed with the applicable Securities Regulatory Authorities and are available on the SEDAR website at www.sedar.com.

In June, 2007 Hathor was selected as one of the companies making up the "2007 TSX Venture 50". The TSX Venture 50 are the top 10 companies in each of five major industry sectors -- mining, oil & gas, technology, life science and diversified industries -- based on a ranking formula with equal waiting given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume.

Detailed information concerning the business, financial condition, capitalization, management and risks associated with an investment in Hathor Shares is set out in Schedule A – *Further Information About Hathor* which schedule forms a part of this Circular and should be read in detail by Shareholders in deciding whether to accept the Offer and can also be found in its continuous disclosure documents filed on www.sedar.com.

The audited financial statements of Hathor for the year ended March 31, 2007 and the unaudited financial statements for the six month period ended September 30, 2007, as filed on www.sedar.com, are hereby incorporated by this reference.

2. ABOUT NORTHERN CONTINENTAL

Northern Continental was incorporated on August 20, 1986 and exists under the BCBCA. Northern Continental's head office and registered and records office is located at Suite 650 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. Northern Continental Shares trade on the TSXV under the symbol "NCR". Northern Continental is also a reporting issuer in British Columbia and Alberta and its continuous disclosure documents are filed with the applicable Securities Regulatory Authorities and are available on the SEDAR website at www.sedar.com. Northern Continental's principal business is the acquisition and exploration of mineral resource properties, with a current focus exclusively on the Russell Lake Uranium Property. Certain information concerning Northern Continental which the Offeror is required to include in this Circular is set out on Schedule C – *Further Information About Northern Continental.* Further detailed information concerning the business, financial condition, capitalization, management and risks associated with an investment in Northern Continental Shares can be obtained through Northern Continental's website at www.northerncontinental.ca.

3. BACKGROUND TO THE OFFER

Since 2005, Hathor and Northern Continental have been working together on the exploration of the Russell Lake Uranium Property. To date, the exploration results have been encouraging. Based on these results, Hathor has expressed the desire to see a more accelerated and comprehensive exploration program for the Russell Lake Property and began to explore ways in which it could most effectively advance that program. Under the joint venture agreement pursuant to which Hathor and Northern Continental are exploring the Russell Lake Property, the operator for the exploration work alternates on an annual basis between Hathor and Northern Continental. Hathor was the initial operator under the joint venture agreement, and in the first year the budge for, exploration expenditures totaled $2.6 million. Northern Continental is the current operator, and has proposed a program for the next year of $2.4 million. The program has not been approved by the Management Committee of the joint venture. Northern Continental's working capital as at June 30, 2007 was approximately $1.18 million. Hathor is of the view that the Russell Lake Property should be aggressively explored in order to take advantage of current uranium prices, and that the program proposed by Northern Continental is inadequate and is designed more to accommodate Northern Continental's current financial condition rather than to reflect the commercial merits of the Russell Lake Property. Following a detailed review of the alternatives, Hathor concluded the most expeditious, effective and value-maximizing way to proceed was to consolidate 100% of the Russell Lake Property in a single entity by combining Hathor and Northern Continental. Hathor's board of directors strongly believes that this would result in value creation for shareholders of both Northern Continental and Hathor and offers the following benefits and opportunities:

(i) In the spring of 2007, Hathor conducted a brokered private placement, raising net proceeds of $20,591,330. As at September 30, 2007 Hathor had approximately $22 million in working capital. Combined with the approximately $1 million in working capital that Northern Continental had at June 30, 2007, the combined company will be well capitalized to pursue an aggressive exploration program.

(ii) The combined entity will have a larger and more diversified portfolio of owned properties;

(iii) Consolidating the exploration and development of the Russell Lake Property should allow for significant cost savings and synergies by eliminating the administrative and other costs associated with the joint exploration and development of that property;

(iv) Combining the two companies will significantly enhance the ability to access the capital needed to continue to explore and develop the Russell Lake Property.

(v) Combining the two companies will eliminate the significant costs of maintaining two public companies, including audit, legal and regulatory costs; Hathor estimates cash savings to be approximately $300,000 per year.

(vi) Enhanced access to capital will improve Hathor's ability to acquire additional properties and to fund the exploration of those and of the other properties held by the companies;

(vii) Combining the two companies will create a larger company with a greater public market presence, leading to greater coverage by investors and financial advisers, opportunities for an improved market valuation, and enhanced liquidity due to the larger number of shares and shareholder base; and

(viii) The combined entity will have a stronger experienced management team and the ability to attract and retain the partners, service providers, staff and others needed to advance the combined companies' projects.

Management of Hathor has approached the management of Northern Continental on several occasions over the past year to attempt to negotiate a merger of the two companies.

- In late fall 2006, Stephen Stanley and Matthew Mason of Hathor met Charles O'Sullivan and Alan Crawford of Northern Continental. Messrs. O'Sullivan and Crawford expressed interest in the proposal, and stated that if Northern Continental were to merge with any company, Hathor would be the obvious choice. Hathor's directors left the meeting with the impression that a merger was a serious option.

- Management of Hathor approached Northern Continental again in the Spring of 2007. Northern Continental repeated that if they were to merge, Hathor would be the natural partner. Northern Continental mentioned that they had received merger enquiries from four other companies. Management of Northern Continental expressed the view that the Northern Continental share price was under-valued, and that they would prefer to have a higher stock price before discussing merger proposals. Hathor management stated that Northern Continental was really a "one property company", and that any success at Russell Lake would be reflected in the share price of both Northern Continental and Hathor, and that therefore there was no benefit to be obtained from further delays. Hathor also pointed out that Hathor could have success on any other of Hathor's properties, in which event the price of Hathor's shares would rise in relation to Northern Continental's share price, resulting in a share exchange ratio that would be less advantageous to the Northern Continental shareholders.

- On August 7, 2007, Hathor engaged HSBC as its financial advisor in connection with its proposed merger with Northern Continental. Later that day, Mr. Stanley of Hathor met Mr. O'Sullivan of Northern Continental and presented a formal letter of intent and a term sheet for a proposed merger. Mr. O'Sullivan again stated that Northern Continental was interested, but that they wished to wait until after their Annual General Meeting, since they had some internal matters to attend to in the meantime. Mr. Stanley urged Mr. O'Sullivan to take the proposal to the full Board of Directors of Northern Continental for consideration, and Mr. O'Sullivan said that he would. Hathor heard nothing further from Northern Continental regarding the merger proposal.

- On Friday, October 26, 2007, Mr. O'Sullivan telephoned Mr. Stanley to say that he would not be available to meet on October 29, as previously agreed, to discuss various issues. Mr. O'Sullivan stated that management of Northern Continental was departing on a fund-raising trip for the company. Mr. Stanley, not wishing to allow further time to elapse, proposed three options to Mr. O'Sullivan. They were:

  - Merge Hathor with Northern Continental. Mr. O'Sullivan stated that the Northern Continental Board of Directors had decided to defer consideration of a merger for another year, since Northern Continental wished to carry out the 2008 drilling program on the Russell Lake Property;

  - To not conduct a financing in a Northern Continental and to have Hathor sole-fund the 2008 exploration program in consideration of earning a higher interest in the Russell Lake Property. Mr. O'Sullivan rejected this proposal.

  - To have Hathor invest in a private placement in Northern Continental in order to ensure that Northern Continental had the funding to carry out an aggressive exploration program in 2008. Mr. O'Sullivan rejected this proposal on the basis that Northern Continental wished to conduct a brokered private placement, so that the broker could provide market support.

Following this most recent telephone call, and not having received a response from Northern Continental Hathor concluded that a pre-negotiated merger of the two companies would not be feasible at this time, and that the merger proposal was not being seriously considered by the Northern Continental management and Board of Directors.

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR NORTHERN CONTINENTAL

The purpose of the Offer is to enable the Offeror to acquire all of the Northern Continental Shares so that Northern Continental becomes a wholly-owned subsidiary of Hathor. Thereafter Hathor will likely take steps to amalgamate and combine the operations of the two companies. Hathor anticipates that the primary focus of the combined company will be to continue to advance the exploration and development of the Russell Lake Property. If the Offeror acquires at least 90% of the Northern

Continental Shares (calculated on a Diluted Basis), the Offeror may acquire the remaining Northern Continental Shares pursuant to a Compulsory Acquisition. If the Offeror acquires less than 90% of the outstanding Northern Continental Shares, the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction, to acquire the remaining Northern Continental Shares without the consent of the holders thereof.

Following completion of the Offer, Hathor also intends to delist the Northern Continental Shares from trading on the TSXV and to cause Northern Continental to cease to be a reporting issuer under applicable securities laws.

Select Financial Information and Pro Forma Financial Statements Giving Effect to the Offer

The following summary pro forma financial information presents Hathor's pro forma financial information after giving effect to Hathor's acquisition of all of the Northern Continental Shares pursuant to the Offer. The summary pro forma consolidated financial information set forth below should be read in conjunction with the pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP. thereon attached as Schedule B to this Offer and Circular. The pro forma financial information is derived from and should be read in conjunction with the financial statements of each of Hathor and Northern Continental and the related notes to those financial statements attached hereto. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Hathor as at September 30, 2007 and the audited consolidated balance sheet of Northern Continental as at June 30, 2007, and gives pro forma effect to the acquisition of Northern Continental by Hathor as if the transaction had occurred as at the balance sheet date. The pro forma consolidated statement of operations for the twelve month period ended March 31, 2007 has been prepared from the audited consolidated statement of operations of Hathor for the year ended March 31, 2007 and audited consolidated statement of operations of Northern Continental for the year ended June 30, 2007, and gives pro forma effect to the acquisition as if the transaction had occurred as at April 1, 2006.

In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the pro forma consolidated financial statements. The information in the pro forma consolidated financial statements is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offeror will differ from the pro forma information presented below.

Summary of Unaudited Pro Forma Financial Information
(in Cdn.$)

Twelve months ended March 31, 2007

	Hathor Consolidated (for the year ended March 31, 2007)	**NCR** (for the year ended June 30, 2007)	**Pro forma**
Statement of Operations			
Other income (expenses)	$299,737	$33,233	$332,970
Loss before Other income (expenses)	$2,665,222	$530,953	$3,196,175
Loss for the year	$2,365,485	$497,720	$2,863,205
Loss per share	$0.05	$0.01	$0.05

As at September, 2007

	Hathor Consolidated As at Sept 30/07	**NCR As at June 30/07**	**Pro forma**
Balance Sheet Data			
Current			
Cash and short-term investments	$21,178,088	$1,081,370	$22,589,458
Portfolio investments	295,750	405,000	198,250
Accounts receivables	720,401	34,227	274,131
Due from related parties	-	75,068	75,068
Prepaid expenses and deposits	756,300	11,210	767,510
	22,950,539	$1,606,925	22,904,417
Mineral property costs	35,641,940	1,123,972	55,289,391
Property and equipment	31,956	-	31,956
Total Assets	**$58,624,435**	**$2,730,897**	**$78,225,764**
Current			
Accounts payable and accrued liabilities	$ 132,907	$402,047	$534,144
Shareholder's loan	153,041	-	153,041
Due to related parties	33,093	25,873	58,966
	318,231	**427,920**	**746,151**
Future income tax liability	6,899,842	-	12,512,232
Total Liabilities	7,218,073	427,920	13,258,383
Shareholders' Equity			
Share capital	47,642,068	12,780,170	60,893,834
Contributed surplus	10,060,599	1,479,224	10,431,404
Deficit	(6,266,488)	(11,965,417)	(6,328,040)
Accumulated other comprehensive loss	(29,817)	-	(29,817)
	51,406,362	**2,302,977**	**64,967,381**
Total Liabilities and Shareholders' Equity	**$ 58,624,435**	**$ 2,730,897**	**$ 78,225,764**

Risk Factors Related to the Offer

The combination of Northern Continental and Hathor is subject to certain risks in addition to the risks each face in their business operations. See: Schedule A – *Further Information About Hathor – Risk Factors*. The business combination risks include the following:

- **Hathor Shares are being issued under the Offer based on a fixed exchange ratio.**

The Offeror is offering to purchase Northern Continental Shares on the basis of 0.40 of a Hathor Share for each Northern Continental Share. The exchange ratio will not be adjusted to reflect any changes in the comparative market value of the Hathor Shares and the Northern Continental Shares at the time of a take-up of Northern Continental Shares under the Offer. As a result, the value reflected in the Offer may vary significantly from the values at the date of this Offer and the date that Northern Continental Shares are taken-up under the Offer.

- **The integration of Hathor and Northern Continental may not occur as planned.**

The Offer has been made with the expectation that it will result in exploration synergies, cost savings and enhanced opportunities for the combined company. These anticipated benefits will depend in part on whether the operations of Hathor and Northern Continental can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will require decisions to be made by management, including with respect to the integration of systems and personnel, and may encounter special risks, including possible unanticipated liabilities, costs, and the loss of key employees. The performance of Hathor's operations after completion of the Offer could be adversely affected if the integration of the combined company is not carried out efficiently or other anticipated problems arise.

- **The combination of Hathor and Northern Continental may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.**

In order for Hathor to acquire all of the issued and outstanding Northern Continental Shares, it is likely to be necessary, following the completion of the Offer, for Hathor or an affiliate of Hathor to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Northern Continental Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Northern Continental Shares at a price that might exceed the value offered under the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent or similar rights in respect of Northern Continental Shares, subjecting Hathor to significant costs in dealing with the dissent proceeding and which could result in Hathor being required to make a cash payment that could have a material adverse effect on Hathor's financial position and its liquidity.

- **After the consummation of the Offer, Northern Continental could become a majority-owned subsidiary of Hathor and Hathor's interest could differ from that of the remaining minority Shareholders.**

After the consummation of the Offer, Hathor will have the power to elect the directors of Northern Continental, appoint management and approve certain actions on Northern Continental's behalf. In particular, after the consummation of the Offer, Hathor intends to integrate Northern Continental and Hathor, whether by merger or other transaction whereby the operations of Northern Continental and Hathor are combined. Hathor's interests with respect to Northern Continental may differ from, and conflict with, those of any remaining minority Shareholders.

- **Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Northern Continental Shares not deposited under the Offer will be reduced, which may affect the price of the Northern Continental Shares and the ability of a Shareholder to dispose of their Northern Continental Shares.**

If the Offer is successful, the liquidity and market value of the remaining Northern Continental Shares not tendered under the Offer could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Northern Continental Shares acquired pursuant to the Offer, following the completion of the Offer, the Northern Continental Shares may no longer meet the TSXV requirements for continued listing. In addition, to the extent permitted under applicable law, Hathor intends to seek to cause the delisting of the Northern Continental Shares. If the TSXV were to delist the Northern Continental Shares, the market for the Northern Continental Shares could be adversely affected. Although it is possible that the Northern Continental Shares could be traded on other securities exchanges or in the over-the-counter market, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Northern Continental Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Northern Continental Shares remaining at such time. A sufficient number of shares may not be traded to allow for a liquid trading market. If Northern Continental Shares are delisted, Northern Continental Shares may cease to be qualified investments for trusts governed by registered retirement savings plans.

- **Shareholders of Northern Continental will realize dilution of their interest.**

Hathor expects to issue approximately15,655,757 Hathor Shares under the Offer if 100% of the Northern Continental Shares are deposited, which would result in a total of 83,782,535 Hathor Shares outstanding. As a result of these issuances, the Shareholders' ownership interest in the combined company will be diluted, relative to their current ownership interest in Northern Continental. Based on the above, the Shareholders will hold approximately 19% of the total Hathor Shares outstanding upon the completion of the Offer. However Northern Continental Shareholders will now hold shares in a larger company.

- **The issuance of a significant number of Hathor Shares and the potential resale of a significant number of such shares on the TXSV could adversely affect the market price of Hathor's common shares after the take-up of Northern Continental Shares under the Offer.**

If all of the Northern Continental Shares are tendered to the Offer, a significant number of additional Hathor Shares will be available for trading in the public market. In addition, if Shareholders resident in the United States tender Northern Continental Shares to the Offer, certain of the Hathor Shares that would otherwise have been issued to such Shareholders may be immediately resold through the TSXV if Hathor is not satisfied that such shares may be delivered to such Shareholders without further action in compliance with applicable securities laws. Such sales may adversely affect the market price of Hathor's common shares. Moreover, the overall increase in the number of Hathor common shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Hathor's common shares. The perceived risk of substantial sale of Hathor common shares, as well as any actual sales of such Hathor common shares in the public market, could adversely affect the market price of Hathor's common shares.

- **The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Northern Continental and Hathor.**

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Northern Continental and Hathor are organized under the laws of Canada and have certain locations and assets in foreign countries, and that some or all of the Northern Continental and Hathor officers and directors, as well as some or all of the experts named in this Offer and Circular are residents of countries other than the United States.

- **Hathor may not realize the benefits of the combined company's growth projects.**

As part of its strategy, Hathor will continue its efforts to explore and develop new mineral properties and will have a somewhat expanded portfolio of such projects as a result of the combination with Northern Continental. A number of risks and uncertainties are associated with the development of these types of projects, including the risks generally associated with mineral exploration, regulatory, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

- **Additional risk factors relating to Hathor.**

Hathor's mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond Hathor's control. Shareholders should carefully consider the risk factors discussed in Schedule A – *Further Information Concerning Hathor – Risk Factors*.

5. SOURCE OF FUNDS

The Offer does not involve the payment of cash consideration by the Offeror to acquire Northern Continental Shares. The fees and expenses to be incurred by Hathor in making the Offer together with transaction fees to be paid in cash and securities, which are estimated at $1,000,000 and will be borne by Hathor. Hathor has sufficient cash on hand to pay for the fees and expenses associated with the Offer. The Offer is not subject to any financing condition.

6. ACQUISITION OF NORTHERN CONTINENTAL SHARES NOT DEPOSITED

It is the Offeror's intention that if it takes up and pays for Northern Continental Shares deposited under the Offer, it will enter into one or more transactions to enable it to acquire all of the Northern Continental Shares not acquired under the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within four (4) months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Northern Continental Shares (on a Fully Diluted Basis), other than Northern Continental Shares held at the date of the Offer by or on behalf of the Offeror, its nominee or its affiliates (as such terms are defined in the BCBCA), the Offeror intends, to the extent possible, to acquire pursuant to section 300 of the BCBCA and otherwise in accordance with applicable laws the remainder of the Northern Continental Shares from those Shareholders who have not accepted the Offer (a "Compulsory Acquisition"). To exercise such statutory right, the Offeror must give a prescribed notice (the "Offeror's Notice") within 5 months of the date of the Offer to each holder of Northern Continental Shares who did not accept the Offer (and each person who subsequently acquires any Northern Continental Shares) (a "Remaining Shareholder") of such proposed acquisition. Upon the giving of the Offeror's Notice, the Offeror will be entitled and bound to acquire every Northern Continental Share held by the Remaining Shareholders to whom the Offeror's Notice was given for the consideration and on the terms set forth in the Offer, unless the Supreme Court of British Columbia (the "Court"), on application made by any Remaining Shareholder to whom the Offeror's Notice was given within two months from the date of the giving of the Notice, orders otherwise. Pursuant to any such application, the Court may (a) fix the price and terms of payment for the Northern Continental Shares held by the Remaining Shareholder; and (b) make such consequential orders and give such directions as the Court considers appropriate. Where the Notice has been given by the Offeror and the Court has not, on an application made by a Remaining Shareholder to whom the Offeror's Notice was given, ordered otherwise, the Offeror shall, on the expiration of two months from the date on which the Offeror's Notice was given, or, if an application to the Court by a Remaining Shareholder to whom the Notice was given is then pending, then after that application has been disposed of, send a copy of the Offeror's Notice to Northern Continental and pay or transfer to Northern Continental the amount or other consideration presenting the price payable by the Offeror for the Northern Continental Shares that the Offeror is entitled to acquire, and Northern Continental will thereupon register the Offeror as a Shareholder with respect to those Northern Continental Shares.

Section 300 of the BCBCA also provides that if the Offeror is entitled to deliver the Offeror's Notice and has chosen not to do so, Remaining Shareholders may, by following the procedures specified by the BCBCA, require the Offeror to purchase their Northern Continental Shares at the same price and on the same terms contained in the Offer.

A Compulsory Acquisition Transaction described above would be a "business combination" under OSC Rule 61- 501 and a "going private transaction" under AMF Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Compulsory Acquisition Transactions to be "related party transactions". However, if the Compulsory Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or a "going private transaction" in accordance with AMF Regulation Q-27, the "related party transaction" provisions of OSC Rule 61-501 and AMF Regulation Q-27 do not apply to such transaction. The Offeror currently intends to carry out any such Compulsory Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, if applicable, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such Compulsory Acquisition Transaction.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of section 300 of the BCBCA. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights may be lost or altered. Shareholders who wish to be better informed about those provisions should consult their legal advisors. See Section 14 of the Circular: "*Canadian Federal Income Tax Consequences*", for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Northern Continental Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror intends to pursue other lawful means of acquiring the remainder of the Northern Continental Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 66⅔% of the outstanding Northern Continental Shares (on a Diluted Basis) under the Offer, the Offeror intends to acquire the balance of the Northern Continental Shares not tendered to the Offer as soon as practicable, but in any event not later than 120 days after the Expiry Date by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving Northern Continental and the Offeror or an affiliate of the Offeror to acquire the remaining Northern Continental Shares not acquired pursuant to the Offer for consideration per Northern Continental Share equal in value to the consideration paid by the Offeror under the Offer (a "**Subsequent Acquisition Transaction**"). The timing and details of any such transaction will depend on a number of factors, including the number of Northern Continental Shares acquired pursuant to the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Northern Continental Shares deposited under the Offer, the Offeror should own sufficient Northern Continental Shares to effect a Subsequent Acquisition Transaction.

Each type of Subsequent Acquisition Transaction described above would be a "business combination" under OSC Rule 61-501 and a "going private transaction" under AMF Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or a "going private transaction" in accordance with AMF Regulation Q-27, the "related party transaction" provisions of OSC Rule 61-501 and AMF Regulation Q-27 do not apply to such transaction. The Offeror currently intends to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, if applicable, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

OSC Rule 61-501 and AMF Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror currently intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27, if applicable, exempting the Offeror or Northern Continental, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that either OSC Rule 61-501 and AMF Regulation Q-27 will not apply, or these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Northern Continental Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. OSC Rule 61-501 and AMF Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the Northern Continental Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction and subject to any available exemption or discretionary relief granted by the OSC and the SMF as required, the "minority" holders will be, all Shareholders other than the Offeror, any "interested party" or any person or company who is a "related party" of the Offeror or an "interested party" for purposes of OSC Rule 61-501 and AMF Regulation Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing. OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offeror may treat Northern Continental Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer and the Subsequent Acquisition Transaction is completed no later than 120 days after the date of expiry of the formal take-over bid. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer and that the Subsequent Acquisition Transaction would be completed within 120 days of the date of expiry of the formal take-over bid and the Offeror intends to cause Northern Continental Shares acquired pursuant to the Offer to be voted in favour of such transaction. In addition, under OSC Rule 61-501 and AMF Regulation Q-27, if following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Northern Continental Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders. If the Offeror is unable to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Northern Continental or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals or exemptions in the event OSC Rule 61-501 or AMF Regulation Q-27 is applicable, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Northern Continental Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Northern Continental, or taking no further action to acquire additional Northern Continental Shares. Subject to applicable law, any additional purchases of Northern Continental Shares could be at a price greater than, equal to or less than the price to be paid for Northern Continental Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may take no action to acquire additional Northern Continental Shares or may sell or otherwise dispose of any or all Northern Continental Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Northern Continental Shares under the Offer. Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Northern Continental Shares under Division 2, Part 8 of the BCBCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Northern Continental Shares. The fair value of Northern Continental Shares so determined could be more or less than the amount paid per Northern Continental Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 14 of the Circular: "*Canadian Federal Income Tax Consequences*". Shareholders should consult their legal advisors for a determination of their legal rights and the consequences to them with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

7. HOLDINGS OF SECURITIES OF NORTHERN CONTINENTAL

None of the Offeror, nor any director or senior officer of the Offeror, or to the knowledge of the directors or senior officers of Offeror, after reasonable inquiry (i) any associate of any of the directors or senior officers of the Offeror, or (ii) any person holding more than 10% of any class of equity securities of the Offeror, or (iii) any person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of any class of Northern Continental as of the date hereof, except for the Offeror, and Mr. Graham Scott (the Secretary of the Offeror), who own 250,000, and 1,000 Northern Continental Shares, respectively.

8. TRADING IN SECURITIES OF NORTHERN CONTINENTAL

None of the Offeror, nor any director or senior officer of the Offeror, or to the knowledge of the directors or senior officers of Offeror after reasonable inquiry (i) any associate of any of the directors or senior officers of the Offeror, or (ii) any person holding more than 10% of any class of equity securities of the Offeror, or (iii) any person acting jointly or in concert with the Offeror, has traded in any securities of Northern Continental during the 6 months preceding the date hereof.

9. COMMITMENTS TO ACQUIRE SECURITIES OF NORTHERN CONTINENTAL

No securities of Northern Continental are subject to any commitments to acquire such securities made by the Offeror or by directors or senior officers of the Offeror or, to the knowledge of directors and senior officers of the Offeror, after reasonable enquiry, by (i) any associate of any director or officer of the Offeror, or (ii) any person or company who holding more than 10% of any class of equity securities of the Offeror, or (iii) any person acting jointly or in concert with the Offeror.

10. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF NORTHERN CONTINENTAL

There are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Northern Continental and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of Northern Continental with respect to the Offer or between the Offeror and any person or company with respect to any securities of Northern Continental in relation to the Offer.

11. EFFECT OF THE OFFER ON MARKETS FOR THE NORTHERN CONTINENTAL SHARES AND STOCK EXCHANGE LISTINGS

The purchase of Northern Continental Shares by the Offeror pursuant to the Offer will reduce the number of Northern Continental Shares that might otherwise trade publicly, as well as the number of holders of Northern Continental Shares, and, depending on the number of Northern Continental Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Northern Continental Shares. The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Northern Continental Shares on such exchange. Among such criteria are the minimum number of holders of Northern Continental Shares, the minimum number of Northern Continental Shares publicly held and the aggregate market value of the Northern Continental Shares publicly held. Depending upon the number of Northern Continental Shares purchased pursuant to the Offer, it is possible that the Northern Continental Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Northern Continental Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the remaining Northern Continental Shares. It is the intention of the Offeror to cause Northern Continental to apply to delist the Northern Continental Shares from the TSXV as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Moreover, in the event the Northern Continental Shares are delisted, such shares would constitute "taxable Canadian property" to non-resident holders of Northern Continental Shares. As a result, subject to relief under an applicable tax treaty, a non-resident holder of Northern Continental Shares would, among other things, be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares. After the purchase of the Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Northern Continental may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Northern Continental to request the elimination of the public reporting requirements in any province or jurisdiction where a small number of Shareholders reside. If permitted by law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Northern Continental to cease to be a reporting issuer under the securities laws of each province of Canada and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

12. OTHER MATERIAL INFORMATION ABOUT NORTHERN CONTINENTAL

The Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Northern Continental since the date of the last published interim or annual financial statements of Northern Continental, other than as has been publicly disclosed by Northern Continental. The Offeror has no knowledge of any other matter that is not disclosed herein and has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

13. REGULATORY MATTERS

The Offeror's obligation to take up and pay for Northern Continental Shares tendered under the Offer is conditional upon all requisite governmental or regulatory consents, approvals or decisions (including, without limitation, those of any Securities Regulatory Authorities) that are necessary in connection with the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably, and all waiting periods imposed by applicable laws having expired or having been terminated. The Offeror will apply to the TSXV to list the Hathor Shares to be issued under the Offer. The listing of the additional Hathor Shares will be subject to Hathor fulfilling all of the requirements imposed by the TSXV in that regard. At present, Hathor and Northern Continental are reporting issuers in British Columbia and Alberta only. Hathor will take such steps as may be necessary to become a reporting issuer in such other jurisdictions where such qualification is necessary or is a consequence of making the Offer in any such jurisdiction. The distribution of the Hathor Shares under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements that generally apply to the distribution and trading of shares under applicable Canadian securities laws and, in provinces where such statutory exemptions are not available, the Offeror intends to apply for exemptive relief from such requirements. While the resale of Hathor Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions (generally by disposing of such Hathor Shares through a registered dealer) and, where such statutory exemptions are not available, the Offeror intends to apply for exemptive relief from the applicable securities regulatory authorities to the effect that the Hathor Shares to be issued under the Offer may be resold without a prospectus. The Offer is not subject to pre-closing review and approval under the Investment Canada Act. The purchase of Northern Continental Shares pursuant to the Offer is not subject to any mandatory pre-merger or similar notification in Canada under the Competition Act.

The Hathor Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such U.S. Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such U.S. Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such U.S. Shareholders.

Hathor Shares issued to U.S. Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Northern Continental Shares tendered by such Shareholders in the Offer are "restricted securities." Accordingly, if a Shareholder tender Northern Continental Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Hathor Shares issued to such Shareholder in exchange for such Shares shall also bear a U.S. Securities Act restrictive legend. In addition, Hathor Shares acquired by affiliates of Hathor or Northern Continental may be resold only outside the United States pursuant to Regulation S under the U.S. Securities Act, pursuant to a subsequent registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 145(d)(1), (2) or (3) under the U.S. Securities Act. In general, an affiliate for this purpose is an officer or director of Northern Continental or Hathor or, if the Offer is completed, Hathor or a shareholder who beneficially owns more than 10% of the outstanding Northern Continental or Hathor Shares.

14. CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the principal Canadian federal income tax considerations as of the date hereof, relating to the disposition of Northern Continental Shares pursuant to the Offer or otherwise pursuant to certain transactions described under Section 6 of this Circular: "*Acquisition of Northern Continental Shares Not Deposited*" generally applicable to Shareholders who, for the purposes of the Tax Act (i) are or are deemed to be resident in Canada, (ii) hold their Northern Continental Shares, and will hold their Hathor Shares, as capital property, (iii) deal at arm's length with Northern Continental and Hathor, and (iv) are not affiliated with Northern Continental or Hathor.

Northern Continental Shares and Hathor Shares will generally be considered to be capital property to a holder thereof, unless such shares are held in the course of carrying on a business, or were acquired in a transaction considered to be an adventure in the nature of trade. Certain shareholders who are resident in Canada and who might not otherwise be considered to hold their Northern Continental Shares or Hathor Shares as capital property may be entitled to have such shares treated as capital property by making the election provided by subsection 39(4) of the Tax Act. Any person contemplating making a subsection 39(4) election should first consult their tax advisor as the making of such an election will affect the income tax treatment of the person's disposition of other Canadian securities.

This summary is not applicable to a Shareholder who (i) is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act, (ii) is a "specified financial institution" as defined in the Tax Act, (iii) acquires or has acquired Northern Continental Shares upon the exercise of an employee stock option, or (iv) is not, or is deemed not to be, resident in Canada for the purposes of the Tax Act.

This summary is also not applicable to, and does not discuss, Canadian federal income tax considerations applicable to (i) holders of Northern Continental Options in respect of the exercise, settlement or termination of their Northern Continental

Options prior to completion of the Offer, or (ii) holders of Northern Continental Warrants in respect of the exercise, settlement, termination or disposition of Northern Continental Warrants prior to or after completion of the Offer.

Such Holders should consult their own tax advisors for advice with respect to the income tax considerations applicable to their own particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "**Regulations**") and our understanding of the current published administrative practices and policies of the CRA. The summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations discussed below.

The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders Who Accept the Offer

Unless the provisions of section 85.1 of the Tax Act apply (as discussed below), a Shareholder who disposes of Northern Continental Shares pursuant to the Offer in exchange for Hathor Shares will realize proceeds of disposition on the exchange equal to the fair market value of the Hathor Shares received and will acquire such Hathor Shares at a cost equal to such fair market value. Such a Shareholder will generally be considered to realize a capital gain (or capital loss) to the extent the proceeds of disposition of such Northern Continental Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Northern Continental Shares. Under the current provisions of the Tax Act, recognition of capital loss so realized by a Shareholder that is a corporation, partnership or trust may be deferred; however, under the Proposed Amendments, the recognition of a capital loss so realized will generally not be deferred. See "Taxation of Capital Gains and Capital Losses" below for a general discussion of the tax treatment of capital gains and capital losses.

A capital gain or capital loss that would otherwise be realized by a Shareholder on the exchange of Northern Continental Shares for Hathor Shares pursuant to the Offer may be deferred under the provisions of section 85.1 of the Tax Act. In general, except where (a) a Shareholder has, in the Shareholder's income tax return for the year of the exchange, included in computing the Shareholder's income any portion of the gain or loss otherwise determined from the disposition of a Northern Continental Share on the exchange, or (b) immediately after the exchange, such a Shareholder, persons with whom such a Shareholder does not deal at arm's length for purposes of the Tax Act, or such a Shareholder together with such persons, either controls Hathor or beneficially owns shares of the capital stock of Hathor having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of Hathor, the Shareholder will be deemed to have disposed of the Shareholder's Northern Continental Shares for proceeds of disposition equal to the Shareholder's adjusted cost base of such shares immediately before the disposition and will be deemed to have acquired Hathor Shares received in exchange therefor at a cost equal to the same amount. Accordingly, a Shareholder would, in those circumstances, not realize a capital gain or capital loss on the exchange of shares pursuant to the Offer.

If a Shareholder owns any other Hathor Shares as capital property at the time of the exchange, the cost of Hathor Shares owned by the Shareholder immediately after the exchange will be determined by averaging the cost of the Hathor Shares received on the exchange with the adjusted cost base of those other Hathor Shares.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year will be included in the Shareholder's income for the year. One-half of any capital loss (an "allowable capital loss") realized by the Shareholder in a year may be deducted against taxable capital gains realized in the year. Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

A shareholder that is throughout the relevant taxation year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-⅔% on its "aggregate investment income" for the year, which will include taxable capital gains. This refundable tax will generally be refunded to the corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

The amount of any capital loss arising on the disposition or deemed disposition of any shares by a shareholder that is a corporation may be reduced by the amount of certain dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which the corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Compulsory Acquisition of Northern Continental Shares Not Deposited

As described under Section 6 of this Circular, "Acquisition of Northern Continental Shares Not Deposited – Compulsory Acquisition", Hathor may, in certain circumstances, acquire Northern Continental Shares not deposited under the Offer pursuant to statutory rights of purchase under the BCBCA. The tax consequences to a Shareholder of a disposition of Northern Continental Shares in such circumstances will generally be similar to those described above under "Shareholders Who Accept the Offer". A Shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of such holder's Northern Continental Shares will be considered to have disposed of those Northern Continental Shares for proceeds of disposition equal to the amount fixed as such by the court (excluding an amount of any interest awarded by the court). As a result such dissenting Shareholder will generally realize a capital gain (or capital loss) to the extent such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Shareholder's adjusted cost base for such Northern Continental Shares. See "Taxation of Capital Gains and Losses" above.

Any interest awarded by a court to a dissenting Shareholder will be included in computing such Shareholder's income for the purposes of the Tax Act.

Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them in respect of having the Northern Continental Shares acquired under a Compulsory Acquisition transaction and exercising any rights of dissent in respect of such a transaction.

Subsequent Acquisition Transaction

As described in Section 6 of this Circular, "Acquisition of Northern Continental Shares Not Deposited – Subsequent Acquisition Transaction", if Hathor does not acquire all of the Northern Continental Shares pursuant to the Offer or by means of a Compulsory Acquisition, Hathor may propose other means of acquiring the remaining issued and outstanding Northern Continental Shares. The tax consequences of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and may be substantially the same as or materially different from, that described herein for Shareholders who dispose of their Northern Continental Shares pursuant to the Offer. Such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed divided and a capital gain or capital loss.

Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them in respect of such transactions, including the consequences of having their Northern Continental Shares acquired pursuant to such transactions and of exercising any rights of dissent in respect of such transactions. This summary does not describe the tax consequences of a Subsequent Acquisition Transaction to a Shareholder, which may be materially different from those tax consequences described above.

Potential Delisting

As described under Section 11 of this Circular, "Effect of the Offer on Markets for the Northern Continental Shares and Stock Exhange Listings", Northern Continental Shares may be delisted from the TSXV. Northern Continental Shares will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans at any time at which the Northern Continental Shares are not listed on a prescribed stock exchange and Northern Continental ceases to be a "public corporation" for the purposes of the Tax Act. Shareholders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Hathor Shares

The tax consequences to a Shareholder of a disposition or deemed disposition of Hathor Shares will generally be similar to those described above under "*Taxation of Capital Gains and Capital Losses*". See the discussion below under the heading "Taxation of Dividends" for a general description of the tax treatment of dividends to a holder of Hathor Shares.

Provided that they are listed on a prescribed stock exchange which includes the TSXV at the relevant time, or that Hathor continues to qualify as a "public corporation" other than a mortgage investment corporation for the purposes of the Tax Act, Hathor Shares will be "qualified investments" under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, subject to the specific provisions of any plan.

Taxation of Dividends

In the case of a shareholder who is an individual, dividends received or deemed to be received on shares of a taxable Canadian corporation will be included in computing the individual's income and will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Dividends received from a taxable Canadian corporation which designates the dividends as "eligible dividends" in accordance with the Tax Act will be subject to a 45% gross-up and dividend tax credit equal to 11/18 of the gross-up amount. Dividends which are not designated as "eligible dividends" will be subject to a 25% gross-up and dividend tax credit equal to 2/3 of the gross-up amount.

In the case of a shareholder that is a corporation, dividends received or deemed to be received on shares of a taxable Canadian corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on shares of a taxable Canadian corporation to the extent that such dividends are deductible in computing the corporation's taxable income. This refundable tax is generally refunded to the corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Non-Residents of Canada

Shareholders who are not resident in Canada for purposes of the Tax Act should consult their own tax advisors for advice with respect to the potential income tax consequences to them in respect of the Offer, including the consequences of having their Northern Continental Shares acquired under the Offer, a Compulsory Acquisition or pursuant to a Subsequent Acquisition Transaction or exercising their statutory rights of dissent in respect of any such Subsequent Acquisition Transaction.

15. ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

16. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Vector Corporate Finance Lawyers, Canadian counsel to the Offeror. As of the date of the Offer, the partners and associates collectively of Vector Corporate Finance Lawyers owned 1,000 Northern Continental Shares.

17. DEPOSITARY AND FINANCIAL ADVISOR

Computershare Investor Services Inc. is acting as the Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing Northern Continental Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its offices as specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Northern Continental Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Hathor has retained HSBC to act as its financial advisor with respect to the Offer. HSBC is authorized to make solicitations of acceptances of the Offer on behalf of the Offeror. No additional compensation is payable by the Offeror in respect of this service.

Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Northern Continental Shares pursuant to the Offer. No fee or commission will be payable by Shareholders who transmit their Northern Continental Shares directly to the Depositary. Shareholders should contact the Depositary or the Information Agent for assistance in accepting the Offer and in depositing Northern Continental Shares with the Depositary.

18. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CERTIFICATE AND CONSENT

CONSENT OF AUTHOR

TO: TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission

I, Dr. Irvine R. Annesley, P.Geo., do hereby consent to the filing of the written disclosure of the technical report titled *Evaluation of the Russell Uranium Exploration Property, Northern Saskatchewan* dated April 1, 2006 as revised June 12, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Offer and Circular of Hathor Exploration Limited, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Offer and Circular of Hathor Exploration Limited dated November 16, 2007 contains any misrepresentation of the information contained in the Technical Report.

Dated this 16th day of November, 2007.

"Irvine R. Annesley"

(signed) Irvine R. Annesley, Ph.D., P.Geo.

CONSENT OF AUTHOR

TO: TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission

I, Philip Robertshaw, P.Geo., do hereby consent to the filing of the written disclosure of the technical report titled *Evaluation of the Russell Uranium Exploration Property, Northern Saskatchewan* dated April 1, 2006 as revised June 12, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Offer and Circular of Hathor Exploration Limited dated November 16, 2007, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Offer and Circular of Hathor Exploration Limited dated November 16, 2007 contains any misrepresentation of the information contained in the Technical Report.

Dated this 16th day of November, 2007.

"Philip Robertshaw"

(signed) Philip Robertshaw, M.Sc., P.Geo.

CONSENT OF AUTHOR

TO: TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission

I, Dr. Irvine R. Annesley, P.Geo., do hereby consent to the filing of the written disclosure of the technical report titled *Evaluation of the Russell South Uranium Exploration Property, Northern Saskatchewan* dated April 1, 2006 as revised June 12, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Offer and Circular of Hathor Exploration Limited, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Offer and Circular of Hathor Exploration Limited dated November 16, 2007 contains any misrepresentation of the information contained in the Technical Report.

Dated this 16th day of November, 2007

"Irvine R. Annesley"

(signed) Irvine R. Annesley, Ph.D., P.Geo.

CONSENT OF AUTHOR

TO: TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission

I, Philip Robertshaw, P.Geo., do hereby consent to the filing of the written disclosure of the technical report titled *Evaluation of the Russell South Uranium Exploration Property, Northern Saskatchewan* dated April 1, 2006 as revised June 12, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Offer and Circular of Hathor Exploration Limited dated November 16, 2007, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Offer and Circular of Hathor Exploration Limited dated November 16, 2007 contains any misrepresentation of the information contained in the Technical Report.

Dated this 16th day of November, 2007.

"Philip Robertshaw"

(signed) Philip Robertshaw, M.Sc., P.Geo.

CONSENTS OF COUNSEL

To: The Directors of Hathor Exploration Limited

We hereby consent to the reference to our name under "Legal Matters" in the Offer and Circular dated November 16, 2007 made by Hathor Exploration Limited to the holders of common shares of Northern Continental Resources Inc.

Dated this 16th day of November, 2007.

"Vector Corporate Finance Lawyers"

(Signed) VECTOR CORPORATE FINANCE LAWYERS

AUDITORS' CONSENT

TO: THE BOARD OF DIRECTORS OF HATHOR EXPLORATION LIMITED

We have read the Offer and Circular of Hathor Exploration Limited (the "Offeror") dated November 16, 2007 relating to the offer by the Offeror to purchase all of the outstanding shares of Northern Continental Resources Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Offeror on the consolidated financial statements as at March 31, 2007 and for the year then ended, prepared in accordance with Canadian generally accepted accounting principles. Our report is dated July 24, 2007.

"PricewaterhouseCoopers LLP"

(signed) PricewaterhouseCoopers LLP.

Chartered Accountants

Vancouver, Canada

November 16, 2007

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' CONSENT

We have read the Offer and Circular of Hathor Exploration Limited (the "**Offeror**") dated November 16, 2007 relating to the offer by the Offeror to purchase all of the outstanding shares of Northern Continental Resources Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Offeror on the consolidated balance sheets of the Offeror as at March 31, 2006 and 2005 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the two year period ended March 31, 2006. Our report is dated July 7, 2006.

"Staley, Okada & Partners"

Chartered Accountants

Vancouver, British Columbia
November 16, 2007

DIRECTORS APPROVAL AND CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities which are the subject of the Offer.

DATED the 16th day of November, 2007.

HATHOR EXPLORATION LIMITED

"Stephen G. Stanley"

(Signed) Stephen G. Stanley
President and Chief Executive Officer

"Andriyko Herchak"

(Signed) Andriyko Herchak
Chief Financial Officer

On behalf of the Board of Directors

"Matthew J. Mason"

(Signed) Matthew J. Mason
Director

"John Currie"

(Signed) John Currie
Director

SCHEDULE A – FURTHER INFORMATION ABOUT HATHOR

Unless otherwise defined, capitalized terms in this schedule have the same meaning as set out in the Offer and Circular.

1. CORPORATE STRUCTURE

Hathor was incorporated under the laws of the Province of Alberta under the name "Longview Minerals Ltd." on June 28, 1996. On September 26, 1996, Hathor was discontinued under the *Business Corporations Act* (Alberta) and continued under the *Canada Business Corporations Act* under the name "Sixgill Minerals Ltd.", with an authorized capital of an unlimited number of common shares without par value. Hathor changed its name to "Hathor Exploration Limited" on May 28, 1997. On August 11, 1998, the issued and outstanding common shares of Hathor were consolidated on the basis of three post-consolidation common shares without par value for five pre-consolidation common shares without par value. Hathor was extraprovincially registered under the *Company Act* (British Columbia) on November 12, 1998. On July 11, 2002, Hathor rescinded and replaced its bylaws.

The Head Office of Hathor is 1810 – 925 West Georgia Street, Vancouver BC, V6C 2L2, and the registered and records office of Hathor is 1040-999 West Hastings Street, Vancouver BC, V6C 2W2

2. GENERAL DEVELOPMENT OF BUSINESS

Three-year history

Hathor commenced operations in 1996. The Common Shares of Hathor were called for trading on the predecessor of the TSX Venture Exchange on November 26, 1999. In late 2000, Hathor underwent a change of management, and Matthew J. Mason became the president of Hathor. Since 2003, Hathor has focused its activities on minerals exploration, and since 2006, with the acquisition of Roughrider Uranium Corporation, Hathor has been involved almost exclusively in the exploration of uranium properties in Canada, primarily in the Athabasca Basin region of Saskatchewan and Alberta.

(1) In January, 2004, Hathor was granted the option to acquire a 100% interest in the base metals Poplar Property, Omineca Mining Division, British Columbia, by paying $140,000 cash, issuing 200,000 shares and incurring $275,000 in exploration expenditures. In April, 2004, Hathor granted an option to Aumega Discoveries Ltd. to acquire 50% of Hathor's interest in the property by assuming Hathor's payments and work obligations and by reimbursing Hathor the sum of $17,777.

(2) In February, 2005, Hathor acquired from the Jaeger Joint Venture ("Jaeger") an undivided 50% interest in the uranium rights to approximately 18,000,000 acres in the Northwest Territories. The Jaeger Joint Venture is an unincorporated joint venture in which a director has a 25% interest. In December, 2004, Jaeger granted to Yankee Hat Industries Corp. ("Yankee Hat") the option to acquire a 50% interest in the property in consideration of the issuance of 2,000,000 shares and the incurrence of $2,500,000 in exploration expenditures. Yankee Hat failed to complete the agreement, and the option terminated. Based on the consideration agreed to be paid by Yankee Hat, Hathor agreed to issue 2,500,000 shares for the 50% property interest. By amending agreement dated April 4, 2006, Hathor agreed to purchase the remaining 50% interest in the property by the issuance of an additional 1,000,000 shares.

(3) In February, 2005, Hathor acquired six contiguous claims in the western Athabasca Basin, Saskatchewan, called the "Carswell Property". In March, 2005, Hathor granted to ESO Uranium Corp. ("ESO") the option to acquire a 50% interest in the Carswell Property in consideration of $25,000 cash, 200,000 shares and the incurrence of $1,100,000 in exploration expenditures over a four year period.

(4) In March, 2005, Hathor acquired the uranium rights to approximately 600,000 acres in the Hornby Bay area, Northwest Territories. Hathor acquired the rights under prospecting permits issued in its name, and under the terms of the Jaeger Joint Venture, Jaeger had the right, which it exercised, to acquire the non-uranium rights

included in the permits by reimbursing Hathor for the costs of acquisition. The property is subject to a 2% net smelter returns and a 2% gross overriding royalty.

(5) On March 17, 2006, Hathor made an offer (the "Offer") to acquire all of the issued and outstanding shares of Roughrider Uranium Corp. ("Roughrider"). Roughrider at the time was a non-reporting British Columbia company, and the Offer was an exempt take-over bid under applicable securities laws. Roughrider was a uranium exploration company which held a portfolio of property interests in Saskatchewan and Alberta. The material terms of the Offer and a concurrent equity financing of Hathor were as follows:

(a) Roughrider had 30,780,000 shares issued and outstanding ("Roughrider Shares");

(b) Hathor offered one "Unit" (as hereinafter defined) of Hathor for each Roughrider Share. One "Unit" consisted of one half (0.5) of one Common Share in the capital of Hathor (a "Hathor Share") and one-eighth (⅛) of one transferable share purchase warrant (a "Warrant") of Hathor, each whole Warrant entitling the holder to purchase one additional Hathor Share at the price of $0.55 per Hathor Share for a period of two years;

(c) The Offer was open until 5:00 p.m. (Vancouver time) on March 31, 2006 (the "Expiry Time");

(d) The Offer was subject to the following terms:

(i) a minimum of 27,750,000 Roughrider Shares, or such lesser number as Hathor elected to accept, had to be deposited at the Expiry Time, provided that if a lesser number were accepted, all Roughrider Shares which were deposited will be taken up and paid for;

(ii) Hathor shall have received the conditional acceptance from the TSXV with respect to, and shall have received subscriptions and shall be holding proceeds in trust for, a non-brokered private placement (the "Private Placement") for gross proceeds of $3,125,000. The private placement consisted of 2,500,000 flow-through shares at $0.45 per share and 5,000,000 non flow-through units at $0.40 per unit, each unit comprising one common share and one half of a share purchase warrant, with each whole warrant exercisable at $0.55 per share for a period of two years. The warrant has a forced conversion provision if the shares trade at a price of $1.00 or more for 10 consecutive trading days;

(iii) Shareholders of Roughrider who accepted the Offer would be entitled to receive, pro rata according to their shareholdings in Roughrider, a royalty equal to 2% of Net Smelter Returns from each mineral property currently held by Roughrider. This royalty is based on Roughrider's interest in each such property, and not on the entire property.

(e) At the Expiry Time, 100% of the Roughrider Shares had been tendered under the Offer.

(6) In September, 2006, Hathor completed both a brokered and non-brokered private placement consisting of an aggregate of 3,975,000 Flow-Through Shares at $1.00 per Flow-Through Share and 2,027,820 units at $0.90 per unit. Each unit comprised one common share and one half of a share purchase warrant; each whole warrant entitled the holder to purchase one common share for a one year term at the price of $1.25.

(7) In December, 2006, Hathor exercised its option to acquire a 40% interest in the Russell Lake Property, and proposed a $2.3 million exploration program for 2007.

(8) In February, 2007, at the Midwest NE property, Hathor completed the acquisition of field data for the first true 3D seismic survey ever performed in the Athabasca Basin.

(9) In April, 2007, Hathor closed a brokered private placement with Salman Partners Inc. and Desjardins Securities Inc. (the "Agents"), for gross proceeds of $22,079,700. A total of 4,011,000 flow-through common shares (the "FT Shares") at a price of $1.90 per FT Share for gross proceeds of $7,620,900 and 9,036,750 non flow-through units (the "Units) at a price of $1.60 per Unit for gross proceeds of $14,458,800 were issued in connection with the

Private Placement. Each Unit comprises one non-flow through common share (a "Share") and one half of one share purchase warrant (a "Warrant"), and each Warrant will entitle the holder to purchase one additional Share at the price of $2.00 for a period of 24 months from Closing. Hathor has the right to accelerate the expiry date of the Warrants if the volume weighted average closing price of the Company's common shares, as traded on the TSX Venture Exchange, exceeds $3.00 per share for more than 20 consecutive trading days. In that event, the Warrants will expire 30 days after the Company has given notice of the accelerated expiry to the Warrant holders.

(10) In October, 2007, Hathor completed its summer drill program, comprising 3554 metres, at the Russell Lake Property.

(11) In November, 2007, Hathor completed its summer drill program, comprising 4797 metres in 34 holes, at the Carswell Property.

(12) In November, 2007, Hathor mobilized a diamond drill to its South Russell uranium property following the granting of surface exploration permits by Saskatchewan Environment.

Trends

Hathor intends to focus its efforts on the exploration of its projects located in the eastern Athabasca Basin area that are underlain by the Wollaston Domain, geologic terrane that is associated with 25% of the worlds annual mine supply of uranium. Hathor will continue to investigate, review and, if warranted, acquire and explore other mineral properties as it sees fit. There are significant uncertainties regarding the availability of suitable properties, the prices of uranium, precious and base metals and the availability of equity financing for the purposes of mineral exploration and development. The prices of uranium, and other metals have fluctuated in recent years and continued volatility in the prices is expected to continue. Management is not aware of any trend, commitment, event or uncertainty that could reasonably be expected to have a material effect on Hathor's business, financial condition or results of operations other than those inherent in the speculative nature of the natural resource sector. See "*Risk Factors*".

3. DESCRIPTION OF BUSINESS

General

Through the exempt takeover of 100% of Roughrider Uranium Corp. ("Roughrider"), Hathor now has uranium property interests in eleven projects that cover a total of 313,010 hectares (773,465 acres) in the Athabasca Basin region of Saskatchewan and Alberta. This part of Canada has the most prospective geology in the world to explore for high-grade, unconformity-style uranium deposits. In Saskatchewan, Hathor and Roughrider have interests in nine projects that are all related to the Wollaston Domain, a geological terrain underlying the eastern Athabasca Basin that is intimately associated with all currently-producing Canadian uranium mines. These mines are responsible for about 25% of the world's annual uranium mine production. In the western Athabasca Basin, Hathor and Roughrider hold interests in two projects that cover about 114,294 hectares (282,427 acres) located near AREVA Resources Canada Inc. ("AREVA", formerly Cogema Resources Inc.) past-producing Cluff Lake mine from which over 62 million pounds of U_3O_8were produced during that mine's 22-year operating life.

Hathor and Roughrider's Athabasca Basin area uranium projects include:

Carswell Project

- Six claims totalling 27,254 hectares (67,346 acres);
- ESO Uranium Corp. has earned a 50% interest by spending $1.1 million over 4 years;
- Property borders AREVA's past-producing Cluff Lake mine.

Hatchet Lake & North Hatchet Projects

- 100 % interest in ten claims totalling 39,020 hectares (96,421 acres);

- Located approximately 40 km to the north-northeast of Cameco Corporation's ("Cameco") basement-hosted Eagle Point Mine; part of their Rabbit Lake operations, Saskatchewan's longest-running uranium producer since opening in 1975.

Haultain River Project

- 50 % interest in joint venture project with Forum Uranium Corp. ("Forum") totalling 10,148 hectares (25,076 acres);
- Located approximately 40 km to the north-northeast of Cameco's basement-hosted Eagle Point Mine; part of their Rabbit Lake operations, Saskatchewan's longest-running uranium producer since opening in 1975.

Midwest Northeast Project

- One 90%-owned claim totalling 502 hectares (1,240 acres);
- Located approximately 4 km to the northeast of the Midwest uranium orebody of AREVA, Denison Mines Corp. ("Denison") and OURD Canada Co. Ltd. ("OURD") that grades 5.47% U_3O_8, 4.37% nickel and 0.33% cobalt. Roughrider's Midwest NE property is also 900 meters along strike to the northeast of the Midwest property Mae Zone discovery where Denison have reported recent drill results (following up a late 1970's drill intersection of 8.24% U3O8 over 3.8 meters) including: 1.1% e U_3O_8 over 17.7 m; 4.1 % e U_3O_8 over 3.8 m; 6.2% e U_3O_8 over 7.1 m; 9.5% eU_3O_8 over 7.2 m; 11.7% e U_3O_8 over 7.7 m; 12.4% e U_3O_8 over 6.1 m; and 15.3% e U_3O_8 over 12.5 m.;
- Depth to the Athabasca unconformity of approximately 200 meters.

Milliken Creek Project

- One claim totalling 3,995 hectares (9,872 acres) that is 100% owned;
- Located approximately 26 km south-southeast from the richest uranium mine development project in the world - the Cigar Lake orebody of Cameco, AREVA, Idemitsu Uranium Exploration Canada Ltd. and TEPCO Resources Inc. where, at December 31, 2006, NI 43-101-compliant, proven and probable ore reserves totaled 497,000 tonnes average 20.67% U_3O_8 - the equivalent of about 34 ounces of gold per ton using September 5, 2006, spot metal prices;
- Depth to the Athabasca unconformity estimated to be 80 to 125 metres.

Old Fort Bay Project

- 25% interest in joint venture with Triex Minerals Corporation ("Triex"; operator);
- Permits covering 87,040 hectare (215,081 acres) of Athabasca Basin in Alberta;
- Located approximately 35 kilometers from AREVA's formerly-producing Cluff Lake mine and about 50 kilometres northeast of AREVA's Maybelle River property where they have reported drill intercepts of up to 21% U_3O_8 over 5 metres and individual assays of up to 54.5% uranium;
- Depth to the Athabasca unconformity estimated to be 800+ metres.

Russell Lake Project

- 40% interest in 15 claims totalling 45,742 hectares (113,031 acres);
- The Russell Lake property is bordered to the east by the Moore Lake property of Denison and JNR Resources Inc. ("JNR"), to the west by the Wheeler River property of Denison and Cameco and on the north by the McArthur River mine property of Cameco and AREVA where, at December 31, 2006, NI 43-101-compliant proven and probable ore reserves totaled 810,200 tonnes averaging 20.55% U_3O_8;
- Depth to the Athabasca unconformity ranges from approximately 215 to 575 metres.

Russell South Project

- Eight claims totalling 25,928 hectares (64,069 acres) that are 90 to 100%-owned;
- Located: Approximately 20 kilometres northeast of the formerly producing Key Lake mine;
- Adjoins the Moore Lake property of Denison and JNR to the east;
- Approximately 50 kilometres southwest from the McArthur River mine;
- Depth to the Athabasca unconformity ranges from approximately 100 to 300 metres.

Wollaston Northeast Project

- 49% interest in joint venture with Triex (which is the operator);
- Four properties totalling23,383 hectares (57,781 acres) that cover prospective geology of the transition zone between the Mudjatik and Wollaston Domain;'
- The Wollaston NE property is centred approximately 80 km to the northeast of Cameco's basement-hosted Eagle Point Mine;
- Exploration work completed by the joint venture includes 2,802 line kilometres of digital helicopter electromagnetic (DIGHEM V) survey, conducted by Fugro Airborne Surveys and lake sediment geochemical surveys.

Vedette Lake Project

- 100% interest in one permit covering 49,998 hectares (123,548 acres);
- Located approximately 120 km to the southwest of AREVA and Cameco's Key Lake uranium processing facility and former-producing mine.

In the view of management of Hathor, three of the more advanced of Hathor's properties are the Russell Lake Property, the adjacent Russell South Property and the Midwest Northeast Property, all in the eastern Athabasca Basin, Saskatchewan. The Russell Lake Property is the subject of a report (the "Russell Lake Report") dated April 1, 2006 by Philip Robertshaw and Irvine Annesley. The Russell South Property is the subject of a report (the "Russell South Report") dated April 1, 2006, also authored by Philip Robertshaw and Irvine Annesley. Since the two properties are contiguous, accessibility, regional geology and other characteristics are common to each property, and are not repeated here. The following is an extract from the Russell Lake Report.

Russell Lake Property, Saskatchewan

"The Russell Lake uranium exploration property is located in northern Saskatchewan as shown in Figure 1. Specifically, the Russell Lake Property mineral dispositions are found in NTS 1:50,000 map sheets 74H 05, 74H 06, 74H 10 and 74H 11, (Figure 2). The Russell Lake Property consists of 15 contiguous mineral dispositions totalling 45,742 hectares (113,031 acres) in area.

A core property of two claims (3556 hectares) was purchased by Northern Continental from JCU (Canada) Exploration Co., Ltd. ("JCU") in 1999, subject to a 4% net smelter returns royalty in favour of JCU. Northern Continental subsequently expanded the property by staking in 2000, 2002 and 2004, at which point the property comprised 41,872 hectares and a total of 10 claims.

Roughrider staked five additional claims adjacent to the northwestern boundary of the Russell Lake Property in June, 2004. These claims are now included in the Russell Lake Property.


S-107176
Power Line
S-106850
S-107404
S-107403
S-106849
Millenium
S-106848
S-106847
S-105312
S-107405
Maw
S-105313
S-107407
S-106427
S-106846
S-106426
S-107406
Maverick
0 1 2 3 4 5 10
Kilometres

Figure 2: Russell Lake Property dispositions.

Roughrider acquired an interest in the Russell Lake Property from Northern Continental in November, 2003 pursuant to a letter agreement which was later superseded, in settlement of litigation, by an Option and Joint Venture Agreement dated April 11, 2005, (the "Agreement") with respect to the Russell Lake Property. Under the Agreement:

(a) Roughrider had the option to acquire a 40% interest in the Russell Lake Property by completing not less than $2,322,357 of Assessment Work by September 30, 2006, of which $1,000,000 had to be completed by September 30, 2005.

(b) During the option period Roughrider had the exclusive right to explore the property and has quiet possession thereof.

(c) The Option was exercised in December 2006;

   (i) On exercise of the Option, Hathor issued to Northern Continental 375,000 shares and 93,750 share purchase warrants exercisable at $0.55 per share for two years, and Northern Continental issued to Hathor 250,000 shares These shares will be issued in escrow pursuant to an escrow agreement providing for release of 25% of such shares every six months, commencing six months after their issuance, in addition to any resale restriction imposed by applicable law

Roughrider now owns a 40% undivided Interest and Northern Continental a 60% undivided Interest in the Russell Lake Property, and the two companies are exploring the Property under a Joint Venture. The Joint Venture is being managed by a management committee consisting of one representative of each of Roughrider and Northern Continental and a third independent member agreed to by both Northern Continental and Roughrider.

Roughrider and Northern Continental will each have the right to submit budgets and programs for the Joint Venture in alternating years, with Roughrider having the right to submit the first budget. Each budget must not exceed $5,000,000 and must not be less than $2,000,000.

Each of the two management committee representatives, as appointed by Roughrider and Northern Continental, will be voting members of the management committee and each shall have one vote until either Roughrider or Northern Continental's interest is reduced by more than 11% from its original interest; at which time each of the two voting members shall have a number of votes equal to the interest held by either Roughrider or Northern Continental.

If either Roughrider or Northern Continental's interest in the property is reduced by dilution to 15% or less, that interest shall automatically be deemed to have been transferred to the other party and the diluted participant shall be entitled to receive a 2% net smelter returns royalty and a 4% production royalty. The remaining participant may, on commencement of commercial production, elect to purchase, from the diluted participant, for cancellation either or both of the production royalty for a price of $0.25 per pound of U_30_8 of proven and probable reserves as established pursuant to NI 43-101, or one-half of the net smelter returns royalty, for $1,000,000.

The current Russell Lake Property mineral dispositions are held as claims and are listed in Table 1. The claims are presently in good standing with SIR. They are not surveyed or patented. To the best of the authors' knowledge, except as set forth below, there are no underlying royalties or disputes as to title or liens registered on the recorded claims.

Mineral Disposition	Registered Owner	Date of Record	Size (ha)	Grouping
S-107403	Roughrider Uranium Corp.	06/21/2004	149	
S-107404	Roughrider Uranium Corp.	06/21/2004	1222	
S-107405	Roughrider Uranium Corp.	06/21/2004	1138	
S-107406	Roughrider Uranium Corp.	06/21/2004	1332	
S-107407	Roughrider Uranium Corp.	06/21/2004	26	
S-105312	Northern Continental Resources	09/16/93	2100	
S-105313	Northern Continental Resources	09/16/93	1456	GC #45481
S-106426	Northern Continental Resources	04/03/00	3555	GC #45481
S-106427	Northern Continental Resources	04/03/00	3600	GC #45481
S-106846	Northern Continental Resources	09/10/02	5790	
S-106847	Northern Continental Resources	09/10/02	4966	
S-106848	Northern Continental Resources	09/10/02	4491	
S106849	Northern Continental Resources	09/10/02	5477	
S-106850	Northern Continental Resources	09/10/02	5603	
S -107176	Northern Continental Resources	01/05/04	4837	
Total			**45,742**	

A 4% net smelter returns royalty is payable to Japan Nuclear Cycle Development Institute, as the successor in interest to PNC Exploration (Canada) Co. Ltd., pursuant to an agreement dated November 22, 1999 between Northern Continental and PNC with respect to mineral claims S-105312 and S-105313.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTUCTURE AND PHYSIOGRAPHY

The Russell Lake Property is located approximately 585 kilometres north of Saskatoon, Saskatchewan, (Figure 1). It is situated approximately 20 to 50 kilometres east and northeast of Key Lake, the former mining operations of Cameco and

COGEMA. Cogema is a subsidiary of the French Government-owned AREVA, who are major participants in uranium mining, processing, nuclear power generation, electricity transmission and distribution. The Key Lake mine site is served by Highway 914 from southern Saskatchewan. The road linking Key Lake to the McArthur River Mine, which is also owned jointly by Cameco and COGEMA, traverses the western side of the Russell Lake Property. A power line supplying electricity to the McArthur River Mine parallels this road. Key Lake's mill facilities are currently used to process uranium ore trucked from the McArthur River Mine.

The property is moderately hilly with elevations ranging from 495 to 575 meters above sea level ("ASL"). Russell Lake, which is situated in the southern portion of the property and occupies 10% of the property area, is at an elevation of 487 metres ASL. Drumlins in the area typically rise 40 m above the till plain with some as high as 70 m. A number of eskers transect the property.

The climate is sub-arctic (Köppen classification, Dfc). The annual mean temperature at Key Lake is -3°C, with a typical annual maximum of 34°C and typical annual minimum of -48°C. The annual mean precipitation at Key Lake is 489 mm, with the highest amount (80 mm) falling in the month of July. The mean annual number of days with precipitation at Key Lake is 131. The mean annual snowfall is 170 cm, falling in, on average, 75 days of the year (Lundqvist, 1999).

The Key Lake-McArthur River Mine road and nearby trails provide year-round access within a corridor along the northwestern side of the property. Ground access from the Mine road to much of the eastern part of the property requires lake or creek crossings and is feasible only during winter. However, several lakes other than Russell Lake are accessible to float or ski-equipped light aircraft. Air charter services are available at Points North Landing (100 km to the northeast), at the Town of La Ronge (260 km to the south) and at Missinipe on Hwy 102 (210 km to the south-southeast).

In forestry terms, the property falls within the non-commercial region of the Boreal Shield ecozone. Spruce and jack pine are the dominant tree species. The forest is typically thin, except in regeneration areas after burns.

To the best of the authors' knowledge, there are no parks or developments that would interfere with exploration for, or exploitation of, any mineral deposits that might be located on the property. Similarly there are not any environmental liabilities known to be attached to any of the claims.

An Exploration Permit is required from the Government of Saskatchewan's Department of Environment ("Saskatchewan Environment" or "SE") before any ground exploration can be undertaken. Such permits can be obtained from SE's office in La Ronge, Saskatchewan. Activities involving or affecting lakes, lake shores or navigable rivers require the prior approval of and a permit issued by the Government of Canada's Department of Fisheries and Oceans.

GEOLOGICAL SETTING

Regional Geology

The eastern Athabasca region is underlain by an undeformed clastic sequence of Mesoproterozoic rocks known as the Athabasca Group lying unconformably on the deformed and metamorphosed rocks of the Cree Lake Zone, which is itself a component of the Hearne cratonic block. This lower package of rocks consists of reworked Archean orthogneisses in turn overlain by the highly deformed supracrustal Paleoproterozoic sequence known as the Wollaston Group (Annesley and Madore, 2002, Annesley et al 2003, 2005)

In the basement rocks underlying the eastern Athabasca Basin four lithostructural sub-domains from east to west are identified. These are the eastern Wollaston Domain ("EWD"), western Wollaston Domain ("WWD"), Wollaston-Mudjatik Transition Zone ("WMTZ"), and Mudjatik Domain ("MD") (Annesley et al. 1997, 2005). The basement rocks within the project area include components from both the WWD and the broad transition zone between the WWD and EWD sub-domains. The intense deformation and metamorphism of the basement rocks is a result of the continent to continent collision of the Trans-Hudson Orogen (circa 1.8 Ga) that led the development of the Wollaston fold-thrust belt. The intersection of the sub-Athabasca unconformity with basement faulting has provided the locus of the large, high-grade unconformity deposits of the Athabasca Basin.

The Wollaston Domain consists of predominantly Archean granitic domes with mantling Paleoproterozoic age metasediments. The common northeast-oriented linear fabric, which is most clearly expressed in the WWD, is largely a result of oblique collisional tectonics during the early Proterozoic Trans-Hudson Orogen, which produced major northeast-oriented strike-slip movements and deeply in-folded supracrustal packages. The relatively non-linear Mudjatik Domain which is located on the west side of the Wollaston Domain, is thought to have been less strongly affected by Hudsonian transpressive tectonics, and is more deeply eroded, hence Paleoproterozoic supracrustals are relatively limited in extent. The Paleoproterozoic metasediments are largely composed of graphitic and non-graphitic pelitic and psammo-pelitic gneisses. Calcareous meta-arkoses and quartzites occur increasingly in upper Paleoproterozoic stratigraphy which is predominant in the EWD. The softer graphitic units are often the locus of faulting, particularly where adjacent to relatively rigid basement units such as Archean granites and Paleoproterozoic quartzites. Fault movements, particularly strike-slip movements, enhance the electrical conductivity of graphitic horizons by aligning the graphite grains and promoting electrical continuity. Reactivated basement structures also provide enhanced permeability in the basement and overlying sandstone which promotes fluid flow. Mixing of reducing ground water derived from basement and oxidizing ground water circulating within the overlying sandstone is thought to be a key component in the formation of unconformity uranium deposits. Thus, graphitic basement conductors are commonly targets for unconformity-type uranium mineralization. Basal and near-basal Paleoproterozoic conductor horizons which are in close proximity to Archean granite bodies are thought to be particularly favourable.

Quaternary Geology

The terrain is glaciated and characterized by moraine plain deposits, ablation deposits and drumlin fields striking in a northeasterly-southwesterly direction. The drumlins can range in height from 30m to 70m above the local lakes. Occasional eskers transect the region. The glacial deposits are generally a sandy till composed primarily of reworked Athabasca Group material; fine to course grained sand, cobbles and boulders, with rare far-travelled granitic boulders. Outcrops are rare.

Mesoproterozoic Athabasca Group

The Athabasca Group consists of a package of flat-lying, undeformed and unmetamorphosed fluvial clastic sedimentary rocks which presently have a maximum thickness of some 1400 m in the centre of the Basin (SGS, 2003, Ramaekers 1979, 1990). A large number of ages have been obtained for Athabasca Group rocks, which generally fall in the range of 1.7 Ga (SGS, 2003.) The Athabasca Group is represented in the eastern portion of the Basin by The Manitou Falls Formation. The Manitou Falls Formation is sub-divided into four units, MFa to MFd. The uppermost unit, Mfd, is a fluvial sandstone consisting of a whitish-pink fine sand grains with abundant clay intraclasts and local thin lenses of bedded siltstone and mudstone. The MFc unit is a fluvial sandstone consisting of a fine-grained pinkish-grey sandstone intercalated with conglomeratic layers and siltstone beds. Occasional clay intraclasts are present. Cross bedding, laminations and ripple marks are common. The MFb unit consists of interbedded fluvial sandstone and conglomerate. It typically displays purple to black thorium rich heavy mineral banding associated with the conglomerate. The basal unit, MFa, is a sequence of fluvial and marine sandstones and conglomerates. Locally it may be absent or consist of talus deposits.

Paleoproterozoic

The underlying Paleoproterozoic rocks in the eastern Athabasca Basin region fall into one of two domains, the Wollaston Domain and the Mudjatik Domain. The Wollaston Domain consists of a Paleoproterozoic supracrustal sequence known as the Wollaston Group overlying remobilized dome shaped Archean granitoids. It is northeasterly trending and tightly folded. The Wollaston Group consists of a basal pelitic unit which is often graphitic, overlain by a sequence of psammites intercalated with calc-silcates, quartzites, pelitic and psammo-pelitic metasedimentary lithologies. Metamorphic grade ranges from upper greenschist to lower granulite facies (Annesley et al., 2002, SGS, 2003). The Wollaston Domain (Portella and Annesley, 2000, Annesley et al., 2001, 2002, 2003) can be further subdivided into eastern and western sub-domains. The western Wollaston Domain consists of the lower Wollaston stratigraphy including the basal graphitic pelitic gneisses associated with many uranium deposits. The eastern Wollaston Domain is composed primarily of paragneiss and orthogneiss derived from pelitic to psammitic metasediments and Archean/Hudsonian felsic to intermediate intrusives. The western Wollaston Domain is considered more favourable for exploration for unconformity-type uranium deposits. The Mudjatik Domain consists of granitoid gneisses containing discontinuous arcuate zones of Wollaston Group equivalent metasediments. Metamorphic grade ranges from upper amphibolite to granulite facies (Annesley et al., 2002, SGS, 2003).

The contact between the basement rocks and the overlying Athabasca Group is marked by an unconformity. It is distinguished by a well developed paleoweathering profile or regolith up to 50 m thick, extending into the Paleoproterozoic and Archean basement rocks (SGS, 2003). Structurally, the basement rocks have been subjected to multiple deformational episodes associated with the Trans-Hudson Orogen. Age estimates for the deformations associated with the Trans-Hudson Orogen are in the 1.80 to 1.84 Ga range (Annesley et al., 1997, 1999, 2002, SGS, 2003).

Archean

The Wollaston Group metasediments are underlain by, or are in structural contact with, Archean granitoid rocks. In the western Wollaston Domain, these granitic bodies are generally expressed as magnetic highs due to their elevated magnetite content in relation to the very weakly magnetic lower Wollaston Group metasediments (McMullen, et al., 1989). In the eastern Wollaston Domain region, this relationship is generally not clear due to the often similar magnetite contents of the upper Wollaston Group metasediments and granite units. The Archean granite bodies are thought to form doubly plunging antiformal domes elongated on a northeast-southwest axis. Some nappes also appear to be present, as evidenced by apparently synformal Wollaston Group stratigraphy cored by Archean granites. In the Mudjatik Domain the granitoids are more prevalent than in the Wollaston, and are generally more arcuate rather than elongated. Ages ranging from 2.57 Ga to 2.78 Ga have been reported for the Archean granites of the eastern Athabasca Basin region (Annesley et al., 1997, 1999, 2002, SIR, 2003).

Property Geology

The surficial geology in the project area is characterized by drumlin fields striking in a northeasterly - southwesterly direction. The drumlins can range in height from 30 m to 70 m above the local lakes. The glacial deposits are generally of sandy till composed primarily of reworked Athabasca Group sandstones, with fine to course grained sands, cobbles and boulders, with rare far-travelled granitic boulders. Outcrops are rare.

Drilling in the southern part of the Russell Lake Property (Taylor Bay area) has indicated depths to basement of approximately 250m. Reported depths to basement from drilling within claim S-107176 in the northwestern portion of the Property are up to 576m. Unconformity depths range from 310 m to 350 m in the vicinity of the Grayling Zone. All four Manitou Falls Formations have been encountered in drilling.

The property is situated on the eastern flank of the western Wollaston Domain. Drilling has intersected the favourable basal Wollaston Group stratigraphy including graphitic gneiss and schist at the Grayling Zone.

EXPLORATION HISTORY

Regional History

Beginning with the discovery of the Rabbit Lake deposit in 1968, 13 significant uranium deposits have been discovered to date in the eastern Athabasca Basin of northern Saskatchewan, as shown in Figure 3. The first successful uranium exploration program in the eastern Athabasca Basin was conducted by New Continental Oil and Gas in the late 1960's. Regional airborne radiometric surveys, followed by ground prospecting, led to the Rabbit Lake discovery in 1968 (Heine, 1986). The Rabbit Lake Mine, which was operated initially by Gulf Minerals Canada Ltd. and later by Eldor Resources Limited ("Eldor"), produced 15,769 tonnes of uranium at an average grade of 0.27% U during the period 1968 to 1984 (Saskatchewan Geological Survey ("SGS"), 2003).

The next major discovery in the eastern Athabasca Basin occurred in 1975 when the Gaertner deposit was found near Key Lake (de Carle, 1986). The Gaertner deposit discovery was followed in 1976 by the Deilmann orebody about 2 km along strike. The Key Lake project was operated by a consortium of companies that have since merged as Cameco Corporation. From 1983 to 1994, the Key Lake Mine produced 75,600 tonnes of uranium at an average grade of 2.45% U (SGS, 2003). The significance of the Key Lake discovery is that although it was essentially due to prospecting, it provided a geological model for all subsequent exploration conducted in the basin. The "unconformity model" drew attention to the relationship between uranium ore and graphitic gneisses in basement rocks which could be traced as conductors in electromagnetic (EM) geophysical surveys. The significance of a clay alteration envelope in the overlying sandstone as an aid to exploration was also first recognized at Key Lake (Gandhi, 1995). The Key Lake discovery led to an exploration boom that lasted from 1977 until the uranium price collapsed in 1982.



64M
59°N
La Rocque Lake
Dawn Lake
McClean Lake
Midwest Lake
Eagle Point
Collins Bay
Cigar Lake
Rabbit Lake
McArthur River
58°N
Millennium
West Bear
Maverick
Key Lake
64E
57°N
106°W
104°W
102°W

Figure 3. Uranium deposits of the eastern Athabasca Basin area.

The Cigar Lake deposit contains reserves of 231.5 million pounds U_3O_8 at an average grade of 19.06% U_3O_8, (Cameco, 2004 Annual Report) and was discovered in 1981 by a predecessor company of COGEMA. The deposit is tentatively scheduled for production in 2007. The Cigar Lake Mine is a joint venture between Cameco, COGEMA, Idumetsu Uranium Exploration Canada Limited and TEPCO Resources Inc. Cigar Lake was the first uranium deposit discovered at a depth greater than 400 m, and was revealed by drill testing a graphitic geophysical conductor target. The Collins Bay B-zone in 1977, the D-zone in 1979 and the Eagle Point deposits in 1980 were also discovered by drill testing a graphitic conductor associated with the Collins Bay fault. The Collins Bay B-zone commenced production in 1985 and by 1999, when production ceased, had produced 15,750 tonnes uranium at an average grade of 0.61% U (SGS, 2003). The Eagle Point deposits came into production in 1994 and are still in production. Preproduction reserves were 24,750 tonnes uranium at an average grade of 1.3% U. There remain 14.2 million pounds U_3O_8 at an average grade of 1.35% U_3O_8 (Cameco 2004 Annual Report). These projects were originally owned and operated by Gulf Minerals Canada, later by Eldor, and most recently by Cameco (Babcock et al 1988).

The West Bear deposit was discovered in 1977 by Gulf Minerals Canada Limited. The deposit contains approximately 1.27 million lbs U_3O_8 at an average grade of 0.44% (UEX Corporation, 2002). The style of mineralization is typical of the unconformity type, and occurs immediately above the sub-Athabasca unconformity in association with a shallow-dipping package of graphitic metapelites. The deposit is approximately 540 m in length and 10 to 50 m in width, at a depth of 15 to 25 m below surface. The deposit is currently held by UEX Corporation and is undeveloped.

During the late 1970's the Dawn Lake, Midwest and McClean Lake deposits were discovered by a combination of prospecting, geophysical and geochemical techniques. None of these deposits has yet achieved production.

The Midwest deposit was discovered in 1978 by Esso Minerals Canada Ltd. ("Esso"). The property was later held as a joint venture between Denison, Uranerz Exploration and Mining Limited ("UEM"), PNC Exploration (Canada) Co. Ltd. and Bow Valley Industries Ltd.. It is now owned by COGEMA (69.16%), Denison Mines Inc. , a successor company to Denison (Denison , 25.17%), and OURD 5.67%). COGEMA is the operator/manager of the property. Reported reserves are 13,755 tonnes U at an average grade of 3.8%U, at a depth of 200m below surface (SGS, 2003).

COGEMA, Denison, and OURD are also partners in the McClean Lake Joint Venture and the owners of the McClean processing facilities where the uranium ore from the Midwest deposit is expected to be milled. The McClean Lake deposits were discovered in 1979 and 1980 by a joint venture consisting of Canadian Occidental Petroleum Limited and INCO Limited. The two deposits McClean North and South contain a total of 5,077 tonnes U at an average grade of 1.79% U and a depth of 150 m (SGS, 2003).

The Dawn Lake deposits were discovered in 1978 by Asamera Oil and Gas Ltd. The four deposits; 11, 11A, 11B and 14 zones contain a total of 4,977 tonne U at an average grade of 1.43% U. The deposits occur near the sub-Athabasca unconformity at depths of 30m to 100m below surface. The Dawn Lake exploration project is currently operated by Cameco as a joint venture with COGEMA and JCU (SGS, 2003).

Prior to the recent surge in activity, the pace of uranium exploration in the eastern Athabasca Basin had decreased after the mid-1980's. COGEMA became operator of the McClean Lake projects in the 1990's and began producing uranium from the Jeb and Sue deposits which were discovered in the late 1980's by COGEMA predecessor company Minatco. Mining at the Jeb deposit began in 1995 and was completed in 1997 with the production of 400 tonnes of uranium at an average grade of 0.45% U. Production continues from the Sue deposits where preproduction reserves were 10,117 tonnes U at an average grade of 1.36%U. These shallow deposits were discovered by following-up anomalies from geophysical surveys (SGS, 2003).

The McArthur River deposit was discovered in 1989 employing a model utilizing geophysics to locate basement graphitic conductors at depths in the order of 500m-600m, and utilizing geochemical signatures of alteration in sandstones (Marlatt et al, 1990). Commercial production at the McArthur River mine began in 2000 and continues at present. As of year end 2004, proven and probable reserves at McArthur River were 419.5 million pounds U_3O_8 at an average grade of 24.59% U_3O_8 (Cameco 2004 Annual Report). A total of 76 million pounds of uranium were produced in the period 2000 to 2004 (Cameco Annual Reports, 2000 to 2004).

In a news release of October 5, 1999, Cameco announced a uranium discovery in the La Rocque Lake area of the Dawn Lake JV (Cameco/Cogema/PNC). La Rocque Lake is located some 30 km NNW of the Midwest Lake uranium deposit. The announcement listed mineralization with grades up to 29.9% U_3O_8, at approximately 280 m below surface, although no details of the geological setting were revealed. Exploration of the La Rocque Lake discovery is ongoing (Gunning et al., 2003).

In late 2002 Cameco announced the discovery of the Millennium Zone which is located approximately 45 km SW of the McArthur River mine. This deposit falls within the Cree Extension project which is operated by Cameco, on behalf of a Cameco/Cogema/JCU Joint Venture. Mineralization occurs in basement rocks under some 600 m of Athabasca Group sandstone cover. An intersection of 30.3 m averaging 4.28% U_3O_8 has been reported (Gunning, et al., 2003). As of December 2004, Cameco listed an indicated resource of 34.6 million pounds U_3O_8 at a grade of 2.87% U_3O_8 (Cameco 2004 Annual Report).

The Maverick Zone discovery was announced in 2002, at the Moore Lake property of JNR.. The discovery hole (ML-03) intersected 9.2 m of 0.442% U_3O_8 in a zone which straddles the unconformity at 269 m depth. The Moore Lake property at that time was part of a joint venture between JNR and Kennecott Canada Exploration Inc., ("Kennecott"). Kennecott subsequently dropped their interest in the property and International Uranium Corporation ("IUC") took a 75% ownership position. In 2004 and 2005 drilling at the Maverick Zone, JNR reported several high grade intersections, including 4.03% U_3O_8 over 10 m in drill hole ML-61 (Kelley, et al., 2004). The ML-61 intersection included 1.4 m of 19.96% U_3O_8. Delineation of the Maverick Zone is continuing in 2006. No reserve or resource estimates have been published. The Maverick Zone is located some 3 km southeast of the Hathor Russell Lake Property.

Property Exploration History

The Russell Lake region has been explored intermittently since 1969. The earliest work reported in SIR Open Files was conducted by Calta Mines in 1969 on their Permit No.1 (Bennett, 2003). Calta Mines conducted an airborne radiometric survey followed by gravity measurements and lake geochemistry surveys and geological mapping. The ground was allowed to lapse in the early 1970's due to negative results. In 1982 the Saskatchewan Mining Development Corporation ("SMDC"), a predecessor company to Cameco, in conjunction with their various joint venture partners, commissioned an airborne magnetometer and gradiometer survey of ground under active exploration in the eastern Athabasca Basin at that time (Questor Surveys, 1982). This regional survey produced high quality and reasonably detailed coverage (300 m line spacing) of a large tract of the eastern Basin rim area, including all of the presently held dispositions of the Russell Lake Property and adjacent ground.

Historical exploration work within the Russell Lake Property can be divided into four geographical areas. Most of the exploration work has been carried out on the southern portion of the Property around Russell Lake. A limited amount of exploration was completed in the central area near McDougall Lake. The northern portion of the property has received attention in the Christie Lake area. The fourth area, extending along the western side of the property boundary, consists of ground formerly held by the Wheeler River Joint Venture of Denison, Cameco and JCU.

Roughrider Uranium Corp. conducted exploration programs in 2004 and 2005. Airborne GEOTEM EM and aeromagnetic surveys were completed over the north part of the Russell Lake Property in 2004, and over the remainder of the property in 2005. Detailed reflection seismic surveys which in aggregate have provided eight transects were also completed during this period, as well as gravity measurements on each of the seismic profiles. A compilation of basement conductor trends from ground EM surveys and the location of drill holes completed to date within the property boundary are shown in Figure 4. The cumulative extent of significant ground EM survey coverage within the property is indicated in Figure 5.

Russell Lake Area

During the period 1976 to 1981, Goldray Mines under various corporate identities including Canray Resources Inc. ("Canray") operated an exploration joint venture with SMDC known as the Russell Lake Project. By 1981 the joint venture consisted of SMDC, Exall Resources Ltd., Heenan Senlac Ltd, and W.P. Boyko as owners. Exploration work on this project began in 1976 with airborne magnetics, VLF-EM, IP/resistivity surveys in 1977 and an INPUT survey in 1980 (Bonniwell, 1981). No conductors were found. In 1978 Canray drilled three holes, two of which, C 78-1 and C 78- 3 were located in the present claims S-106846 and S-105313. These holes intersected Archean granitic gneiss in basement. The unconformity was reached at 275 m and 346 m, respectively.

During the same period, 1976 to 1981, Brinex Mining Ltd., ("Brinex") on behalf of a joint venture with Dejour Mines Ltd, Auric Resources Ltd. and Comaplex Resources International Ltd., carried out exploration on a property extending from Taylor Bay to Tomblin Lake (McNutt and Thompson, 1976). The work consisted of geological mapping, prospecting, and radon surveys. A zone of weakly anomalous radon in water values was outlined in the area east of Taylor Bay. In 1978 an INPUT Mark VI survey conducted by Questor Surveys located a number of one and two channel (weak) EM anomalies around Taylor Bay. A Geoprobe EM survey at that time is reported to have located probable basement conductors in the Tomblin Lake area, which is southeast of the current Russell Lake Property (Hum, 1979). In 1979 Brinex drilled four holes on targets generated by the Geoprobe survey (Hum,1980), however the drilling results are not present in Open File records. Prospecting and TEM surveys were also carried out in 1979. All radioactive boulders found were thoriferous. The following year, Brinex drilled 5 more holes, (RLH 80 1 to 5), in the Taylor Bay area. No significant radioactivity or basement graphitic conductors were found. The Geoprobe anomaly targets were subsequently interpreted to be due to conductive regolith at the sub-Athabasca unconformity, rather than graphitic basement conductors (Hum,1980). The depth to the sub-Athabasca unconformity ranged from 250m to 309m. In 1981 a program of re-logging and re-sampling of core, accompanied by soil sampling and Induced Polarization ("IP") surveys were carried out. Alteration in the sandstone was noted in some of the drill holes. Drill testing of a weak IP anomaly was recommended (Hum, 1981) but no follow-up drilling was reported.

During the 1979 to 1984 period, Western Mines Ltd., ("Westmin") carried out exploration on a property at the northeastern end of Russell Lake, located within the current dispositions S106426, S-106427 and S-106847. In 1979, ground VLF-EM, magnetometer, geochemical and prospecting surveys were performed (Nicholls,1982). In 1980, Westmin conducted an HLEM survey and drilled one hole, RL 80-1, (Nicholls, 1981, Westmin, 1981). Depth to basement was 323 m with basement lithologies reported as granite gneiss and meta-arkose. Also in 1980, an INPUT EM and aeromagnetic survey was completed. That survey outlined a weakly conductive zone extending the length of the property, associated with three magnetic low zones. In 1981, Westmin conducted lake sediment geochemistry, HLEM and TEM surveys over selected areas of the property. The HLEM survey established the boundary of the broad, weakly conductive zone and the geochemical survey indicated anomalous area in the southern part of Russell Lake (Nicholls,1982). In 1984, Westmin drilled three holes on the weakly conductive EM target. Two holes, RL-84-2 and 3, intersected psammitic gneisses in basement and were considered negative. Hole RL-84-4 intersected altered metapelites and follow-up sampling was recommended. A geochemical anomaly at Watson Lake, which is located in the south part of claim S-106427, was also recommended for follow up (Nutter, 1984).

SMDC became operator of their Russell Lake Project in 1981. Ground geophysical surveys including magnetics, VLF-EM, TEM, gravity, IP-resistivity and prospecting were performed during the period 1981 to 1989. Work focussed on the Grayling area located in claim S-105313 (Kwan and Powell, 1987, 1988). In 1984 SMDC drilled four holes, RL84-4 to RL84-6, at the Grayling grid (Curry 1984). These holes intersected basement rocks consisting of graphitic pelitic gneisses. Two of the 1984 holes had elevated uranium values. Five more reconnaissance drill holes led to the discovery of the Grayling Zone in 1985. The most notable intersection of 1985 was reported as 3.45% U_3O_8 over 0.3 m in basement (hole RL85-7). Mineralization was also noted in sandstone (0.32% U_3O_8 over 1.0 m in hole RL85-08). SMDC added 10 more drill holes at the Grayling Zone up to 1989. The best intersection obtained was 0.4% U_3O_8 over 3.75 m in RL87-16 (Bennett, 2003). The mineralization was reported to be associated with a northwesterly trending graphitic conductor marking a thrust fault with up to 22.5 m of vertical displacement (Campbell, 2000). Depth to the unconformity at the Grayling Zone ranges from 310m to 350 m.

Denison entered the Russell Lake joint venture in 1988. However, almost all of the ground was allowed to lapse in the early 1990's. By 1995, the property, then known as the Russell-Canray project, had been reduced to two small claims located to the southwest of the Grayling Zone. In 1995 Cameco conducted a TEM survey and drilled a single hole, RL-20. The conductor target was not explained and no mineralization or radioactivity was intersected (McHardy et al., 1995). In 2004, one of the remaining Russell-Canray claims was allowed to lapse and the ground was acquired by Roughrider (presently claim S-107873). This claim is located adjacent to the southwestern boundary of the present Russell Lake Property.

Much of the Russell Lake joint venture landholdings which had been allowed to lapse in the early 1990's were restaked by PNC Exploration (Canada) Ltd. ("PNC") in 1993 as the Russell Lake Property. PNC carried out an airborne GEOTEM survey of the Russell project area in 1993. The GEOTEM survey results are not on file with SIR, however PNC reported that the Grayling Zone conductor and other EM features further to the south which were related to previously reported conductors, were detected (Shigeta and Shields, 1996). NCR later reported that the best conductive response of the 1993 GEOTEM survey was related to the Grayling conductor trend (Campbell, 2000). PNC conducted further ground TEM surveys in 1995 and 1996 but located no new conductors and subsequently reduced their land holdings to two claims in the Grayling Zone area (Shigeta, 1995, Shigeta and Shields, 1996). In 1999, PNC sold their interest in these claims to Northern Continental Resources Inc. (Campbell, 2000). Northern Continental Resources Inc. drilled five holes in 2000 on the Grayling Zone. Three of the holes were mineralized with the best intersection being reported as 0.12% U_3O_8 over 2.2 m in RL00-22 (Campbell, 2000). During the summer of 2001, NCR conducted a program of linecutting and TEM surveys using both fixed loop and moving loop techniques, followed by 4 drill holes totalling 1572.5 m. Hole RL01-23 investigated the southern extension of the Grayling mineralized zone. Holes RL01-24 to -26 were 400 m- and 800 m-spaced step-out holes targeting the continuation of the Grayling conductor (and associated thrust fault) to the southeast and east. No significant uranium mineralization was encountered in 2001 drilling. The highest geochemical value reported was 24.5 ppm U over 0.1 m in a pegmatite unit from the basement of hole RL01-25. The Grayling lithostructural package was seen to be progressively intruded by Hudsonian(?) granites further to the east (Campbell and Robertshaw, 2001).

McDougall Lake Area

In 1980, AGIP Canada Ltd, commissioned Questor Surveys to fly an INPUT EM and aeromagnetic survey over a small area to the east of McDougall Lake, covering parts of the current S-105312 and S-106848. No basement-type conductors were found (Questor, 1980). AGIP also carried out a lake sediment survey and conducted prospecting that year with negative results. In 1982 and again in 1986, SMDC carried out geophysical surveys including VLF-EM, magnetics and TEM on a grid located on the east side of McDougall Lake (Kwan and Delidowicz, 1986). However, no conductors were found. In 1987, SMDC drilled one hole (MD87-1) on the east side of McDougall Lake. The hole intersected the sub-

Athabasca unconformity at 412 m depth, and the basement rocks consisted of pelitic gneisses and anatectites interlayered with massive granite units.

Christie Lake Area

The first reported exploration work in the Christie Lake area was a 1978 INPUT Mark VI airborne EM and aeromag survey over Asamera's Permit No. 1 (Questor, 1978). This survey located a number of one and two channel EM responses in the Thomas Creek area, located five kilometres south of Christie Lake in the current Roughrider claim S-106849. When the Asamera permits were divided in late 1979, Permit No.1 became the SMDC operated McArthur River project. The weak INPUT EM conductors mentioned above appear on the1980 era McArthur River Project compilation map (Mackie and Wittrup,1980). In 1981 SMDC carried out magnetometer, VLF-EM and TEM surveys over the conductors. The VLF-EM responses were attributed to conductive lake bottom or possibly conductive structures (King, 1981). The TEM survey did not locate any conductors although relatively large transmitter loops (for that time) of 600 m x 300 m were employed (Anderson,1981). SMDC allowed the ground to lapse in 1986.

Figure 5: Extent of coverage by effective ground EM surveys.

TEM surveys by PNC in the Christie Lake area located a number of weak to moderate strength conductors labelled C1 to C5 (McMahon et al., 1987). These conductors are located in the northwestern portion of the current Russell Lake Property and could be extensions of the WV and N conductor systems of the Wheeler River property discussed below. In 1994, PNC drilled three holes, CC94-003 to CC94-005 in the current claim S-107176 (Ito and Ikeda, 1994). The holes did not explain the conductors and did not intersect any significant alteration, structure or mineralization. The depths to the unconformity range from 444m to 576m. Two other holes are indicated on the PNC compilation but the results were not found in SIR Open Files. PNC allowed the Christie Lake property to lapse as assessment credits expired.

Cameco restaked the Christie Lake property in 1996. In 1998 they carried out boulder lithogeochemistry and TEM surveys over the C1 to C5 conductors and performed reflectance spectroscopy on the existing drill core. They identified the C1 conductor as prospective and recommended further drilling of this conductor as well as follow up boulder surveys in the broader area. No further work by Cameco was reported and the ground was allowed to lapse.

The Christie Lake area was restaked by NCR between 2000 and 2004, and is now part of the Roughrider Russell Lake Property as claims S-106849, S-106850 and S-107176.

Wheeler River Area

The history of the claims along the western side of the property corresponds with that of the adjacent Wheeler River Project which is presently held by Denison, Cameco and JCU. Claims S-107403 to S-107407 inclusive, now held by Roughrider as part of the Russell Lake Property, occupy ground which was previously part of the Wheeler River Project. The Wheeler River Project was explored continuously from 1979 until 1989, followed by a hiatus until 1993. Exploration activities resumed in 1993 and the project is currently active. Agip Canada Ltd was the initial operator until 1984, followed by SMDC/Cameco, and more recently by Denison. The most recent work on Open File at SIR was carried out in 1999. A number of small uranium showings and one rare earth element ("REE") showing (the Maw Zone) have been reported within the Wheeler River property. INPUT EM surveys completed for Agip in 1978 and 1980 located more than twelve conductor systems on the Wheeler River Project (Eaton, 1980). During the 1978 to 1983 period Agip carried out ground magnetometer, VLF-EM, HLEM, TEM, gravity, magneto-telluric, geochemical, prospecting and mapping surveys (Stewart, 1981). This work was successful in delineating a number of conductor systems on the ground. These were followed up by 40 diamond drill holes. Of these, hole ZP-1-80 was drilled within Roughrider claim S-107406. It intersected granitic basement at 289m depth.

Agip's surveys and follow-up drilling led to the discovery of uranium mineralization at the WS zone in 1981. Two holes intersected less than 500 ppm U over 3.5m in graphitic basement just below the sub-Athabasca unconformity. The zone is located approximately 500m northwest of the boundary with Roughrider claim S-107405 (Beauchamp and Tykajlo, 1982, Bennett, 2004). Two holes were also drilled on the WR zone which is located near the northwest boundary of Roughrider claim S-107406.

The Maw Zone was discovered in 1983. This is an yttrium, REE and uranium showing associated with faulting along the edge of a basement quartzite ridge. The showing is reported to contain 336,000 tonnes of 0.25% yttrium oxide (Bennett, 2004). It is located within the Wheeler River Project approximately two kilometres west of Roughrider claim S-107405.

Mineralized Zones Q and R were initially drilled during this period. These are characterized by weak radioactivity with intense faulting, vertical displacements of the unconformity in excess of 100 m, and hydrothermal alteration associated with a basement quartzite ridge (Kwan and Dalidowicz,1985, Bennett, 2001,2004).

Also during the 1980 to 1984 period, Westmin carried out exploration on a property immediately to the north of the current Roughrider claim S-107404 and northeast of Northern Continental claim S-107176. Westmin conducted magnetometer, radiometric, VLF-EM and HLEM surveys in 1980 (Nicholls, 1981). Two holes were drilled; one in 1980, and a second in 1984. Wollaston Group quartzites and pelitic gneisses were intersected at a depth of 410m. Minor uranium values of 128 ppm U occurred in metasediments in RLN-84-2 (Nutter,1984). Although off property, these conductors appear to coincide with the on-strike extension of the WV conductor system from the Wheeler River Project.

SMDC became operator of the Wheeler River joint venture in 1984. The project remained active until 1989. SMDC flew an INPUT EM survey in 1985 (Salib, 1985), followed up by TEM surveys and drilling. During this period, uranium mineralization was discovered in the Zone M and Zone K areas.

The Zone M discovery of 1985 (Bennett, 2004) is located adjacent to the northwestern Russell Lake Property boundary, immediately northwest of McDougall Lake. The highest grade intersected in drilling on Zone M is reported to be 5.8 m of 0.70% U at a depth of 375 m, at the sub-Athabasca unconformity. Two other weakly mineralized holes were reported. There is some potential for the northeast-trending graphitic conductor associated with Zone M to extend on-strike onto Roughrider claim S-107403. Zone M and the Grayling Zone (some 2.5 km further to the southwest) are located on the same lithostructural trend. Further drilling at Zone M was conducted in 1987. This program consisted of 9 holes to basement and 23 shallow holes sampling the upper sandstone. The results were generally negative.

Uranium mineralization at Zone K was discovered in 1988 and is located near Kratchkowsky Lake some 4 km north of Roughrider claim S-107405 and 9 km west of claim S-107403. Mineralization in three holes ranging from 0.1% to 0.3% U over widths of 0.2 m to 4.0 m, was encountered at the sub-Athabasca unconformity (Kwan et al, 1998, Bennett, 2004).

Also in 1988, SMDC drill tested targets identified as the N Zone conductors (located on the Russell disposition S-107104), the PW Zone conductors (located on S-107106), and the RE conductor. One drill hole on the RE conductor intersected 75 m of hydrothermally altered sandstone accompanied by weakly anomalous radioactivity. The RE conductor target is located about one kilometre northwest of Zone M and possibly merges with it near McDougall Lake (Kwan et al 1998, Bennett, 2004).

The Wheeler River Project was dormant from 1989 to 1991. Cameco resumed exploration with boulder sampling surveys in 1992 and 1993 (Wasyliuk, 1993). The objective of the geochemical surveys was to assist in the evaluation of untested and partially tested conductor systems. The results from the N, PW and WV zones are relevant to the Russell Lake Property. No anomalies were detected on the zone N and PW conductor systems. The zone WV system was considered to be of moderate priority partly because of the interpreted presence of a basement quartzite ridge associated with REE mineralization at the Maw Zone. Overall the survey established that the project area is located within a regional illite anomaly which hosts the uranium deposits of the southeastern Athabasca Basin.

In 1995 and 1998, Cameco carried out drilling programs comprising 4 holes and 7 holes, respectively, on zones Q, K and R. The work had generally negative results and was conducted in areas not proximal to the Russell Lake Property (McHardy et al., 1995,1998).

Cameco carried out a drilling program of seven holes on the Q, K and WV conductors in 1997. Two holes drilled on the WV conductor were located approximately one kilometre southwest of S-107404 (McHardy et al., 1997). Again results were generally negative although faulting and alteration were encountered in the sandstone of drill hole WV-6. Graphite was intersected in the basement but an expected quartzite ridge (interpreted from gravity data) was not confirmed. Drilling was preceded by fixed and moving loop TEM and gravity surveys for target definition.

In 1999, Cameco carried out a seven hole drill program on conductors N, Q, WV and WC (McHardy et al,1999). Portions of targets N, WV and WC occur within Roughrider claim S-107404. Drilling was preceded by fixed and moving loop TEM surveys. The interpreted quartzite ridge was verified in drill hole WV-08. The Athabasca unconformity was intersected at 411 m depth in drill hole WV -07 and at 281 m depth in WV-08. Graphitic conductors were reported, but no anomalous alteration or radioactivity was encountered. Two holes were drilled on the WC conductor, intersecting graphitic basement rocks. Geochemical signatures suggested that these holes fall outside the previously mentioned regional illite anomaly trend.

In summary, historical exploration work on the Russell Lake Property has been unsuccessful in discovering economic uranium mineralization. However there are a number of interesting occurrences such as the Grayling Zone, and the various Wheeler River zones located close to the Russell Lake Property, that are evidence of uranium mineralizing processes in this vicinity. The potential for economic uranium deposits within the property must therefore be recognized.

Work by Roughrider Uranium Corp., 2004-2006

The following exploration work was completed by Roughrider Uranium Corp.

2004

GEOTEM airborne EM survey, north portion of the property.
Detailed reflection seismic survey, 2 profiles.
Gravity survey on 2004 seismic lines.

2005

GEOTEM airborne EM and aeromag survey, south portion of the property.
Detailed reflection seismic survey, 6 new profiles, extend one 2004 profile.
Gravity survey on 2005 seismic lines.
Petrographic study by SRC.

DEPOSIT TYPES

Exploration programs on this property are designed to search for uranium deposits employing the unconformity model. This model was developed following the discovery of the Key Lake deposits in the late 1970's and continues to be revised and refined.

The current model focuses on the mixing of dissimilar fluids at or near the sub-Athabasca unconformity. These are, a metalliferous, reducing fluid derived from the basement, and an oxidizing fluid originating in the sandstone. The two fluids mix and precipitate uranium and other metals in zones of high permeability near the sub-Athabasca unconformity. In cross section the conceptual model results in mushroom shaped deposits replacing the lower sandstone, accompanied by a root zone of mineralization extending into the basement. Perched mineralization may also occur in the overlying sandstones in structure-related settings.

Uranium mineralization may be very high grade, as at Cigar Lake and McArthur River, where average grades are in excess of 15% U. Several moderate grade deposits also occur, such as Key Lake or Eagle Point where average grades are in the 1% to 2.5% U range.

In plan view the deposits can be hundreds of metres long and only a few metres or tens of metres wide, generally following the trace of underlying graphitic pelites along the unconformity. The graphitic rocks are often the locus of pre-Athabasca (Hudsonian age) ductile faulting that has seen brittle reactivation after Athabasca Group sandstone deposition. Both reverse and normal faults are associated with mineralization. Vertical displacements of the unconformity by tens of metres occurs at some deposits. The Paleoproterozoic pelitic gneisses, which are soft rocks, are often in close proximity to rigid Archean granitoids and the contrasting physical properties seems to play a role in the localization of structures. In some cases (for example at McArthur River) meta-quartzite units act as the more rigid lithotype (Marlatt et al, 1990, Thomas et al., 2000).

Each uranium deposit exhibits a distinct alteration pattern that extends upwards from the unconformity and may reach surface depending on the depth of the deposit. For example, the McArthur River deposit is characterized by silicification and chloritization imprinted on a illitic background as shown in Figure 7, while the Cigar Lake deposit is characterized by desilicification and illitization imprinted over a kaolinitic background (Marlatt et al.,1990).

MINERALIZATION ON PROPERTY

The Grayling Zone was discovered in 1985. It is defined by six mineralized holes with uranium mineralization in both the sandstone and the underlying graphitic basement rocks. The best intersection is 0.4% U_3O_8 over 3.75m in RL87-16 (Bennett, 2003). The mineralization is associated with a north-south trending conductor related to a thrust fault with up to 21m of vertical displacement (Campbell 2000). Depths to the sub-Athabasca unconformity at the Grayling Zone range from 310 m to 350 m. Drilling by NCR in 2000 extended the strike length of the mineralization to 800m (Campbell, 2000).

ADJACENT PROPERTIES

The results of exploration on two adjacent properties are relevant to the Russell Lake Property. These are the Wheeler River Project to the west, currently operated by Denison, and the Moore Lakes property to the east, operated by JNR.

Four conductor systems defined by work on the Wheeler River Project are found to extend onto the Russell Lake Property. The PW system in the south on S107873 and the N, WC and WV systems in the north, on S107404, have been located by ground TEM surveys. Limited drilling to date has intersected graphite but no significant radioactivity or alteration associated with these targets.

Wheeler River's Zone M occurs in the gap between S-107405 and S-107403. The conductor potentially may extend onto S-103403. Zone M consists of three weakly mineralized holes, the best of which intersected 5.8 m of 0.70% U including 0.7m of 2.17% U (Bennett, 2004). The mineralization occurs both above and below the sub-Athabasca unconformity. It is associated with faulting with typically 15 m of vertical displacement in the unconformity. Alteration consists of quartz dissolution, bleaching, dravitization, illitization, kaolinization, chloritization, fracturing and brecciation. Approximately 25 drill holes have been completed at this zone. **This showing is not necessarily indicative of mineralization that might be found on the Russell Lake property.**

The JNR Moore Lakes property includes the Maverick Zone which is located 2 km southeast of the Russell Lake Property's southeastern boundary. The showing was discovered in 2000. A number of mineralized holes were drilled on the showing during the 2000 to 2004 period. The best results released so far by JNR are from three holes: ML-61 with 4.03% U_3O_8 over 10.0 m, including 1.4 m of 19.96% U_3O_8, ML-60 with 4.2 m of 2.2% U_3O_8 and ML-48 with 4.1 m of 4.01% U_3O_8 (Kusmirski, 2004). The mineralization is associated with a N 80° E trending graphitic structure. Both basement and sandstone mineralization are present (Bennett, 2004). The Maverick Zone, although proximal to the Russell Lake Property, does not extend onto it. **This showing is not necessarily indicative of mineralization that might be found on the Russell Lake Property.**

INTERPRETATION AND CONCLUSIONS

The following conclusions are based on the authors' observations of the available data presented in the Russell Lake Report.

Overall, exploration on the Russell Lake Property historically has been unsuccessful in discovering uranium mineralization of significant grade or quantity to be economic. However there are a number of interesting occurrences in the immediate vicinity of the property (the numerous Wheeler River occurrences and the Maverick Zone) and the Grayling Zone within the Russell Lake Property, which demonstrate that favourable geological conditions are present and that uranium mineralization processes have been active within and around the property.

Within the Russell Lake Property, the Grayling Zone is a notable, sub-economic uranium showing. The Zone was discovered in 1985, in claim S-105313. The best reported intersection is 0.4% U_3O_8 over 3.75 m at the sub-Athabasca unconformity. This showing although small and of modest grade is situated in a structural setting (overthrust, graphitic basement wedge) resembling that of the McArthur River deposit (Campbell, 2000). Evaluation of the Grayling Zone has so far focussed on mineralization at the unconformity, whereas an appreciation of the significance of basement-hosted mineralization (such as found at McArthur River and at the Millennium Deposit) has developed more recently, and should guide further drilling.

The Russell Lake Property is underlain by Athabasca Group sandstones ranging in thickness from 265 m in the south to over 500m in the north. Geophysical methods to map basement graphitic conductors at depths in excess of 250 m with sufficient accuracy to guide drilling became available during the mid-1980's with the development of large loop Time Domain EM ("TEM") equipment. Prior ground EM surveys using other methods were ineffective. Similarly, airborne EM surveys were unreliable or ineffective at these depths prior to the early 1990's with the development of airborne TEM systems such as the GEOTEM system. Consequently, much of the early geophysical coverage within the property was ineffective.

The property is situated in the Western Wollaston Domain. The presence of favourable basement geology including basal Wollaston Group stratigraphy with graphitic gneisses, has been demonstrated in drilling. A favourable thrust structure has been defined by drilling at the Grayling Zone, and others are inferred from seismic and gravity coverage. At the WV Zone of the adjacent Wheeler River property, a basement paleotopographic high with up to 120 m vertical displacement, is cored by a Wollaston Group quartzite unit, and is probably also linked to thrust structures.

There may be approximately seven kilometres of untested basement graphitic conductors extending southeast and east from the Grayling Zone area.

The conductor systems represented by targets N, PW, WC and WV of the adjacent Wheeler River project are only partially tested by diamond drilling. The Zone N and Zone PW conductor systems probably extend for several kilometres within the northern portion of the Russell Lake Property, all of which is untested by drilling. The WC zone has only two holes on its two kilometre strike length on the Russell Lake Property. The WV zone has also received only limited testing.

The 2004 and 2005 reflection seismic survey programs have generated high quality data sets from which lithological and structural information can be interpreted. The basement unconformity is recognizable on all seismic sections. The unconformity is irregular, and appears to be disturbed by a great number of faults with highly variable offsets.

The basement reflectivity is also variable. Distinct zones of alternating low and high reflectivity appear on the stacked sections. These changes in character are attributed, in most places to changes in lithology, but there are areas where tectonic effects are also evident. Within the basement, where the reflectivity is generally high amplitude, dips are dominantly towards the southeast and east. However, significant local variations are present.

In their present condition, as presented herein, the CDP sections contain vast amounts of information which in part serves to confirm interpretations from other sources, but of which the majority is new. The significance in terms of uranium exploration of the large number of probable structures remains to be seen. However, that several previously unknown structures appear to have considerable depth continuity must be seen as encouraging. In summary, the seismic coverage has clearly made significant contributions to the exploration of the Russell Lake Property.

A more complete understanding of the seismic results requires additional processing of the data (e.g. implementation of migration corrections) and very importantly, a comprehensive analysis of the entire dataset in conjunction with supportive data from gravity, aeromagnetics and bore holes.

2006-2007 EXPLORATION PROGRAM

Following the completion of the Russell Lake Report, Hathor has exercised its option to acquire a 40% interest in the Russell Lake Property, and has completed the first year's program as operator. The 2007 program had a budget of $2.6 million, and comprised the following:

1. Line cutting, high-resolution 2D seismic, ground gravity and TEM electromagnetic surveys.;

2. An airborne gravity survey;

3. Approximately 5,000 metres of diamond drilling (12 holes) on the Grayling Zone, where previous diamond drilling intersected 3.45% U_3O_8 over 0.3 meters and 0.4% U_3O_8 over 3.75 meters in another hole 500 meters to the north.

4. Drilling of other target areas developed as the exploration program progressed.

The program was completed in October, 2007. Eight diamond drill holes were completed in the extended vicinity of the Grayling Zone. The highlights of the drill program were as follows:

- Three drill holes RL-07-04 to RL-07-06 intersected weak uranium mineralization, as indicated by down-hole gamma-ray radiometrics, within the basement package of rocks. One hole (RL-07-05) intersected multiple zones of mineralization.

- Variable amounts and combinations of argillic, pyritic and limonitic alteration, desilicification, and well developed fault zones within the sandstone column were intersected in several drill holes (RL-07-01, RL-07-04, RL-07-05, RL-07-06, RL-07-08).

- Favourable structural-geochemical traps and lithologies within the basement were intersected in 4 drill holes (RL-07-01, RL-07-04, RL-07-05, RL-07-06).

Russell South Property

The following summary of the Russell South Property is extracted from the Russell South Report. Reference is made to Section (1) for a description of the features that are common to the Russell South Property and the Russell Lake Property

The Russell South property consists of eight claims totalling 25,919 ha in area, centred some 20 km northeast of Cameco's uranium processing facility at Key Lake. Historically, portions of the property have been explored intermittently by a succession of operators from 1973 to 1996. However most of this work was performed more than twenty-five years ago.

Geologically, the property straddles the transition between basement rocks of the eastern Wollaston Domain and the western Wollaston Domain. The western Wollaston Domain, which incorporates much of the lower Wollaston Group stratigraphy containing multiple graphitic units, has traditionally been regarded as the more prospective terrain in terms of uranium mineralization. Consequently much of the historical exploration work has been performed in the northern half of the property, and the southern half is largely unexplored.

The entire property is covered by Athabasca Group sandstones. The sandstone thickness ranges from 100 m in the south to 300 m in the north. The relatively thin sandstone cover is beneficial in allowing for cost effective drill testing of exploration targets while providing sufficient sandstone cover to preserve any unconformity-type uranium mineralization.

This report concludes that although there are no known, untested, strong conductor targets, prior work on the Russell South property has highlighted a number of features which are worthy of follow up. These include weak geophysical anomalies near Prospect Lake, the possible on-strike extension of the nearby Mam Lake Uranium Zone onto the property, further evaluation of the Hand Lake zone, the northern extension of the mineralized Middle Lake conductor system, and faulting with alteration near Waddington Lake.

Much of the prior exploration work on the property was completed between 1976 and 1982, with a limited amount of more recent work, primarily follow-up drilling, conducted in small areas. There are opportunities for new targets to be generated elsewhere on the property using current geological concepts and up-to-date geophysical and geochemical exploration methods.

The Russell South property is a uranium exploration project located in the eastern portion of the Athabasca Basin of northern Saskatchewan, as shown in Figure 1.

Philip Robertshaw, M.Sc., P.Geo., co-author of the Russell South Report, has 35 years of experience as a mineral exploration geophysicist, of which more than 20 years has been focussed on uranium exploration in the Athabasca Basin.

Irvine Annesley, Ph.D., P.Geo., co-author of the Russell South Reportt, has 17 years experience as a geologist conducting research on and exploring for uranium deposits.

PROPERTY DESCRIPTION AND LOCATION

The Russell South mineral dispositions are found on NTS 1:50,000 map sheets 74H 03, 74H 05 and 74H 06 (Figure 2). The Russell South property consists of 8 claims totalling 25,919 hectares (64,047 acres) in areal extent.

Roughrider has a 90% interest in the mineral dispositions S-107161, S-107162, S-107179, S-107242, S-107379 and S-107382. Bullion Fund Inc. (a private company) has a 10% carried interest in these dispositions. Roughrider owns 100% of claim S-107408. Pursuant to an option agreement that has been exercised, Roughrider purchased a 100% interest in claim S-107873 from North-Sask Ventures Ltd., ("North-Sask") subject to a 1.5% Net Smelter Return ("NSR") royalty in favour of North-Sask, which royalty can be reduced to 0.5% NSR by the payment to North-Sask of $1.0 million at the commencement of commercial production.

The Mineral Dispositions are held as claims and are listed in Table 1. Except for claims S-107242 and S-107873, the claims are contiguous. The claims are not surveyed or patented.

Table1: Mineral Disposition Status.

Mineral Disposition	Registered Owner	Effective Date	Size (ha)
S-107161	Roughrider Uranium Corp. 90%, Bullion Fund Inc. 10%	April 22,2004	3,258
S-107162	Roughrider Uranium Corp. 90%, Bullion Fund Inc. 10%	April 22,2004	4,710
S-107179	Roughrider Uranium Corp. 90%, Bullion Fund Inc. 10%	December 22,2003	2,513
S-107242	Roughrider Uranium Corp. 90%, Bullion Fund Inc. 10%	February 9,2004	1,938
S-107379	Roughrider Uranium Corp. 90%, Bullion Fund Inc. 10%	April 19,2004	4,924

Mineral Disposition	Registered Owner	Effective Date	Size (ha)
S-107382	Roughrider Uranium Corp. 90%, Bullion Fund Inc. 10%	April 19, 2004	4,956
S-107408	Roughrider Uranium Corp., 100%	June 21, 2004	3,105
S-107873	Roughrider Uranium Corp. 100%	Nov 10, 2004	515

The claims are in good standing with SIR. To the best of the authors' knowledge, except as set forth above, there are no underlying royalties or disputes as to title or liens registered on the recorded claims.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Russell South property is located approximately 575 kilometres north of Saskatoon, Saskatchewan, (Figure 1). It is located approximately 15 kilometres east and northeast of Key Lake, the former mining operations of Cameco and COGEMA.

Russell South Property Exploration History

From the SIR Open File records, the earliest work in the Russell Lake area was conducted by Calta Mines Ltd. in 1969 on their Permit No.1, which also included the Key Lake area (Bennett, 2003). This work consisted of an airborne radiometric survey followed on the ground by gravity surveys, lake sediment sampling and geological mapping. Calta Mines allowed the permit to lapse when no positive results were obtained.

The subsequent history of the Russell South property, described below, can be divided into three geographical areas.

Northern Region of the Russell South Property

The northern region, consisting of Roughrider's claims S-107873, S-107242, and S-107162, which are located at the south side of Russell Lake, have previously been explored by a number of operators and joint venture projects including the Getty Russell Project, the Russell-Canray Project and the Russell Taylor Bay Project. Historical exploration property outlines for the area are shown in Figure 4.

Exploration work on the Russell-Canray project began with airborne magnetics and very low frequency electromagnetic ("VLF-EM") surveys in 1976, an induced polarization ("IP") and resistivity survey in 1977, and an INPUT electromagnetic ("EM") and aeromagnetic survey in 1980 by Canray Resources Ltd. (Bonniwell 1981). No basement graphitic conductors were found by the INPUT survey. Some drilling was carried out on what is now called the Russell Lake Property. Saskatchewan Mining Development Corporation ("SMDC") assumed operatorship of the Russell-Canray project in 1981. Further geophysical surveys including a Cotran airborne EM survey, prospecting and lake sediment surveys were completed during the early 1980's with no notable results.

A portion of the Roughrider claim S-107242 of the Russell South property was explored by SMDC from 1976 to 1989 (Kwan and Powell 1987, Campbell, 2000). This project, the Russell Lake Project, was a joint venture between SMDC, Exall Resources Ltd., Heenan Senlac Ltd. and W.P. Boyko. Denison Mines Ltd. entered the joint venture in 1988. However, most of the work was performed on Russell Lake, to the northeast of claim S-107242.

Brinex Mining Ltd. carried out exploration on claims in the area between Taylor Bay and Tomblin Lake during the period 1976 to 1981, on behalf of a joint venture between Dejour Mines Ltd, Auric Resources Ltd. and Comaplex Resources International Ltd. (McNutt and Thompson, 1976). This work covered most of Roughrider claim S-107162 and consisted of geological mapping, prospecting, and radon surveys. In 1978, a Mark VI INPUT airborne EM and aeromag survey located a number of one and two channel anomalies in the vicinity of Taylor Bay, outside the present Russell South property. Two isolated, single channel responses were located in the area covered by the current Russell South claims (Hum, 1979).

From 1977 to 1980 Getty Minerals Co. Ltd. ("Getty") in joint venture with SMDC and later UEM, operated the large Getty Russell Project which extended from Martin Lake in the west to the Taylor Bay area of Russell Lake and to Treleaven Lake in the east. This project covered portions of claims S-107242, S-107408, S107161 and S-107162 of the current Russell South property.

In 1978 Getty conducted ground radiometric, magnetometer and EM surveys, drilling seven holes in the area, of which only one (RL78-05) falls within the present Russell South property on claim S-107161. This hole (RL78-05) intersected the sub-Athabasca unconformity at 192 m with basement lithologies described as hematized calcareous meta-arkose (Lavery 1979). Graphitic conductors were found off property, north of Boot Lake, in the adjacent claim S-101687 of the current Getty-Russell project which is presently operated by COGEMA.

In 1979, Getty carried out a three-hole drill program on the project. Only one of the holes (GTB 79-03) located near Taylor Bay in the current S-106162, was on the Roughrider Russell South property. It intersected the sub-Athabasca unconformity at 250m. Basement lithologies were described as hematized and chloritized meta-arkose, metapelite and calcareous units (Titaro, 1979).

In 1985, UEM, who were assuming operatorship of the combined Getty-Russell and Kowalchuk Lake projects, conducted an INPUT EM and aeromagnetic survey over a large part of the Getty Russell and Kowalchuk project areas which revealed eight moderately conductive zones, none of which fall within the present Russell South claims. These survey results are available as a SIR Open File (Questor Surveys Ltd., 1985).

Also in 1985, SMDC performed work on their Russell Taylor Bay project which is located largely within the current S-107162 of the Russell South property, (Agnerian, 1985). Four holes were drilled in follow up to UTEM Time Domain EM ("TEM") geophysical surveys. The EM conductors were weak and were thought to represent basement contact responses. One hole intersected trace amounts of graphite and another had anomalous lead values (12 ppm Pb) in the sandstone. Depths to basement were in the 250 m range. Agnerian's compilation map indicates nine other holes, six of which are located within claim S-107162. These holes were drilled in 1979 and 1980. Other than their locations and the depths to the sub-Athabasca unconformity, no other information is available for these holes.

During the period 1986 to1988 exploration on the Getty Russell project was conducted by UEM on behalf of TOTAL Energold Corp. UTEM, magnetic and gravity surveys were carried out, followed by 25 drill holes during the period. However most of this work, including all of the drilling, was done on ground to the west of the current Russell South property (Kogler 1988).

UEM continued exploration of the Getty Russell Project in 1989. However, almost all of the work was focussed in the Boot Lake area and along the Wheeler River, outside the Roughrider Russell South property (Kogler et al.,1989).

A compilation by UEM shows approximately 40 holes drilled on fences spaced 100 m apart at Mam Lake off the Russell South property in the adjacent claim S-101687 (Chabot, 1991). The Mam Lake Uranium Zone is reported to be 600 m long and up to 100 m wide with a thickness of 0.6 to 4.5 m (Bennett,1993). The best intersection occurred in Getty's 1979 drill hole 79-07 in which 0.12% U_3O_8 over 4.2 m including 1.2 m of 2.91% U_3O_8 occurred at the unconformity.

Chabot's 1991 compilation also indicates a north-south striking conductor in the eastern portion of S-107408 that had been drilled intermittently from 1979 to 1986 presumably by Getty. Sixteen holes with fences 600 or 800 m apart over a strike length of 4 km are indicated on the 1991 compilation map, and are shown in Figure 6.

In 1987, a UTEM survey on the Russell-Canray Project located a conductor system on strike with conductors from the adjacent Wheeler River Project. The conductor is located within the current Russell South disposition S-107873. This conductor system was tested with a single hole RL88-18 (Kwan and Powell, 1988). The hole intersected a zone of faulting and alteration in the Athabasca Group sandstones and faulting in the basement. The hole did not intersect a graphitic conductor and the borehole gamma log detected no anomalous radioactivity.

By 1996, the Russell-Canray project had been reduced to two claims, one of which corresponds to the present Roughrider claim S-107873; the other claim was located further to the northeast. In that year, Cameco drilled one hole (RL-20) to test the above mentioned conductor system. RL-20 intersected graphite but no anomalous radioactivity or alteration (McHardy et al, 1996).

Central Region of the Russell South Property

An exploration project in the central area near Kowalchuk Lake on portions of what is now Roughrider's S-107161, S-107408 and S-107379, was initiated by Denison in 1977. Denison, in joint venture with SMDC and later UEM conducted regional exploration surveys extending from Kowalchuk Lake in the north to Highrock Lake in the south. INPUT EM and airborne radiometric surveys were followed by ground EM surveys and prospecting. Only thoriferous boulders were found by prospecting. Other surveys consisted of lake water and lake sediment geochemical sampling. The survey results were inconclusive.

In 1977, Denison drilled two holes immediately southeast of Kowalchuk Lake on Roughrider's claim S-107161. One hole was abandoned in Athabasca Group sandstones at 171 m and the other was completed in an altered metasediment unit at 220 m depth. The sub-Athabasca unconformity was intersected at 186 m.

In 1982, SMDC assumed operatorship of the Kowalchuk Lake Project from Denison. A compilation map by SMDC (Harper, 1982) shows a number of drill holes that were not found in the assessment files. Two of these holes are located on Roughrider's claim S-107161 in the Lost Lake area, but their results are not available. A later compilation map by UEM (Kogler and Allen, 1987) indicates that the depth to basement in the Lost Lake area is in the 200 m range. There are no evident targets for these holes.

In 1982, SMDC flew an airborne magnetic gradiometer survey over the eastern Athabasca Basin including the Kowalchuk Lake and the Getty Russell Projects (Matthews, 1983). A portion of this relatively high resolution coverage (300 m line spacing) is shown in Figure 5.

In 1985, UEM became operator of the Kowalchuk Lake Project and flew an INPUT survey that located numerous conductors in the area from Martin Lake to Taylor Bay (Questor Surveys Ltd., 1985). That year UEM drilled four holes with negative results at Prospect Lake (Kogler and Cutts, 1985). UEM also drilled several other holes in 1986 that were not submitted as assessment work, including hole KW-05 at Hand Lake where minor uranium values of 0.1% U were intersected over a 2.1 m interval (Kogler and Allen,1987).

In 1987, UEM drilled a single diamond drill hole (KW-11) as a follow-up of the mineralized intersection in KW-05. Basement graphite was intersected and the results obtained from lithogeochemistry of drill core are reported as anomalous in Ni and Mg-chlorite. This work was located on the current Russell South claim S107408, northwest of Prospect Lake. Gravity, magnetic and TEM surveys were conducted in conjunction with the drilling (Kogler and Allen, 1987).

In 1991, UEM drilled four more holes on the Hand Lake zone with negative results. A TEM survey was also completed with lines at right angles to the previously outlined conductor system (Chabot, 1991). This survey found four conductors described as too weak to be considered exploration targets, striking transversely in a NW-SE direction to the main conductor system. The 1991 UEM compilation map indicates that ultimately, fourteen diamond drill holes followed up the minor uranium mineralization to the northwest of Prospect Lake in the vicinity of KW-05. The mineralization was traced over a strike length of 500 m, and the best intersections are from KW-05 (0.1% U over 2.1 m) and KW-12 (0.16% U over 0.8 m).

Southern Region of the Russell South Property

Two historical joint venture projects occupied the southern area of the Russell South property. One of these was initiated by Inexco Mining Company in 1971. Starting in 1973, Inexco Permit #1 was operated by UEM as a joint venture with Inexco. After some initial reconnaissance work, exploration quickly focussed on following-up the Zimmer Lake mineralized boulder train, which led to the discovery of the Gaertner and Deilmann ore bodies at Key Lake in 1975 and 1976, respectively. By 1976 Inexco sold its share to Eldorado Nuclear Limited ("Eldorado") and SMDC, and the project became the Cree-Zimmer Project. The project was active as such until 1995.

Within the Roughrider Russell South property, UEM conducted an airborne radiometric survey (Tan, 1973), and several phases of ground radiometric prospecting (Tan, 1973, Lehnert-Thiel and Rich, 1976, Lehnert-Thiel and Rich, 1977) with no reported success. In 1976 an airborne EM (Mk VI INPUT) and aeromagnetic survey was flown over the entire Cree-Zimmer property of that time, with 250 m line spacing and line orientation N 135° E (Lehnert-Thiel, 1976). The INPUT survey covered all of Roughrider claim S-107382 and the southwest half of claim S-107379. While some hundreds of kilometres of graphitic-type conductors were mapped within the Cree-Zimmer property further to the west, only 2 relatively weak EM anomalies (located west of Lockwood Lake, Figure 6) were detected within the Roughrider claims. No follow-up of these features was reported.

The Middle Lake conductor extends through the southern portion of Wilson Lake for some 16 km on the Cree-Zimmer property. This basement graphitic zone was traced by UEM using various frequency domain EM surveys during the 1980's. An early phase of drilling on this conductor in 1982 (Robertshaw et al., 1982) intersected weak uranium mineralization in hole ML-06 near Middle Lake. The mineralization extended vertically for over 20 m, mostly below the sub-Athabasca unconformity at 95 m depth. The highest assay values were 0.13% U_3O_8 over 1 m. Several subsequent phases of drilling were completed both as detailed follow-up to the ML-06 mineralization and as 400 m-spaced fences along the length of the conductor. As part of this, a program of 16 percussion drill holes was completed on the Middle Lake conductor in 1988. At least one additional weakly mineralized zone was located (southwest of Wilson Lake) but no uranium values higher than in ML-06 were intersected. The most recent drilling on the Middle Lake trend (4 holes) occurred in 1995 (Wheatley et al., 1995). The trend extends for 4 km across the eastern portion of Roughrider claim S-107408, as shown in Figure 6.

The Cree-Zimmer Project, with slightly reduced area, is now owned by Cameco (66 ⅔%) and COGEMA (33 ⅓%). Exploration work recently restarted with COGEMA acting as operator.

The second historical project of the southern region was the Geikie River West joint venture of Conwest Exploration Co. ("Conwest"), Eldorado, SMDC and two European utility companies, which was active during the period 1976 to1982 (Ogryzlo,1979, 1982). Conwest was the operator of the project from its inception until 1979 when Eldorado (later Eldor Resources Ltd.) became operator. This area is now held by Roughrider as claim S-107179 and parts of S-107382 and S-107379.

Conwest's initial work was reconnaissance in nature and consisted of airborne surveys including INPUT EM, VLF-EM, radiometrics and aeromagnetic surveys (Bonniwell, 1976). These were followed up with prospecting, regional mapping, ground geophysical surveys including horizontal and vertical loop EM, VLF-EM, IP/resistivity surveys. In general the geophysical surveys were unsuccessful in locating targets for drilling. Prospecting found only thoriferous boulders emanating from the thorium-rich heavy metal banding common to the Manitou Falls Formation sandstone unit b that underlies the area (Ogryzlo, 1979). A regional Reverse Circulation drilling program was carried out in 1977 to locate the edge of the Athabasca Basin which was not known at the time (Averill,1977).

In 1978 one hole (R47) was drilled by Conwest near Lockwood Lake. The results of this hole were not available in the SIR assessment files but a summary report issued later by Eldorado indicates that no significant radioactivity or graphitic metapelites were encountered in any of the Geikie West drilling (Ogryzlo, 1982).

In 1979 three holes were drilled at Waddington Lake on structures interpreted from geophysics. No significant radioactivity or graphitic pelites were encountered in these holes. Here, the depths to basement ranged from 107 m to 137 m. Two of the holes encountered faulting in the Athabasca Group sandstones accompanied with kaolinization and matrix disaggregation (Ogryzlo, 1979). Exploration was discontinued on the project after the 1982 season.

2005-2006 Exploration work by Roughrider Uranium Corp.

During 2005, Fugro Airborne Surveys completed GEOTEM airborne EM and aeromag coverage of the whole Russell South property. Kinetex Inc. acquired high-resolution seismic reflection coverage on 2 profiles (S1 and S6) in the northwestern portion of the property. Also, gravity coverage was completed on the 2 seismic line segments, by MWH Geo-Surveys Ltd.

In 2006, Saskatchewan Research Council completed a lineament and structural analysis of the Russell South property.

2005 GEOTEM airborne EM and aeromagnetic survey

In March, 2005, Fugro Airborne Surveys completed an airborne EM and aeromagnetic survey in the Russell Lake area on behalf of Roughrider Uranium Corp. The survey coverage consisted of a total of 1839 km, of which 1144.75 line km were obtained over the Russell South property and the remainder (694.25 km) over an adjacent segment of the Russell Lake Property.

Structures interpreted from aeromagnetic trends indicate a predominance of northeast-southwest oriented features, with minor northwest, east-west and north-south (probable Tabbernor) components.

The 2005 GEOTEM coverage mapped 11 definite and possible basement conductor trends with combined strike length over 13 km, in addition to over 10 km^2 of probable flat-lying conductive metasediments, within the Russell South property. Of the possible conductor trends, four zones totalling approximately 3.4 km in strike length do not appear to have been mapped by prior work.

The survey has outlined a north-south trending conductive zone, up to 3 km in width, which traverses the eastern part of claim S-107408. This is thought to represent a blanket-like package of sub-horizontal, graphitic metasediments, overlying the northeastern rim of the 15 km-long Wilson Lake granite body. A power line traverses the centre of this zone in a north-south path which is sub-parallel to the local strike direction, and will degrade any future ground EM survey work.

Also in claim S-107408, the GEOTEM survey outlined previously known conductors at Hand Lake and Kemann Lake. Two nearby weak conductor segments appear to be new.

At Kowalchuk Lake (claim S-107161), signatures of a weak EM conductor probably represent a weakly graphitic basement horizon. Alternatively the EM responses could be caused by conductive lake sediments. Further to the northeast, in claim S-107162, a northeast-southwest trend of weak EM signatures is thought to be probably of surficial origin.

In the northwestern part of the property, the GEOTEM survey traced a probable basement conductor near the north side of claim S-107873, whereas historical exploration work had indicated as many as five basement conductors in this area. The prior EM work, if available, should be re-evaluated prior to any further ground TEM coverage here.

2005 high resolution reflection seismic survey

During the winter of 2005 a high resolution reflection seismic survey was initiated on the Russell South (RS) property (Figure 7) on behalf of Roughrider Uranium Corp. Field operations were conducted by Kinetex Inc. of Calgary, AB. The comprehensive reflection seismic survey included three line segments totaling 8.7 km in length. The seismic data have been processed at the Seismology Laboratory of University of Saskatchewan Department of Geological Sciences, under the supervision of Dr. Zoltan Hajnal. To assist the interpretation of the seismic data, physical property measurements (density, porosity and acoustic velocity) have been completed on a suite of 95 core samples from exploration drill holes on the Russell Lake Property which are representative of the local lithologies. This report documents the high resolution reflection seismic surveys completed on the property to date and presents an initial interpretation of the results.

Following the successful demonstration of a high-resolution reflection seismic surveys at the adjacent McArthur River mine area by the multi-institutional EXTECH-IV program and by the National LITHOPROBE project at the vicinity of the Mid-West ore deposit, Roughrider Uranium Corp. commissioned a 2D reflection seismic survey study on the RS property. The investigation included the following primary objectives:

- To locate and image significant, reactivated basement faults which might be associated with uranium mineralization;
- To identify and map metasedimentary rock units within the project area, particularly any within the northeastern segment of the property; and
- To map the sub-Athabasca Group unconformity.

The initial interpretation of the Russell South data confirms that the seismic reflection study makes a highly valuable contribution to the comprehensive exploration program of the area. It also clearly demonstrates that seismic data acquisition can be effectively undertaken in these remote and technically demanding regions of the Athabasca basin. The program generated high quality data sets from which advanced lithological and structural information has been extracted. The Athabasca Group unconformity is recognized throughout the area, and appears to be disturbed by a large number of faults with highly variable offsets. These factures may be local or they are a component of major structural disturbances involving a significant portion of the underlying basement. The survey identified a number of lithogical units in the basement, the highly reflective segments of these are interpreted as metasedimentary rocks. Some indications of alteration zones within the sandstone fill were also recognized. The seismic sections contain a significant amount of new geological information which requires further integrated synthesis with all other existing geological and geophysical data.

2005 gravity survey

During July, 2005, MWH Geo-Surveys Ltd. acquired gravity measurements on 2 lines within the Russell South property on behalf of Roughrider Uranium Corp (Figure 7). The gravity data were intended to complement high-resolution reflection seismic coverage of the same profiles which had been obtained during the winter of 2005. The gravity coverage comprised 8.485 line km of profiles with a total of 208 gravity stations at spacings of 30 m and 45 m, as tabulated below.



11 620 S
S-107873
S-107242
S6
16 275 S
S-107162
21 100 S
S6
22 650 S
S-107161
Key Lk - McArthur Mine Road

Figure 7: Location of 2005 gravity coverage and interpreted faults with regional aeromagnetics.

Table 2: Gravity Coverage, July 2005.

Profile	Mineral Disposition	Gravity Stations	Station Spacing	Profile Length	Total Gravity Stations	Total Profile Length
S1	S-107242	30	30 m	0.920 km	76	2.275 km
S1	S-107873	46	30 m	1.355 km		
S6 (north)	S-107242	13	45 m	0.585 km	132	6.210 km
S6 (north)	S-107873	89	45 m	4.075 km		
S6 (south)	S-107408	30	45 m	1.550 km		
	TOTAL	208		8.485 km	208	8.485 km

2006 IKONOS lineament and structural lineament analysis

Craton-scale ductile shear zones and their associated secondary structures are an important feature of the Wollaston Domain, and parts of the adjacent Mudjatik Domain. These linear zones controlled the emplacement of I-type and A-type felsic to mafic granitoids, and the focusing of fluids, lithospheric heat, and mineralization in the Wollaston Domain (Annesley et al., 2005). The geometry and physicochemical conditions of these first order structures would be conducive to a long-lived history of reactivation. Late movement (relaxation) on these structures during post-Athabasca time could explain the variable timing of uranium mineralization in the unconformity-type deposits. In other words, the influence(s) of basement thermotectonics need(s) to be incorporated into the diagenetic-hydrothermal model that is presently involved for unconformity-type uranium deposits. This is necessary in order to refine the current exploration strategy for unconformity-type uranium deposits.

The purpose of this lineament analysis study is to provide more comprehensive structural maps of the sub-Athabasca basement within a selected area by extracting "high-quality" lithological and structural information from the geophysical data of the sub-Athabasca basement. This area includes part of the 74H map area. The bulk of the study includes analysis and interpretation of IKONOS magnetic and geophysical data.

The specific objectives of this investigation are:

1) to define and trace structures at depth and to establish structural patterns that can be extrapolated (or extended) reliably from outcrop, drillhole, and mine exposures,

2) to delineate the high-strain zones of the study area,

3) to indicate where unconformity-type uranium mineralization is most likely to occur within the study, and

4) to provide more comprehensive structural lineament maps of the study area.

Geophysical patterns (i.e. anomalies) and interpretations are a function of the variations in physical rock properties. A discussion of the importance of physical, mineralogical, and chemical rock properties in the integrated analysis of geophysical data is found in Airo and Loukola-Ruskeeniemi (1991), Batement et al. (1991), Criss and Champion (1984), Kearey and Brooks (1991), Leaman (1991a and 1991b), Hassen and McAllister (1992), and Kern (1992), among others.

In the sub-Athabasca basement, the use of geophysical methods provides the best means of 2D and 3D lithological and structural mapping on a regional scale. Geophysical methods also offer the only reliable means of extrapolating the geological mapping outside the Athabasca Basin into the sub-Athabasca basement. Only a few geophysical methods have the resolution capabilities or the structural/lithological bias (i.e. rock property contrasts) to deal with complex hard-rock geology, such as that found in the sub-Athabasca basement. Also, even fewer methods are useful for indicating information about structures and lithologies up to and greater than 5 km from the surface. Exploration projects (McMullan et al., 1989) have shown that only aeromagnetic and gravity geophysical methods are practical and cost-effective in mapping the basement structure and stratigraphy on a regional scale and at variable depths.

An interpretive IKONOS lineament map and an interpretive structural VG lineament map were generated from the most salient features observed on the IKONOS and geophysical maps.

Aeromagnetic geophysical maps are the most useful in differentiating the various lithological units of the sub-Athabasca basement, especially those units directly underlying the Athabasca Basin. Arbitrary levels of geophysical contrasts were established for lithological units using petrophysical results of Annesley and Madore (1993) and McMullan et al. (1989). With these geophysical characteristics, as well as geological criteria from exposed Archean/Aphebian basement, we were able to subdivide the sub-Athabasca basement into three major lithological units.

The NE-SW trending, linear belts of low aeromagnetic expression are interpreted as layered metasedimentary gneisses of the Paleoproterozoic Wollaston Group. Many of the small, elliptical-to oval-shaped anomalies are interpreted as late Hudsonian (1815-1830 Ma) calc-alkaline plutons. Granulite grade rocks are characterized by strongly positive anomalies. Linear, northwest-southeast trending magnetic anomalies that crosscut all other magnetic features are due to Mackenzie swarm dykes. Additional geophysical data sets (i.e. other derivative magnetic and gravity images) are necessary in order to further divide the sub-Athabasca lithological units.

Likewise, aeromagnetic geophysical maps are the most useful in delineating the structural features of the sub-Athabasca basement on a regional scale. Major folds and transverse faults are the most readily identifiable structures because of lithological dispositions and/or discordancies. On the other hand, concordant structures such as strike-slip faults and crustal-scale shear zones (i.e. high strain zones) are more difficult to delineate. However, several features on aeromagnetic-anomaly images can be used to infer these high strain zones. Also, shaded relief maps can enhance the geophysical characteristics of these linear structures. These features include: 1) steep aeromagnetic gradients, 2) bending of other linear magnetic anomalies into parallelism with the high strain zones, and 3) pronounced gradients on shaded relief maps.

On the basis of these geophysical features and in combination with geological criteria from exposed basement outcropping NE and SW of the study area, several major structural trends and linear features were clearly identified. As shown in Figures 2 and 3, these include:

1) A prominent east-west trending tectonic fabric.

2) A well developed northeast-southwest trending Paleoproterozoic (i.e. Hudsonian) fabric.

3) Widely spaced northwest-southeast trending magnetic lineaments that cut across the above-mentioned fabrics. These lineaments are largely tectonic structures, and are interpreted as normal faults, related to uplift and block faulting during the waning stages of the Hudsonian orogeny. Some of these linear anomalies have a superimposed magnetic feature that corresponds to dykes of the Mackenzie swarm, and implies igneous activity along some of these lineaments and significant reactivation at circa 1270 Ma.

4) Prominent north-south and north-northeast/south-southwest trending linear magnetic features that crosscut all of the above structural fabrics, expect the Mackenzie dykes. These lineaments correspond, in part, to the Tabbenor fault system. The faults are oblique-slip in character with sinistral slip components. They are interpreted as late- to post-Hudsonian in age. Some of the uranium deposits are located along these faults (e.g. Collins Bay).

MINERALIZATION ON PROPERTY

No economically significant mineralization has been found on the Russell South property to date.

DRILLING BY ROUGHRIDER URANIUM CORP. AND HATHOR

In early November, 2007 a diamond drill was mobilized to the Russell South property and an initial drill program comprised of nine holes totaling about 4,500 metres, will test potential uranium-bearing structures identified by electromagnetic conductors and high-resolution 2D seismic surveys completed by Hathor since 2004.

ADJACENT PROPERTIES

A small zone of uranium mineralization was discovered by Getty Minerals at Mam Lake in claim S101687 adjacent to the Russell South property. Seven mineralized intersections were obtained during the period 1978 to 1982. The Mam Lake Uranium Zone (Bennett,1993) is reported to be 600 m long, up to 100 m wide and with a thickness of 0.6 to 4.5 m. The best intersection was obtained in drill hole 79-07 where 0.12% U_3O_8 over 4.2 m (including 1.2 m of 2.91% U_3O_8) occurred. The mineralization occurs near the sub-Athabasca unconformity at depths ranging from 167 m to 268 m. Approximately 40 holes drilled on fences spaced 100m apart were completed at this showing. It is uncertain whether the underlying graphitic basement conductor feature continues as far as claim S-107162 of the Russell South property. This showing is not necessarily indicative of mineralization that might be found on the Russell South property.

INTERPRETATION AND CONCLUSIONS

The following conclusions are based on the authors' observations of the data presented in the Russell South Report.

Most of the prior exploration work on the property was completed between 1976 and 1982. More recent work has been conducted in limited areas, primarily as follow-up drilling, leaving room for the application of current geological concepts and up-to-date geophysical and geochemical methods to generate new exploration targets.

Geologically, the property straddles the transition between basement rocks of the eastern Wollaston Domain and the western Wollaston Domain. The northern portion of the property, consisting of claims S-107873, S-107242, S-107162 and S-107161, is dominantly underlain by the WWD. The metasedimentary component of the WWD consists primarily of lower Wollaston Group stratigraphy characterized by graphitic and non-graphitic pelitic gneisses and psammopelitic gneisses.

The southern region of the property, consisting of claims S-107379, S-107179 and S-107382, is considered to be underlain predominantly by EWD basement rocks. The metasedimentary components of the EWD are, in large part, upper Wollaston Group stratigraphy which is characterized by a magnetite-bearing sequence of quartzo-feldsapthic and calc-silicate orthogneisses and paragneisses.

The northern portion of the Russell South property displays the magnetic characteristics of the western Wollaston Domain. The broad magnetic low signatures in regional aeromagnetics are suggestive of predominantly lower Wollaston Group metasediments. Higher magnetic values over the southern portion of the property probably indicate a gradation to predominantly upper Wollaston Group stratigraphy.

To date, a number of basement graphitic conductors have been traced in the northern portion of the property but no comparable conductors have been identified in the southern portion.

Historically, the WWD terrain has been considered more prospective and favourable for uranium mineralization than the EWD, and has therefore been more aggressively explored. The southern portion of the Russell South property has seen relatively little exploration for this reason. In the authors' view, the property occupies the transition zone between the WWD and the EWD that has proven to be prospective at JNR Resources' Maverick Zone in the Moore Lakes area. By analogy with the Moore Lakes setting, prospective targets in this environment could be associated with major structures which might carry or interleave lower Wollaston Group units into a largely upper Wollaston environment.

Although there are no known, untested, strong conductor targets on the property, some weaker geophysical anomalies remain untested. For example, weak conductors in claim S-107408 near Prospect Lake are unlikely to have been drill tested by prior operators.

Other known targets which should be evaluated in the northern portion of the property are the previously drilled mineralization at Hand Lake, the possible extension of the mineralized Mam Lake lithostuctural package onto the Russell south property, and the four kilometre long north-south trending conductor system extending south from Boot Lake.

The 500 metre long weakly mineralized Hand Lake zone in S-107408 demonstrates that suitable conditions for unconformity-type uranium mineralization exist in the western portion of the property. In their 1989 compilation (Kogler and Chabot, 1989), UEM proposed a geological model for the Prospect Lake-Hand Lake area which is somewhat unusual. Although characterized by an extensive magnetic low zone, the basement was thought to consist of an Archean granite dome overlain locally by a veneer of flat-lying metasediments. The conductors mapped by EM surveys, and drilled in the Hand Lake area were thought to be produced by local folding and faulting of the thin, graphitic metasedimentary package. If correct, then a more advanced appreciation of the lithostructural setting could provide new prospective targets in this area.

The Mam Lake Uranium Zone is located approximately two kilometres west of Russell South claim S-107162. Although not economic in itself, this occurrence also demonstrates the potential for unconformity-type uranium mineralization in this area. Uranium grades are somewhat higher at Mam Lake than at the Hand Lake occurrence. A review of prior work on the Mam Lake showing suggests the possibility that the graphitic conductor and/or faulting associated with the mineralization may continue further east onto the Russell South property.

The Boot Lake conductor system, which crosses the eastern portion of claim S-107408, appears to be the continuation of the weakly mineralized Middle Lake conductor of the adjacent Cree-Zimmer property. Although this feature was tested by several fences of drill holes in the 1979-81 period, the effectiveness of the geophysical coverage of that era (in relation to the 200 m depths to basement) and consequently the effectiveness of the drilling, need to be evaluated.

At Waddington Lake in the southern portion of the property, historical drilling intersected alteration associated with faulting. This area, in common with much of the southern portion of the property, is relatively under-explored and merits further evaluation in light of the Moore Lake area discovery of JNR Resources.

In March, 2005, Fugro Airborne Surveys completed an airborne EM and aeromagnetic survey in the Russell Lake area. The survey coverage consisted of a total of 1839 km, of which 1144.75 line km were obtained over the Russell South property. Structures interpreted from aeromagnetic trends indicate a predominance of northeast-southwest oriented features.

The 2005 GEOTEM coverage mapped 11 definite and possible basement conductor trends, in addition to over 10 km^2 of probable flat-lying conductive metasediments, within the Russell South property. The survey has outlined a north-south trending conductive zone, up to 3 km in width, which traverses the eastern part of claim S-107408, and is interpreted as a blanket-like package of sub-horizontal, graphitic metasediments, overlying the northeastern rim of the 15 km-long Wilson Lake granite body. Also in claim S-107408, the GEOTEM survey outlined previously known conductors at Hand Lake and Kemann Lake. At Kowalchuk Lake (claim S-107161), signatures of a weak EM conductor probably represent a weakly graphitic basement horizon. In the northwestern part of the property, the GEOTEM survey traced a probable basement conductor near the north side of claim S-107873.

The initial interpretation of the Russell South 2005 seismic data confirms that the seismic reflection study makes a highly valuable contribution to the comprehensive exploration program of the area. The Athabasca Group unconformity is recognized throughout the area, and appears to be disturbed by a large number of faults with highly variable offsets. These factures may be local and/or a component of major structural disturbances involving reactivation of a significant portion of the underlying Archean/Paleoproterozoic basement. The survey identified a number of lithogical units in the basement with the highly reflective segments of these are interpreted as metasedimentary rocks. Some indications of alteration zones within the sandstone fill were also recognized.

A structural lineament study was undertaken to provide more comprehensive structural maps of the sub-Athabasca basement within a selected area by extracting "high-quality" lithological and structural information through the analysis and interpretation of the GEOTEM airborne magnetic data of the sub-Athabasca basement, in conjunction with IKONOS satellite data. Structures interpreted from aeromagnetic and IKONOS trends indicate a predominance of northeast-southwest and north-south to north-northeast/south-southwest oriented features, with subordinate east-west and northwest-southeast components.

Midwest Northeast Property

The Midwest NE property consists of Mineral Disposition S-107243, and was acquired by Roughrider from Bullion Fund Inc. in the transaction pursuant to which Roughrider acquired the Russell South Property. The property is situated about eight kilometres north of Points North Landing, a northern service centre, and about 100 kilometers north-northeast of the Russell Lake Property. Points North is at the terminus of provincial Highway 905 and is served by scheduled air transport.

The Midwest NE property lies to the northeast of the Midwest Property being developed by a joint venture operated and controlled by AREVA Resources Canada Inc. ("AREVA"), a successor company to COGEMA Resources Inc. ("COGEMA").

The Midwest NE project area can be accessed overland by trails or by float/ski-equipped aircraft from Points North. A proposed mine haulage route, for uranium ore from the Midwest deposit being shipped to the McClean Lake ore processing facility, transects the property.

The eastern boundary of Mineral Disposition S-107243 is bounded by Treaty Land Selection ("Treaty Land Entitlement or TLE"") area IAA 820.31.7 of the Peter Ballantyne Cree Nation. This has no effect on claim S-107243 but does influence any adjacent claims within the TLE area. There are no parks or other developments that could interfere with exploration for, or exploitation of, mineral deposits that might be located on the property.

The Midwest deposit was discovered in 1978 by Esso Minerals Canada Ltd. and was later taken over by a joint venture between DenisonUEM, PNC Exploration (Canada) Co. Ltd. and Bow Valley Industries Ltd. It is now owned by AREVA with 69.16%, Denison Mines Corp., a successor company to Denison Mines Inc. and Denison Mines Ltd. with 25.17%, and OURD with 5.67%. COGEMA is the operator/manager of the Midwest property which consists of 3 mineral leases covering 1,426 hectares.

In a Roscoe Postle Associates Inc. ("RPA") report dated February 14, 2006, RPA presents a National Instrument 43-101 compliant Probable Mineral Reserve estimate of 345,500 tonnes grading 5.47% U3O8, 4.37% nickel and 0.33% cobalt for the Midwest Deposit. Stripping of the deposit is expected to start in 2008.

The Midwest deposit is representative of a typical unconformity-type zone, where the bulk of the high grade material is located at the basement - sandstone contact, either in the basal conglomerate or in the upper basement unit. The deposit displays sharp lateral boundaries, both in plan and section. Mineralization follows a general northeast trending structural fault corridor, parallel to the strike of a metasedimentary graphitic unit. High– grade lenses are elongated to N70° E. Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed "perched" and "deep basement mineralization" respectively.

The Dawn Lake Project is situated approximately six kilometres southeast of the Midwest NE property. The Dawn Lake Project was initiated in 1976 and the Dawn Lake deposits were discovered in 1978 by Asamera Oil and Gas Ltd. The four deposits; 11, 11A, 11B and 14 zones contain a total of 4,977 tonnes U at an average grade of 1.43% U. The deposits occur near the sub-Athabasca unconformity, at depths of 30m to 100m below surface. The project is an active exploration project operated by Cameco in joint venture with AREVA and JCU (Canada) Co. Ltd. ("JCU").

The history of Roughrider's Midwest NE property corresponds to that of the Dawn Lake Project's "Esso North" grid.

Early work by Asamera on the Esso North grid consisted of INPUT-EM and aeromagnetic surveys in 1977, that were followed by airborne VLF-EM, magnetics and radiometrics in 1978 and again in 1979 by Kenting and Geoterrex respectively. These surveys located an east-west trending conductor of moderate strength and a radiometric anomaly associated with a broad VLF-EM response on the eastern portion of the grid (Parker, 1982).

From 1978 to 1981, Turam, Vector Pulse EM and VLF-EM surveys confirmed the east-west conductor as well as some weaker northeast trending VLF-EM conductors. The east-west conductor occurs just outside the western boundary of claim S-107243.

During the period 1978 to 1981, Asamera drilled 21 holes on the Esso North grid (Parker 1982, Asamera, 1982). The first ten holes, EN -1 to EN -10 inclusive, were drilled across the projected northeast strike extent of the Midwest Deposit.

These holes are located within the current disposition S-107243. It is worth noting that these holes were drilled an average of only 25 m into basement.

The other eleven holes were drilled on the above-mentioned east-west striking conductor. Overall, the results were negative with the best radioactivity of 590 cps occurring in drill hole EN -14. Basement lithologies intersected were Archean granitoid, pegmatite, migmatite and rare pelitic gneiss. Evidence of structural disturbance and alteration was seen in the sandstone of holes EN -14, EN -15 and EN -16. Parker recommended re-logging of the drill core to determine if any structural features had been missed. Only EN -14 is collared within the Midwest NE property.

In 1983, Cameco's predecessor company SMDC became operator of the Dawn Lake Joint Venture. By 1995, the joint venture consisted of Cameco Corporation, COGEMA, PNC, and Kepco Canada Ltd. (Jiricka et al 1995). The Dawn Lake Joint Venture held the Esso North claim until it lapsed in 2003.

Exploration on the Esso North grid area was dormant until 1995 (Jiricka et al, 1995), when Cameco resurveyed the area with TEM and located both the east-west conductor and the weak northeast striking conductor. One hole EN -20 was drilled on the northeast conductor intersecting faulting and alteration in the sandstone but no significant radioactivity. The basement consisted of granite, pegmatite, minor pelitic and psammitic gneiss. Radioactivity of 379 cps occurred in the basement but the cause of the conductor was not found. Geochemically, EN -20 was found to contain an illitic sandstone structure and became more illitic with depth. Above background uranium and lead values occurred in the sandstone. No significant trace element enrichment was noted in the basement. Holes EN -18, EN -19 and EN -20 are located within S-107243.

In 1996, one hole EN -21 was drilled on the east-west conductor that is located off property to the west of Roughrider's claim. No conductive material was intersected and the basement lithology was granite. Anomalous lead values present were attributed to heavy minerals in the sandstone. The lower 40% of the sandstone column was bleached (Jiricka et al. 1996).

WORK PERFORMED BY HATHOR

In February, 2007, Kinetex Inc., a subsidiary of FirstGrowth Exploration Development & Services Corp. (FGC: TSX-V), completed the acquisition of field data for the Midwest Northeast Property for the first true 3D seismic survey ever performed in the Athabasca Basin of northern Saskatchewan. Using radio telemetry-based Input/Output, advanced VectorSeis(r) technology, more than 20 million high-frequency, "Digital 3-Component Full Wave" seismic traces were acquired from approximately 249 line kilometres of survey. This considerable seismic imaging effort exceeds most typical surveys performed over township-size (36 sq. mile or 9,324 hectare) projects in the oil and gas industry. The Midwest NE survey's intensity was designed to guide the future framework of multi-disciplinary exploration efforts, especially the selection of diamond drill targets.

Since 2003, through its wholly-owned subsidiary Roughrider Uranium Corp., Hathor has become the leader in the implementation of innovative, high-resolution seismic methods for uranium exploration in the Athabasca Basin. In addition to determining the depth and characteristics of the basin/basement unconformity, the principle objectives of its seismic surveys are to provide a definitive map of basement and basin structural features and to enhance correlation efforts of these fault zones with previously identified electromagnetic conductors, gravity and magnetic features. All of this information allows for the better definition of prospective structural targets for diamond drilling and this in turn enables significant cost savings and the acceleration of future drill programs. Kinetex started the delivery of the high-density Midwest NE field data set to the University of Saskatchewan Seismological Laboratory for analyses and interpretation in early January. Current field observations and the preliminary extraction of regional 2D profiles show promising results including strong imaging of the basement unconformity. These results will assist in determining the final vectors for diamond drilling.

To date no economically significant mineralization has been found on the Midwest NE property.

Eskay Creek Properties

The Eskay properties consist of five separate claim groupings, referred to as the BJ, Macgold, Pearly, Gracey, and Delta. Three of the claim groupings (Macgold, Pearly, and Gracey) are contiguous, and all are located in the Eskay Creek area of Northwestern British Columbia (within 7 to 35 kilometers from the producing gold-silver Eskay Creek Mine owned by

Homestake Canada Inc., a subsidiary of Barrick Gold Corporation). The total area of all five properties is just over 68,000 hectares, or approximately 168,000 acres.

Most of the exploration on the Eskay properties was conducted prior to the completion of major government, academic, and industry efforts to resolve the geological setting and genesis of the Eskay Creek deposit and the surrounding mineralization. With the advances in the understanding of the controls and dimensions of the Eskay Creek area mineralization, the Eskay properties represent under-explored targets with the potential for the discovery of gold-silver mineralization in rocks that form the lower part of the Eskay Creek area stratigraphy. The claims cover part of the Stikine terrain, a series of mid-Paleozoic to Mesozoic island arc successions which host a number of precious metal showings as well as the Eskay Creek Mine. The principal rock types mapped on the claims are Stuhini Group rocks of Upper Triassic age.

Very little exploration expenditures have been incurred on the Eskay properties by Hathor; however, it has been estimated (B. Ainsworth, P.Eng., December 24, 2002, and February 10, 2003) that over $825,000 (unadjusted for inflation) has been spent on the Eskay properties since 1980 (most of which was spent in the 1980's). The foregoing excludes substantial expenditures before 1980 on the Pearly, Delta, and BJ claim groups. Mr. Ainsworth recommended a two phase exploration program on each of the five claim groups in Technical Reports dated December 24, 2002 and February 10, 2003. The total Phase I budget for all of the Eskay properties is almost $600,000, while that for Phase II is more than $850,000.

The Eskay properties lie within a historically active mining and exploration area that extends from Stewart in the south to near Telegraph Creek in the north. Within this area, which has been referred to as the Stikine Arch, active mining goes back more than one hundred years. Due to the size of the region, it has historically been referred to by more specific names (i.e. Alice Arm, Kitsault, Anyox, Stewart, Sulphurets, Eskay Creek, Iskut River, and Galore Creek camps). The entire area has been considered as one large mineralized province with attendant sub-areas.

From 1935 to 1938, Premier Gold Mining Corporation optioned the Eskay Creek property and defined thirty mineralized showings, one of which became the 21 Zone. Exploration continued under numerous options, and in the 1980's Kerrisdale Resources drilled four holes near the 21 Zone, one of which intersected the stratiform mineralization of the 21A Zone. In 1988, drilling by Stikine Resources and Calpine Resources confirmed the presence of a major gold-silver rich massive sulfide body in the 21A Zone. The 21B Zone zone was drill defined in 1990, and production commenced in the fall of 1994. The property (referred to as the Eskay Creek Mine) is presently owned and operated by Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation.

GEOLOGY

The Eskay Creek region has experienced repetitive pulses of magmatism and sedimentation since the late Paleozoic, and is composed of complexly intermixed volcanic, sedimentary, and intrusive rocks that formed within and adjacent to several distinct volcanic arcs. Four major tectono-stratigraphic assemblages are present in the region (Anderson, 1989), as follows:

1. Upper Paleozoic metamorphosed limestone, clastic rocks, and volcanic rocks of the Stikine Assemblage;

2. Upper Triassic volcanic and sedimentary rocks of the Stuhini Group;

3. Lower and Middle Jurassic sub aerial and submarine volcanic and sedimentary rocks of the Hazelton Group; and

4. Middle and Upper Jurassic sedimentary overlap assemblages of the Bowser Lake Group.

Dominant structures in the area are major northerly-trending folds formed during Cretaceous, Cordillera-wide shortening (e.g., Rubin et al, 1990; Evenchick, 1991). These structures overprint and obscure evidence for older periods of deformation. The present distribution of rocks in the Eskay Creek area is influenced by at least three Mesozoic to Cenozoic deformation events.

DEPOSIT TYPES

Exploration of the Eskay properties should be designed to accommodate a wide range of deposit types, in several contrasting combinations of geological settings. The mineral tenures of the Eskay properties are extensive and span geological settings permissive for a wide range of base and precious metal deposit types. Volcanic stratigraphy, plutonism, alteration, and mineralization found on or nearby the Eskay properties indicate that the following deposit types should be considered in evaluating the exploration potential of the claims:

- Eskay Creek type stratabound massive sulfide-gold-silver;
- High- and low-sulfidation epithermal gold-silver;
- High sulfidation VMS;
- Volcanogenic massive sulfides, of Besshi or Cyprus type;
- Intrusion-related gold (copper) veins and stock works;
- Porphyry copper and copper-gold;
- Deposits with characteristics transitional between porphyry and epithermal;

Each of these deposit types is represented by producers, past producers or advanced properties within the Stewart-Iskut region. Geological classifications are uncertain for many of the deposits, due to a lack of complete information on the age and geological relationships found at each site. However, in general, all of the deposits can be considered intrusion/volcanic related.

ESKAY EXPLORATION PROPERTIES

OVERVIEW

The following sections provide brief summaries of the five claim groups that make up the Eskay properties.

PEARLY MINERAL PROJECT

The Pearly property consists of 663 units (38 claims), covering 16,575 hectares, and is located about 20 kilometers south of the high grade Eskay Creek gold-silver mine. Several mineralized zones were located on or adjacent to the Pearly claims by earlier workers. These include the Max iron-copper-gold skarn, just south of the confluence of the Unuk and South Unuk Rivers, and the Fewright gold showing on the west side of the Unuk River. Following a 5,461 meter drill programme on the Max property, Granduc Mines Ltd. reported (1962) an estimate (not a reserve or resource under the classification required by NI 43-101) of more than 11 million tonnes averaging 45% iron. The Regional Geochemical Survey (RGS) coverage of the area shows a number of unexplained anomalous gold values along the Boulder Creek valley and on the east side of the Unuk River. Since exploration work was completed on the property more than ten years ago, the glacier ice in the area has receded considerably, and there are large new areas of outcrop accessible for prospecting and mapping. The total value of the work carried out on the Pearly Group of claims since 1980 (excluding about $350,000 on the Max deposit) was estimated (Mr. Ainsworth) to be more than $75,000. Mr. Ainsworth has recommended a two-phase exploration program, with budgets of $143,000 for Phase I and $169,000 for Phase II.

MACGOLD MINERAL PROJECT

The Macgold property consists of 711 units (43 claims), covering 17,775 hectares, and is located about 15 kilometers west of the Eskay Creek Mine. Several mineralized zones were located on or adjacent to the Macgold claims by earlier workers. These include the Macgold polymetallic vein showings and the Josh copper-gold skarn showings. The Regional Geochemical Survey coverage of the area shows a number of unexplained anomalous gold values along the King Creek valley and on the south side of the Iskut River. The localized nature of much of the earlier work carried out leaves open a good possibility for further success in exploration. This is particularly true in areas where stream and soil geochemical anomalies are unexplained. Since exploration work was completed on the property more than ten years ago, the glacier ice in the area has receded considerably, and there are large new areas of outcrop accessible for prospecting and mapping. The total value of the work carried out on the Macgold claims since 1980 was estimated (Mr. Ainsworth) to be more than $150,000. Mr. Ainsworth has recommended a two-phase exploration program, with budgets of $143,000 for Phase I and $169,000 for Phase II.

DELTA MINERAL PROJECT

The Delta property consists of 164 units (12 claims), covering 4,100 hectares, and is located about 35 kilometers south of the Eskay Creek Mine. High grade gold-silver quartz-carbonate veins were located on the Delta claims by earlier workers. The first record of assessment work indicates that the area of the Delta claims was held by Teuton Resources Corp.

("Teuton"). Work by Teuton in the period 1983 to 1991 included prospecting, trenching and diamond drilling. This work resulted in the location of epithermal precious and base metal veining. With the advances in the understanding of the controls and dimensions of the Eskay Creek area mineralization, the claims represent an under-explored target with the potential for the location of gold-silver mineralization in rocks that form the lower part of the Eskay Creek stratigraphy. The estimated (by Mr. Ainsworth) value of the work carried out during the 1983 to 1991 period was approximately $100,000. Mr. Ainsworth has recommended a two-phase exploration program, with budgets of $43,000 for Phase I and $183,000 for Phase II.

BJ MINERAL PROJECT

The BJ property consists of 479 units (37 claims), covering 11,975 hectares, and is located about seven kilometers southeast of the Eskay Creek Mine. Several mineralized zones were located on and adjacent to the BJ claims by earlier workers, and some stream and soil geochemical anomalies are unexplained. Since the work was completed on the property more than ten years ago, the glacier ice in the area has receded considerably and there are large new surfaces of outcrop accessible for prospecting and mapping. With the advances in the understanding of the controls and dimensions of the Eskay Creek type mineralization, the BJ claims represent an under-explored target with the potential for the location of gold-silver mineralization in rocks that form the lower part of the Eskay Creek area stratigraphy. The total value of the work carried out on the BJ claims since 1986 has been estimated (Mr. B. Ainsworth) to be more than $350,000. Mr. Ainsworth has recommended a two-phase exploration program, with budgets of $112,000 for Phase I and $169,000 for Phase II.

GRACEY MINERAL PROJECT

The Gracey property consists of 706 units (40 claims), covering 17,650 hectares, and is located about 25 kilometers south of the Eskay Creek Mine. Several mineralized zones were located on and adjacent to the Gracey claims by earlier workers. Stream and float sampling carried out during the site visit (September 2002) by Mr. Ainsworth confirmed some anomalous gold, silver, and molybdenum values. The Regional Geochemical Survey coverage of the area shows a number of unexplained anomalous gold values along the Gracey Creek valley and in the upper reaches of the South Unuk River. With the advances in the understanding of the controls and dimensions of the Eskay Creek type mineralization, the claims represent an under-explored target with the potential for the location of gold-silver mineralization in rocks that form the lower part of the Eskay Creek stratigraphy. The total value of the work carried out on the Gracey claims since 1980 (excluding the work carried out on the Doc Group) was estimated by Mr. Ainsworth to be more than $150,000. Mr. Ainsworth has recommended a two-phase exploration program, with budgets of $143,000 for Phase I and $169,000 for Phase II.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The summary of financial data presented below for the financial years ended March 31, 2007, 2006 and 2005 is derived from and should be read in conjunction with Hathor's audited financial statements for those financial years then ended, the related notes to those statements, and the report of the auditor on the statements. The summary financial data for the six-month period ended September 30, 2007 is derived from and should be read in conjunction with Hathor's unaudited consolidated financial statements for the periods then ended, and the related notes.

Annual Information

The following is a summary of certain financial information concerning Hathor for each of the last three most recently completed financial years and for the latest six month period ending September 30, 2007:

	Year Ended March 31			Six months Ended
	2007 (audited)	2006 (audited)	2005 (audited)	September 30, 2007 (unaudited)
Other income (expenses)	**$299,737**	**$539,249**	**$10,481**	**$466,019**
Income (loss) for the period	**($2,365,485)**	**$163,028**	**($417,070)**	**($683,208)**
Income (loss) per share - basic and diluted...	**($0.05)**	**$0.01**	**($0.03)**	**($0.01)**
Total assets	**$38,561,695**	**$2,839,450**	**$1,434,752**	**$58,624,435**
Total liabilities................................	**$7,818,035**	**$53,498**	**$478,809**	**$7,218,073**

Quarterly Information

The following is a summary of certain financial information concerning Hathor for the last eight reported quarters.

Quarter ended	Other income (expenses)	Loss (Income)	Loss (income) per share - basic and diluted
September 30, 2007	**$263,696**	**$490,826**	**$0.01**
June 30, 2007	**$202,323**	**$192,382**	**$0.00**
March 31, 2007	**$64,100**	**$56,540**	**$0.00**
December 31, 2006	**$73,216**	**$1,881,914**	**$0.04**
September 30, 2006	**($38,356)**	**$381,256**	**$0.01**
June 30, 2006	**$125,777**	**$45,775**	**$0.00**
March 31, 2006	**($85,615)**	**$185,850**	**$0.01**
December 31, 2005	**$2,122**	**($523,798)**	**($0.03)**

Management's Discussion and Analysis

The information set forth below is derived from, and should be read in conjunction with Hathor's audited consolidated financial statements and the related notes for the financial years ended March 31, 2007, 2006 and 2005 and the unaudited consolidated financial statements and related notes for the six-month periods ended September 30, 2007 and 2006, attached as Schedule "D" to this Circular. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are outlined in Note 2 to the audited financial statements for the year ended March 31, 2007. These accounting policies have been applied consistently for the financial years ended March 31, 2007, 2006 and 2005 and the six-month periods ended September 30, 2007 and 2006.

Financial Year Ended March 31, 2007 (fiscal 2007) Compared to Financial Year Ended March 31, 2006 (fiscal 2006)

Overall Performance & Selected Information

Hathor's loss for the year ended March 31, 2007 ("fiscal 2007") was $2,365,485 (2006 – income of $163,028). Sharply increased costs paralleled an increase in company activity in fiscal 2007. These increased costs, driven largely by stock-based compensation of $1,663,499 (2006 - $84,231), resulted in a loss for fiscal 2007.

Capitalized mineral property costs totaled $32,641,935 at the end of fiscal 2007 (2006 - $822,813). This significant increase in costs is primarily a result of shares issued to acquire mineral properties. The acquisition of Roughrider Uranium Corp. ("Roughrider") was achieved through the issuance of 15.4 million shares and 3.8 million warrants. In addition, 3.5 million shares were issued for the Uranium project in the Northwest Territories. $6.5 million (2006 – 78,892) in exploration was also completed during the year, including $1,631,632 in stock-based compensation costs.

General and administrative expenses for the year ended March 31, 2007 totaled $2,665,222 (2006 - $376,221) and include $1,663,499 (2006 - $84,231) of stock-based compensation expense.

Hathor raised $9,541,456 in cash through the issuance of share capital during fiscal 2007 (2006 - $1,531,250). Cash used in operations was $942,515 (2006 – $95,776) and cash used in investing activities was $5,029,467 (2006 - $277,368).

Results of Operations

In fiscal 2007, Hathor incurred a loss of $2,365,485, or a loss per common share of $0.05, compared to income of $163,208, or $0.01 per common share in fiscal 2006. A significant increase in stock based compensation expense was the primary cause of this change, accompanied by the lack of any forgiveness of oil and gas liability in fiscal 2007. Hathor is no longer exploring oil and gas properties, but was able to eliminate an oil and gas liability in 2006 by returning the property to the optionors.

Total operating expenses, before forgiveness of oil and gas liability, recovery of mineral property costs, gain on sale of investments, foreign exchange loss, interest and investment income, and write-down of portfolio investments, totaled $2,665,222 in fiscal 2007, compared to $376,221 in fiscal 2006.

Stock-based compensation was the primary driver of this increase in operating expenses, due to numerous grants vesting in fiscal 2007. Stock-based compensation expense totaled $1,663,499 in fiscal 2007, up significantly from $84,231 in fiscal 2006. Stock-based compensation in fiscal 2006 related to the partial vesting of options granted in earlier periods, and the partial vesting of a grant issued near the end of the period.

Audit, accounting and legal fees have increased substantially from $67,187 in fiscal 2006 to $333,659 in fiscal 2007. Legal fees have been primarily responsible for this increase, as a great deal of extra legal work was required in relation to the acquisitions of Roughrider and additional Uranium properties.

Management fees increased from $65,000 in fiscal 2006 to $157,500 in fiscal 2007, reflecting the increased compensation being paid to the management companies involved with Hathor.

Shareholder and investor relations costs have increased from $58,912 in fiscal 2006 to $154,529 in fiscal 2007. In fiscal 2007, Hathor increased its activities in promoting its current projects, and in obtaining funding for those projects. This allowed Hathor to raise $9.5 million in cash in private placements in fiscal 2007 (fiscal 2006 – $1.5 million).

Administrative services and office and miscellaneous costs have increased due to the higher activity level of Hathor.

Listing and filing fees have increased from $9,325 in fiscal 2006 to $102,648 in fiscal 2007. This large increase is a result of the increased filing activity required by the Roughrider acquisition and private placements in fiscal 2007, coupled with increased regulation of public companies and higher regulatory fees. Similarly, transfer agent fees have also increased substantially from $7,542 in fiscal 2006 to $24,188 in fiscal 2007.

Technical and professional fees have increased from $6,667 in fiscal 2006 to $25,730 in fiscal 2007, paralleling the Company's growth in size and activity.

Travel and promotion has increased from $nil in fiscal 2006 to $96,714 in fiscal 2007. Hathor has found it necessary, in fiscal 2007, for key executives to travel in order to help promote the Company and to support private placement financings.

In fiscal 2006, Hathor returned certain oil and gas properties in return for forgiveness of debt. There was no comparable transaction in fiscal 2007 resulting in a nil balance for this line item in the current period.

In fiscal 2007, the cost recovery on the Poplar property amounted to $75,000, down from fiscal 2006's recovery of $119,330. The difference in these amounts relates to the terms of the option agreement with Aumega Discoveries, which stipulated higher payments in fiscal 2006 than in fiscal 2007. In addition, a cost recovery of $52,888 was recorded in 2006 relating to the option granted to ESO Uranium Corp. on the Cluff Lake property, part of the Athabasca claim group. This recovery represented the excess of proceeds received over costs incurred on the property. Some costs were recovered on this property in fiscal 2007 through the receipt by Hathor of 50,000 shares of ESO Uranium Corp.; however, this recovery was deducted from the costs incurred on the claim group and so did not appear on the income statement in fiscal 2007.

Interest and investment income has increased from $9,730 in fiscal 2006 to $119,924 in fiscal 2007 due to higher cash balances held throughout fiscal 2007.

The gain on sale of investments in fiscal 2007 resulted from the sale of certain marketable securities that were received as mineral property option payments, pursuant to property agreements. There was no comparable sale of investments in fiscal 2006.

Liquidity and Capital Resources

Working capital at March 31, 2007 amounted to $4,992,784, while cash used in operations and investing activities for the year ended March 31, 2007 was $5,971,982. Additional funds have also been received in the six months ended September 30, 2007 since year-end through the exercise of options and warrants, and the completion of a private placement. Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by Hathor.

Hathor has certain agreements in place governing the timing and amount of mineral property option payments. Since these option payments are made entirely at the discretion of the optionee, Hathor does not regard property option payments due by Hathor as commitments or capital obligations.

In the first 6-months subsequent to March 31, 2007, Hathor raised $20,854,456 in cash through the issuance of share capital and share subscriptions.

Off-Balance Sheet Arrangements

Hathor does not utilize off-balance sheet arrangements.

Transactions with Related Parties

Working capital at March 31, 2007 amounted to $4,992,784, while cash used in operations and investing activities for the year ended March 31, 2007 was $5,971,982. Additional funds have also been received since year-end through the exercise of options and warrants, and the completion of a private placement. Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by Hathor.

Hathor has certain agreements in place governing the timing and amount of mineral property option payments. Since these option payments are made entirely at the discretion of the optionee, Hathor does not regard property option payments due by Hathor as commitments or capital obligations.

In the first 6-months subsequent to March 31, 2007, Hathor raised $20,854,456 in cash through the issuance of share capital and share subscriptions.

Six-Month Period Ended September 30, 2007 ("interim 2008") Compared to the Six-Month Period Ended September 30, 2006 ("interim 2007")

Overall Performance & Selected Information

Hathor has significantly more cash on hand with cash and short-term investments totaling $21,178,088 at September 30, 2007 as compared to $5,350,719 at March 31, 2007. The Company raised net proceeds of $20,854,456 in cash through the issuance of share capital and share subscriptions during the six-month period ended September 30, 2007 (2006 - $8,761,560). Cash used in operations for the current six-month period was $824,585 (2006 – $434,190) and cash used in investing activities was $4,202,502 (2006 - $2,471,074).

Administrative expenses for the six-month period ended September 30, 2007, amounted to $1,149,229 (2007 - $514,452) and include $521,272 (2006 - $99,090) of non-cash stock-based compensation charges.

Interest and investment income increased significantly in the six-month period ended September 30, 2007 to $404,467 compared to $25,765 in the prior year comparative period. This increase is due to the significant increase in cash and short-term investments.

Results of Operations

In interim 2008, Hathor incurred a loss of $683,208, or loss per common share of $0.01, compared to a loss of $427,031, or a loss of $0.01 per common share, in interim 2007. Hathor's comprehensive loss in interim 2008 was $761,387, which included the decrease in value of marketable securities during the current period held by Hathor.

Total administrative expenses, before gain on sale of investments, write-down of investments, interest and investment income and administration income totaled $1,149,229 in interim 2008, compared to $514,452 in interim 2007.

Audit, accounting and legal fees have increased from $171,098 in interim 2007 to $206,101 in interim 2008. These increases in services and costs are consistent with increases in the size of the Company.

Salaries, consulting and management fees have increased from $94,200 in interim 2007 to $151,589 in interim 2008 due to an increase in the number of full-time employees.

Office and miscellaneous has increased from $13,651 in interim 2007 to $52,092 in interim 2008 due to an increase in operating costs consistent with the growth in operating and managing activities following the Roughrider acquisition.

Shareholder communications costs have increased from $48,665 in interim 2007 to $107,008 in interim 2008 due to the engagement of an investor relations consultant as well as general increases consistent with the growth of the Company.

Stock-based compensation has increased from $99,090 in interim 2007 to $521,272 in interim 2008. The majority of the charge in the current period relates to the non-cash charge calculated on the 400,000 options issued during the period.

Travel and accommodation increased from $2,909 in interim 2007 to $23,324 in interim 2008 due largely to Company presentations at trade shows in the current period.

Transfer agent and regulatory filing fees decreased from $68,175 in interim 2007 to $55,926 in interim 2008. The prior year period had increased activity from the Roughrider acquisition and private placements compared to interim 2008.

The gain on sale of investments in interim 2007 resulted from the sale of certain marketable securities that were acquired previously as consideration when options were granted on mineral properties. There was no comparable sale of investments in interim 2008.

The write-down of investments in interim 2007 of $37,918 was due to the expected permanent decline in market value of certain marketable securities. In interim 2008, the Company adopted new accounting policies as required by the Canadian Institute of Chartered Accountants resulting in any changes in the market value of marketable securities to be included in Other Comprehensive Income. In the current period this decrease was $78,179.

Interest income has increased from $25,765 in interim 2007 to $404,467 in interim 2008 due to the significant increase in cash and short-term investment holdings from equity financings.

The Company earned $61,552 of administration income in interim 2008 representing administration fees earned from a joint venture. No such fees were earned in the prior year.

Liquidity and Capital Resources

Hathor is well funded and has historically been successful in issuing common shares for cash, through private placements and the exercise of warrants and options. Working capital at September 30, 2007 amounted to $22,632,308 while cash used in operating and investing activities for the six months ended September 30, 2007 was $5,027,087. Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by Hathor.

Off-Balance Sheet Arrangements

Hathor does not utilize off-balance sheet arrangements.

Transactions with Related Parties

Hathor is well funded and has historically been successful in issuing common shares for cash, through private placements and the exercise of warrants and options. Working capital at September 30, 2007 amounted to $22,632,308 while cash used in operating and investing activities for the six months ended September 30, 2007 was $5,027,087. Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by Hathor.

Subsequent Events

In October, 2007, the Company entered into an office premises lease in Saskatoon for a period of five years commencing November 1, 2007. The premises lease commits the Company to a net annual rental expense in the year ended March 31, 2008 of $21,196 and in each of the years ended March 31, 2009 through 2012 of $36,336, and $15,140 thereafter. The Company may terminate the lease with no penalty at any time following the third year of the lease term.

Changes in Accounting Policies including Initial Adoption

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended March 31, 2007, and have been consistently followed in the current year except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing April 1, 2007: (a) Section 3855 – Financial Instruments – Recognition and Measurement; and (b) Section 1530 – Comprehensive Income. A detailed description of these new policies is included in Note 2 to the unaudited consolidated financial statements and related notes for the six-month periods ended September 30, 2007 and 2006, attached as Schedule "D" to this Circular.

Financial Instruments and Other Instruments

Hathor's financial instruments consist of cash and cash equivalents, receivables, marketable securities and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that Hathor is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximate their carrying value, unless otherwise noted.

5. DESCRIPTION OF SECURITIES

Hathor is authorized to issue an unlimited number of common shares without par value. As at the date of this Circular, 68,139,278 common shares are issued and outstanding as fully paid and non-assessable, 5,388,500 common shares are reserved for issuance under the options granted to Hathor's directors and officers, and 10,293,145 common shares are reserved for issuance under common share purchase warrants. The holders of Hathor's common shares are entitled to dividends, if, as and when declared by Hathor's Board of Directors, to receive notice of and to vote their shares, on the basis of one vote per share at meetings of Hathor's shareholders and upon the liquidation, winding up or dissolution of Hathor to share equally in any distribution of Hathor's assets to holders of the common shares.

6. CAPITALIZATION

The following table sets out Hathor's capitalization as at the dates indicated.

	Outstanding as at	
	September 30, 2007	**Date of Circular**
Common Shares (authorized – unlimited)	68,126,778	68,139,278
Long-term Debt	N/A	N/A

7. OPTIONS TO PURCHASE SECURITIES

Outstanding Options

Hathor has granted options to purchase common shares to certain people under the Stock Option Plan described below. The following table sets out the number of options granted, exercise price, date of grant and expiry date.

Name of Optionee	Relationship to the Company at Time of Grant	Date of Grant	No. of Shares	Exercise Price per Share	Expiry Date
Robert Mason	Officer	Nov. 6, 2006	200,000	$1.20	Nov. 6, 2011
Matthew J. Mason	Director	Dec. 17, 2003 Mar. 15, 2006	643,500 550,000	$0.50 $0.50	Dec. 17, 2008 Mar. 14, 2011
Edward Marlow	Employee Employee	Feb, 14, 2005 Dec. 7, 2006	125,000 75,000	$0.30 $1.72	Feb. 14, 2010 Dec. 7, 2011
Stephen Stanley	Officer	Mar. 15, 2006	650,000	$0.50	March 14, 2011
Dale Wallster	Employee	Mar. 15, 2006	550,000	$0.50	Mar. 14, 2011
Benjamin Ainsworth	Director	July 28, 2006	200,000	$0.58	July 28, 2011
Tony Nunziata	IR Consultant	Oct. 27, 2006	200,000	$1.05	Oct. 27, 2011
Keith Schaefer	Consultant	Oct. 27, 2006	50,000	$1.05	Oct. 27, 2011
Kin Communications	Consultant	Oct. 27, 2006	50,000	$1.05	Oct. 27, 2011
Natasha Dutra	Consultant	Oct. 27, 2006	50,000	$1.05	Oct. 27, 2011
Peter Miles	Consultant	Nov. 6, 2006	300,000	$1.20	Nov. 6, 2011
John Currie	Director	Nov. 6, 2006	200,000	$1.20	Nov. 6, 2011
Graham Scott	Officer	Dec.7, 2006	75,000	$1.72	Dec. 7, 2011
Tina Whyte	Consultant	Dec. 7, 2006	20,000	$1.72	Dec. 7, 2011
Abdul R. Allibhai	Consultant	Dec. 7, 2006	50,000	$1.72	Dec. 7, 2011
Dr. Irvine R. Annesley	Consultant	March 19, 2007	225,000	$1.70	March 19, 2012
Dr. Alistair J. McCready	Consultant	March 19, 2007	225,000	$1.70	March 19, 2012
Tom Elash	Consultant	March 19, 2007	225,000	$1.70	March 19, 2012
Phil Robertshaw	Consultant	March 19, 2007	125,000	$1.70	March 19, 2012
Dr. Bhaskar Pandit	Consultant	March 19, 2007	50,000	$1.70	March 19, 2012
Brian Reilkoff	Consultant	March 19, 2007	50,000	$1.70	March 19, 2012
Dr. Zoltan Hajnal	Consultant	March 19, 2007	50,000	$1.70	March 19, 2012
Erno Takacs	Consultant	March 19, 2007	50,000	$1.70	March 19, 2012
Martin Glynn	Advisory Board Member	July 3, 2007	200,000	$1.33	July 3, 2012
Andriyko Herchak	Employee	July 3, 2007	200,000	$1.33	July 3, 2012
Total			**5,388,500**		

Stock Option Plan

Hathor has one equity compensation plan in place, its 2007 Stock Option Plan (the "2007 Plan"), which was approved by the shareholders of Hathor at its Annual General Meeting held on September 27, 2007. The 2007 Plan was established to provide incentive to qualified persons to increase their proprietary interest in, and encourage their continuing association with, Hathor.

The following is a brief description of the 2007 Plan:

(a) *Number of Shares Reserved.* The number of common shares reserved for issuance under the 2007 Plan is10% of the number of common shares outstanding at any given time.

(b) *Administration.* The 2007 Plan is to be administered by Hathor's Board of Directors or by a committee that the Board of Directors has delegated its authority to from time to time.

(c) *Eligible Persons.* The 2007 Plan provides that stock options may be issued only to directors, senior officers, employees, full-time dependent contractors and consultants and part-time dependent contractors of Hathor or of any of its affiliates or subsidiaries, to employees of consultant companies providing management or administrative services to Hathor, and to consultant companies themselves. These persons and entities are referred to as "Eligible Persons".

(d) *Board Discretion.* The 2007 Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable and other terms and conditions relating to such options will be determined by Hathor's Board of Directors or any committee that the Board of Directors has delegated its authority to from time to time.

(e) *Maximum Term of Options.* Options granted under the 2007 Plan will be for a term not exceeding five years from the date of grant for so long as Hathor is a Tier 2 Issuer, and for a term of not exceeding ten years if Hathor becomes a Tier 1 Issuer.

(f) *Maximum Options per Person.* The number of shares reserved for issuance to any one option holder under options granted under the 2007 Plan during any twelve month period may not exceed 5% (or, in the case of a consultant, 2%) of the outstanding common shares at the time of grant. The number of shares reserved for issuance to consultants and employees who are engaged in investor relations activities is limited to a total of 2% of the outstanding common shares at the time of grant.

(g) *No Assignment.* The options may not be assigned or transferred.

(h) *Termination Prior to Expiry.* Generally, options must expire and terminate on a date stipulated by the Board at the time of grant and, in any event, must terminate not later than 30 days following the date on which the option holder ceases to be an Eligible Person, or immediately if the option holder was conducting investor relations activities. If an option holder dies, the options of the deceased option holder will be exercisable by his or her estate for a period not exceeding 12 months or the balance of the term of the options, whichever is shorter.

(i) *Exercise Price.* Options granted under the terms of the 2007 Plan will be exercisable at a price which is not less than the Discounted Market Price, as that term was defined in the TSXV policy manual as of the date the 2007 Plan was adopted, subject to a minimum exercise price of $0.10 per share or such other minimum price as is permitted by the Exchange in accordance with its policies from time to time.

(j) *Full Payment for Shares.* Hathor will not issue shares under options granted under the 2007 Plan unless and until the shares have been fully paid for. Hathor will not provide financial assistance to option holders to assist them in exercising their options.

(k) *Reduction of Exercise Price.* The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval.

(l) *Termination of Plan.* The 2007 Plan will terminate when all of the options have been granted or when Hathor otherwise terminates the 2007 Plan. Any options outstanding when the 2007 Plan is terminated will remain in effect until they are exercised or they expire.

8. PRIOR SALES OF SECURITIES

The following table summarizes Hathor's sales of its common shares within the 12 months before the date of this Circular:

Date	Number of Common Shares	Issue Price per Share	Reason for Issuance or Transfer
November 1, 2006	375,000	$0.44	property issuance
November 9, 2006	2,500,000	$0.19	property issuance
November 9, 2006	1,000,000	$1.39	property issuance
November 29, 2006	87,500	$.55	exercise of warrants
December 1, 2006	25,000	$0.30	property issuance
December 4,2006	20,000	$0.55	exercise of warrants

Date	Number of Common Shares	Issue Price per Share	Reason for Issuance or Transfer
December 6, 2006	78,125	$0.55	exercise of warrants
December 12, 2006	62,500	$0.55	exercise of warrants
December 14, 2006	28,750	$0.55	exercise of warrants
January 3, 2007	191,875	$0.55	exercise of warrants
January 4,2007	18,750	$0.55	exercise of warrants
January 5, 2007	41,667	$0.55	exercise of warrants
January 10, 2007	31,250	$0.55	exercise of warrants
January 15, 2007	12,500	$0.55	exercise of warrants
January 18, 2007	31,250	$0.55	exercise of warrants
January 29, 2007	25,000	$0.55	exercise of warrants
February 16, 2007	150,000	$0.50	exercise of stock options
February 23, 2007	23,333	$0.55	exercise of warrants
February 26, 2007	18,750	$0.55	exercise of warrants
March 2,2007	14,750	$0.55	exercise of warrants
March 5, 2007	10,000	$1.25	exercise of warrants
March 5, 2007	32,333	$0.55	exercise of warrants
March 8, 2007	6,250	$0.55	exercise of warrants
March 9, 2007	37,500	$0.55	exercise of warrants
March 12, 2007	5,000	$0.55	exercise of warrants
March 14, 2007	15,000	$1.25	exercise of warrants
March 19, 2007	12,500	$0.55	exercise of warrants
March 20, 2007	25,000	$0.55	exercise of warrants
March 22, 2007	5,000	$0.55	exercise of warrants
March 23, 2007	122,500	$0.55	exercise of warrants
April 16, 2007	35,000	$0.55	exercise of warrants
April 19, 2007	25,000	$0.55	exercise of warrants
April 20, 2007	4,011,000	$1.90	private placement
April 20, 2007	9,036,750	$1.60	private placement
April 26, 2007	12,500	$0.55	exercise of warrants
May 1, 2007	12,500	$0.55	exercise of warrants
May 3, 2007	50,000	$0.55	exercise of warrants
May 22, 2007	6,250	$0.55	exercise of warrants
May 31, 2007	12,500	$0.55	exercise of warrants
July 19, 2007	133,750	$0.55	exercise of warrants
August 2, 2007	150,000	$0.55	exercise of warrants
August 3, 2007	18,000	$1.25	exercise of warrants
November 5, 2007	12,500	$0.55	exercise of warrants

The following table sets out the monthly high and low closing prices and the volume of the trading of Hathor's common shares since January 1, 2006.

Period	High	Low	Volume
November 1 to [8], 2007	[$0.88]	[$0.80]	[1,046,034]
October 1 – 31, 2007	$1.01	$0.80	3,361,362
September 1 – 30, 2007	$1.07	$0.63	4,911,399
August 1 – 31, 2007	$1.35	$0.69	6,821,518
July 1 – 31, 2007	$1.64	$1.27	2,752,527
April 1 – June 30, 2007	$1.89	$1.15	14,289,946
Jan. 1 – March 31, 2007	$2.17	$1.53	17,473,776
October 1– Dec. 31, 2006	$1.97	$0.79	14,465,976
July 1 – Sept. 30, 2006	$1.25	$0.70	8,021,856

Apr. 1 – June 30, 2006	$1.40	$0.75	9,867,770
Jan. 1 – March 31, 2006	$1.43	$0.28	26,476,506

9. ESCROWED SECURITIES

Hathor has 337,500 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities. The balance of escrow shares will be released in accordance with the time-release provisions set out in the policies of the TSX Venture Exchange..

10. PRINCIPAL SHAREHOLDERS

To the knowledge of Hathor's directors and senior officers, at the date of this Circular, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of Hathor's outstanding common shares.

11. DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and municipalities of residence of Hathor's directors and executive officers, positions held by them with Hathor, their principal occupations for the past five years and their shareholdings, if any, in Hathor are as follows:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years[(2)]	Term of service as a director of the Company and Proposed Expiry Date[(1)] and First and Last Position in the Company[(7)]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[(3)]
Stephen Stanley[(4)] British Columbia, Canada	President Cromwell Holdings Ltd. Oct., 2000 to date; previously, Director of Aumega Discoveries, Oct., 1999 to Feb., 2006; Director of Bayou Bend Petroleum Ltd., June, 2006 to March, 2007; and President Worldwide Silver & Gold May, 2003 to Nov., 2004	Director, President and Chief Executive Officer, Feb. 2, 2006 to date	1,100,000[(5)]
Matthew J. Mason British Columbia, Canada	Businessman; previously director and officer, Bayou Bend Petroleum Ltd., Jan. 2001 to March, 2007	Director, Aug. 17, 2000 to date; President and Chief Executive Officer, Aug. 2000 to Feb. 2, 2006	3,136,131[(6)]
Benjamin Ainsworth British Columbia, Canada	Geologist and Registered Professional Engineer; Principal of Ainsworth-Jenkins Holdings Inc.	Director, May 31, 2006 to date	Nil
John Currie[(4)] British Columbia, Canada	Chief Financial Officer of Lululemon Athletica Inc.; previously Chief Financial Officer of Intrawest Corporation; until Nov. 2006, previously Senior Vice-President of Financing and Taxation for Intrawest Corporation since 1989.	Director, November 6, 2006 to date	Nil

Martin Glynn[(4)] St. Andrews, United Kingdom	Director and audit committee member of Husky Energy Inc, 2000-present; previously Chief Executive Officer of HSBC Bank USA, 2003-2006; previously Chief Executive Officer of HSBC Bank Canada,1999-2003; previously Group General Manager of HSBC Holdings plc, 2001-2006.	Director, September 27, 2007 to date	Nil

(1) The term of office of the directors will expire at the Company's Annual General Meeting in 2008.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the directors.

(4) Member of Audit Committee.

(5) 115,000 of these shares are registered in the name of Cromwell Holdings Ltd., a non-reporting company wholly owned by Stephen and Jennifer Stanley. 175,000 of these shares are registered in the name of Jennifer Stanley, which Stephen Stanley has control or direction of.

(6) 64,863 of these shares are registered in the name of 455702 B.C. Ltd. and 341,500 of these shares are registered in the name of Hermes Management Ltd., both non-reporting companies controlled by Matthew J. Mason.

(7) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof. The term of office of each director or proposed director will expire at the next Annual General Meeting.

Other Reporting Issuer Experience

The following table sets out the directors, officers and Promoter(s) of Hathor that are, or have been within the last five years, directors, officers or Promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

Name	Name & Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Stephen Stanley	Aumega Discoveries Ltd. (BC)	TSX-V	President & CEO	Oct/1999	Feb/2006
	Titan Uranium Inc. (BC)	TSX-V	Director	July/2004	Feb/2005
Matthew J. Mason	Kit Resources Ltd. (ON)	TSX-V	President	Jan/2001	Date
	Kit Resources Ltd. (ON)	TSX-V	CEO	Jan/2002	Feb 19/07
Judee Fayle	Kit Resources Ltd. (ON)	TSX-V	CFO & Secretary	Jan/2002	Feb 19/07
Ben Ainsworth	BHR Buffalo Head Resources Ltd. (BC)	NEX	Director	Nov/1995	Date
	Clearview Mineral Resources Corp.	VSE	Director	Oct/2000	Nov/2001
	Columbia Yukon Explorations Inc. (BC)	TSX-V	Director	Apr/1995	Date
	Consolidated Kaitone Holdings Ltd.	CDNX	Director	July/2001	June/2002
	Consolidated Venturex Holdings Ltd. (BC)	TSX-V	Director	Mar/1994	Date
	ESO Uranium Corporation (AB)	TSX-V	Director	June/2003	Date
	Aumega Discoveries Ltd. (BC)	TSX-V	Director	Mar/2003	Date
	Micro Minerals Resources Inc. (BC)	CDNX	Director	July/1994	Dec/2001
	ProAm Explorations Corporation (BC)	TSX-V	Director	Apr/1995	June/2002

	Sultan Minerals Inc. (BC) Waterfront Capital	TSX-V TSX-V	Director Director	May/1992 Feb/2005	Date Feb/2006
Martin Glynn	Husky Energy Inc. HSBC Bank Canada	TSX TSX	Director Director & CEO	2000 1999	Date 2006

Committees of the Board of Directors

Audit Committee

The Board of Directors has established an Audit Committee. The information below sets out the current and proposed members of Hathor's Audit Committee and summarizes the functions of the Audit Committee in accordance with its mandate. As at the date hereof, the Audit Committee is composed of Martin Glynn, John Currie and Stephen Stanley. Messrs Glynn and Currie are independent and all of the members of the Audit Committee are "financially literate".

Under the terms of Hathor's Audit Committee Charter, the Audit Committee reviews the financial reports and other financial information before Hathor releases the information. The Audit Committee must also be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from Hathor's financial statements, and periodically assess the adequacy of those procedures. The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor Hathor's financial reporting and internal control system and review Hathor's financial statements; engage Hathor's external auditors; and provide an open avenue of communication among Hathor's external auditors, financial and senior management and the Board of Directors.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, other Insider or Promoter of Hathor or a shareholder holding a sufficient number of securities of Hathor to materially affect the control of Hathor is, or within 10 years before the date of the Circular has been, a director, officer, other Insider or Promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days,

No director, officer, other Insider or Promoter of Hathor or a shareholder holding a sufficient number of securities of Hathor to materially affect the control of Hathor is, or within 10 years before the date of the Circular has been, a director, officer, other Insider or Promoter of any issuer that, while that person was acting in that capacity, was subject to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors or officers of Hathor has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, officer, other Insider or Promoter of Hathor, or a shareholder holding sufficient securities of Hathor to materially affect the control of Hathor, or a personal holding company of any such persons has, within the 10 years before the date of the prospectus, as applicable, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

To the knowledge of Hathor, and other than as disclosed in this Circular, there are no known existing or potential conflicts of interest among Hathor, its directors, officers, Promoters or other members of management as a result of their business interests except that certain of the directors, officers, Promoters and other members of management serve as directors, officers, Promoters and members of management of other reporting issuers. As a result, it is possible that a conflict may arise between their duties as a director, officer, Promoter or member of management of Hathor and their duties as a director, officer, Promoter or member of management of other issuers. Certain directors and officers of Hathor are, or may be, associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the Business Corporations Act (British Columbia) directors are required to act honestly and in good faith with a view to the best interests of Hathor. In addition, directors in a conflict of interest position are required to disclose certain conflicts to Hathor and to abstain from voting in connection with the matter. Any conflicts will be subject to the procedures and remedies as provided under the *Business Corporations Act* (British Columbia).

12. EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

13. EXECUTIVE COMPENSATION

During the fiscal year ended March 31, 2007, the Company had one Named Executive Officer (for the purposes of applicable securities legislation), namely Stephen Stanley, President and Chief Executive Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officer.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	**Year[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options/ SARs granted (#)**	**Shares or Units subject to Resale Restrictions ($)**	**LTIP pay-outs ($)**	**All Other Compen-sation ($)**
Matthew J. Mason, President and CEO[2]	2007 2006 2005	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 550,000 Nil	N/A Nil Nil	N/A Nil Nil	N/A $80,272[4] $75,127[4]
Stephen Stanley, President and CEO[3]	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil 650,000	Nil Nil	Nil Nil	$82,500 $5,000

Notes: 1 April 1 to March 31.
2 Resigned as President and CEO on February 2, 2006.
3 Appointed President and CEO on February 2, 2006
4 See "Termination of Employment, Change in Responsibilities and Employment Contracts".

14. OPTIONS AND SARS

There were no incentive stock options granted to the Named Executive Officer during the most recently completed financial year (April 1, 2006 to March 31, 2007).

The following table sets forth details of incentive stock options exercised by the Named Executive Officer during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)[2]	Unexercised Options/SARs at March 31, 2007 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money[1] Options/SARs at March 31, 2007 ($) Exercisable/Unexercisable
Matthew J. Mason	Nil	Nil	643,500/550,000	$868,725/$742,500
Stephen G. Stanley	Nil	Nil	Nil/650,000	$Nil/$877,500

1 "In-the-money" means the excess of the market value of the common shares of the Company on Friday, March 30, 2007 ($1.85) over the base price of the options.

2 "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

15. TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officer, save and except as disclosed under "Management Contracts".

16. MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company save except as set forth below:

By agreement dated July 1, 2006 between the Company and Cromwell Holdings Ltd. ("Cromwell"), Cromwell agreed to provide, directly through Cromwell, the services of Stephen Stanley as President and Chief Executive Officer of the Company (the "Services") for five years commencing on July 1, 2006 and terminating on July 1, 2011, at a remuneration of $7,500 per month in Canadian funds exclusive of GST, for the term of the Agreement, payable monthly on the first day of each month. The aforesaid remuneration shall be increased annually by the annual percentage increase in the Consumer Price Index published by Statistics Canada for Vancouver. The remuneration paid to Cromwell hereunder may be increased during the term of the agreement by mutual consent in the event of a change in the circumstances of either Stephen Stanley or the Company. For example, such remuneration shall be increased in the event of an increase in the scope of the services provided and responsibilities borne by Stephen Stanley, Cromwell shall also be eligible for an annual cash bonus and share options, pursuant to policies established and approved by the Board of Directors of the Company.

Cromwell is a private company controlled by Stephen Stanley, the President of the Company and Jennifer Stanley, Stephen Stanley's wife.

For the financial year ended March 31, 2007, the Company paid or accrued an aggregate of $82,500 with respect to the Services. By agreement dated October 1, 2007, the Company agreed to change Mr. Stanley's status to that of an employee at a salary of $15,000 per month.

By agreement made as of July 1, 2006 between the Company and Hermes Management Limited ("Hermes"), Hermes agreed to provide directly to the Company or through companies affiliated with Hermes (the "Affiliates") or through consultants, professional, managerial and administrative services (the "Services") effective as of July 1, 2006 for a period of five years expiring July 1, 2011 at a remuneration of $7,500 per month in Canadian funds. The fee paid and payable by the Company for the services is as follows:

(a) for services performed by employees of Hermes and its Affiliates, 140% of the amount of all salaries and wages as customarily determined by Hermes in respect to those employees, and all travel and living expenses incurred by such employees while away from home or their customary places of employment in connection with the Services;

(b) for Services performed by employees of Hermes or its Affiliates who provide engineering, metallurgical, geological, environmental consulting, land acquisition and title services or other such Services of a professional nature, the amount equivalent to the fee or charge determined by Hermes, acting reasonably, to be the amount customarily charged by third parties acting at arm's length for similar services in respect of all such Services provided by any employee of Hermes or its Affiliates; and

(c) $7,500 per month as a management fee for performance of Services and is the exclusive compensation to Hermes in respect of any and all home office overhead, general and administrative or similar expenses incurred by or on behalf of Hermes or its Affiliates in connection with Services.

The amounts payable under paragraphs (a) and (b) are subject to renegotiation from time to time and the amount payable under paragraph (c) is subject to adjustment annually effective from January 1 in the preceding year in the same proportion as the amount of the change from January 1 in the preceding year in the Consumer Price Index for Canada, All Items, as published by Statistics Canada.

For the financial year ended March 31, 2007, the Company paid or accrued an aggregate of $89,504 with respect to the Services. By agreement dated October 1, 2007, the fee to be paid to Hermes was increased to $15,000 per month.

Hermes is a private company, controlled by Matthew J. Mason, a director of the Company.

17. COMPENSATION OF DIRECTORS

During the year ended March 31, 2007, no compensation was paid or is payable by the Company to the directors of the Company, other than the Chief Executive Officer (the "Other Directors"), or the Company's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

except as otherwise herein disclosed.

18. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of Hathor's directors or executive officers or associates of any of them, is or has been indebted to Hathor at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Circular.

19. RISK FACTORS

There are certain risks associated with the securities to be issued in connection with the Offer that investors should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing Hathor. Additional risks and uncertainties not presently known to Hathor or that Hathor currently considers immaterial may also impair its business and operations and cause the price of Hathor's common shares to decline. If any of the following risks actually occur, Hathor's operations may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of Hathor's common shares could decline, and holders of the common shares may lose all or part of their investment.

Exploration and Development:

Hathor's properties are in the exploration stage only and are all without a known body of commercial ore. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that Hathor's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of Hathor's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in exploration programs. Hathor's activities are dependent on the availability of drilling and related equipment in the area of the properties. Demand for limited equipment or access restrictions may affect the availability of the equipment to Hathor and may delay exploration and development. Hathor has limited experience in developing and operating mines and has relied on and may continue to rely on consultants and others for exploration and operating expertise. The economics of developing mineral properties is affected by many factors including the cost of operations, variation of the grade of ore mines and fluctuations in the price of any minerals produced. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Requirement of New Capital:

As an exploration company without revenues, Hathor typically needs more capital than it has available to it. In the past, Hathor has had to raise, by way of equity financing, funds to meet its capital needs. There is no assurance that sufficient funding will be available to Hathor for further exploration and development of its property interests. There can be no assurance that Hathor will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of new projects with the possible loss of the properties. Hathor will require new capital to continue to operate its business and to continue with exploration on its properties, and there is no assurance that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to Hathor's shareholders.

Licenses and Permits:

Hathor's operations require licenses and permits from various governmental authorities. There can be no assurance that Hathor will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to obtain such licenses and permits may adversely affect Hathor's business.

Environmental Regulations:

Hathor's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations. Failure to comply with such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of complying with changes in governmental regulations has a potential to reduce the profitability of operations.

Operating Hazards and Risks:

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Hathor has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although Hathor has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Hathor might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Hathor could incur significant costs that could have a material adverse effect upon its financial condition.

Fluctuating Prices:

Hathor's revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Hathor's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and so the economic viability of any of Hathor's exploration projects, cannot accurately be predicted.

Competition:

The resource industry is intensely competitive in all of its phases, and Hathor competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect Hathor's ability to acquire suitable properties for exploration in the future.

Title to Assets:

There is no guarantee that title to the properties in which Hathor has a material interest will be not challenged or impugned. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Northern Continental has not confirmed to Hathor whether it has exercised the option with Inmet to purchase Inmet's 60% interest in the Russell Lake Property.

No History of Profitable Operations:

Hathor has had no history of positive income from operations. Moreover, because Hathor is still in the exploratory phase it is expected that Hathor will generate net losses for the foreseeable future. There is no guarantee that Hathor will ever be able to generate a positive net income.

Economic and Regulatory Instability:

Hathor may be affected by possible economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in certain countries may adversely affect Hathor's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Management:

Hathor is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on it.

Dividends:

Hathor has not paid dividends in the past and does not anticipate paying dividends in the near future. Hathor expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Dilution:

Hathor's board of directors has the authority to issue further common shares without the prior consent or vote of the shareholders. Issuing additional shares may further dilute the proportionate equity interests and voting power of shareholders.

Conflicts of interest:

Some of Hathor's directors and officers are engaged and will continue to be involved with other exploration companies. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.

20. PROMOTERS

No person or company has acted as a promoter of Hathor within the two years immediately preceding the date of this Circular.

21. LEGAL PROCEEDINGS

There are no actual or pending legal proceedings to which Hathor is or is likely to be a party or of which any of its assets are likely to be subject.

22. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described herein and below, there are no other material interests, direct or indirect, of Hathor's directors and executive officers, any shareholder who beneficially owns more than 10% of Hathor's common shares, or any associate or affiliate of such persons in any other transactions within the last three years before the date of this Circular or in any other proposed transaction which has materially affected or could materially affect Hathor.

23. RELATIONSHIP BETWEEN COMPANY AND PROFESSIONAL PERSONS

Certain legal matters relating to this Offer will be passed upon by Vector Corporate Finance Lawyers, Vancouver, British Columbia. As of the date of this Circular, the principals of Vector Corporate Finance Lawyers hold 517,500 common shares, warrants to purchase 131,875 common shares and incentive stock options to purchase 75,000 common shares.

24. AUDITORS, REGISTRAR AND TRANSFER AGENT

Hathor's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700 – 250 Howe Street, Vancouver, BC, V6C 3R8.

Hathor's registrar and transfer agent for its common shares is Computershare Investor Services Inc. of 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.

25. INTERESTS OF EXPERTS

Each of Dr. Irvine R. Annesley, P.Geo. and Philip Robertshaw, P. Geo holds stock options in Hathor. See Section 7: Options to Purchase Securities. Neither expert held any stock options at the time of his preparation of technical reports for Hathor no had any expectation of receiving stock options.

26. MATERIAL CONTRACTS

In addition to the contracts set out elsewhere in this Circular, Hathor has entered into the following material contracts within the past two years:

- Agency Agreement dated April 20, 2007, between the Company and Salman Partners Inc. in connection with the offering for sale, on a private placement basis, by the Company of up to 8,750,000 Units (as defined below) and up to 3,200,000 Flow-Through Shares at a purchase price of Cdn.$1.60 per Unit and Cdn.$1.90 per Flow-Through Share. Each Unit comprised one Common Share and one-half of one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder thereof to purchase one Warrant Share (defined below) of the Company at a price of Cdn.$2.00 at any time 24 months from the Closing Date.

- Agency Agreement dated August 22, 2006, between the Company and J. F. Mackie & Company Ltd. in connection with the offering for sale, on a private placement basis, by the Company of up to 555,600 Units (as defined below) and up to 3,000,000 Flow-Through Shares at a purchase price of Cdn.$0.90 per Unit and Cdn.$1.00 per Flow-Through Share. Each Unit comprised one Common Share and one-half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder thereof to purchase one Warrant Share (defined below) of the Company at a price of Cdn.$1.25 at any time 12 months from the Closing Date.

27. OTHER MATERIAL FACTS

There are no other material facts relating to the securities proposed to be distributed in connection with the Offer that have not been disclosed elsewhere in this Circular.

SCHEDULE B – PRO-FORMA CONSOLIDATED FINANCIAL STATEMENT

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2007 (in Canadian dollars)

	As Reported				
	As at September 30, 2007	As at June 30, 2007	Pro Forma Adjustments	Note 2	Pro Forma Consolidated Hathor
	Hathor	Northern Continental			
Current Assets					
Cash and short-term investments	21,178,088	1,081,370	(670,000)	a	21,589,458
Portfolio investments	295,750	405,000	(502,500)	b	198,250
Accounts receivable	720,401	34,277	(480,547)	c	274,131
Due from related parties	-	75,068	-		75,068
Prepaid expenses and deposits	756,300	11,210	-		767,510
	22,950,539	1,606,925	(1,653,047)		22,904,417
Mineral Property Costs	35,641,940	1,123,972	18,523,479	c,d,e,i	55,289,391
Property and Equipment	31,956	-	-		31,956
	58,624,435	2,730,897	16,870,432		78,225,764
Liabilities					
Current Liabilities					
Accounts payable & accrued liabilities	132,097	402,047	-		534,144
Shareholder's loan	153,041	-	-		153,041
Due to related parties	33,093	25,873	-		58,966
	318,231	427,920	-		746,151
Future income tax liability	6,899,842	-	5,612,390	e	12,512,232
	7,218,073	427,920	5,612,390		13,258,383
Shareholders' Equity					
Share capital	47,642,068	12,780,170	471,596	a,b,d,f,g	60,893,834
Contributed surplus	10,060,599	1,479,224	(1,108,419)	f,i	10,431,404
Deficit	(6,266,488)	(11,956,417)	11,894,865	c,h	(6,328,040)
Accumulated other comprehensive loss	(29,817)	-	-		(29,817)
	51,406,362	2,302,977	11,258,042		64,967,381
	58,624,435	2,730,897	16,870,432		78,225,764

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS
For the year ended March 31, 2007 (in Canadian dollars)

	As Reported				
	For the year ended March 31, 2007	For the year ended June 30, 2007	Pro Forma Adjustments	Note 3	Pro Forma Consolidated Hathor
	Hathor	Northern Continental			
Administrative Expenses					
Administrative fees	57,113	-			57,113
Audit, accounting and legal	333,659	24,664			358,323
Salaries, consulting and management fees	183,230	169,784			353,014
Office and miscellaneous	31,613	24,809			56,422
Rent	18,029	11,291			29,320
Shareholder communications	154,529	28,369			182,898
Stock-based compensation	1,663,499	234,678			1,898,177
Transfer agent and regulatory filing	126,836	20,975			147,811
Travel and promotion	96,714	16,383			113,097
Loss before the following	2,665,222	530,953			3,196,175
Other (Income) Expenses					
Interest and investment income	(119,924)	(47,322)			(167,246)
Gain on sale of investments	(104,813)	(6,576)			(111,389)
Recovery of mineral property costs	(75,000)	-			(75,000)
Write down of investments	-	19,440			19,440
Write-off of resource properties	-	1,225			1,225
Loss for the Period	2,365,485	497,720			2,863,205
Loss Per Share - basic and diluted	(0.05)	(0.01)			(0.05)
Weighted average number of common shares outstanding	45,904,305	38,892,625	(23,296,868)	a	61,500,062

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts expressed in Canadian dollars, except where indicated)

Note 1 — Basis of presentation

These unaudited pro forma consolidated financial statements have been prepared by management of Hathor Exploration Limited ("Hathor") in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), for illustrative purposes only to show the effect of the acquisition of Northern Continental Resources Inc. ("Northern Continental") by Hathor. The unaudited pro forma consolidated financial statements assume that Hathor will acquire all of Northern Continental's outstanding shares, after the exercise of all outstanding options where the exercise price is less than the imputed share purchase offer price.

These pro forma consolidated financial statements have been prepared assuming the acquisition of Northern Continental had been completed on April 1, 2006 for the unaudited pro forma consolidated statements of earnings and on September 30, 2007 for the unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the offer will differ from those recorded in the unaudited pro forma consolidated financial statements.

No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Hathor and Northern Continental due to the limited nature of publicly available information relating to Northern Continental. The unaudited financial pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Hathor and Northern Continental, which are available from the sources described under "Documents Incorporated by Reference" in Section 1 of the Circular.

Note 2 — Pro forma assumptions and adjustments

The proposed acquisition by Hathor of Northern Continental will be accounted for as an asset purchase under Canadian GAAP. The results of operations of Northern Continental will be included in the consolidated financial statements of Hathor from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement information to illustrate the effects of the purchase.

Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statements. For purposes of preparing the unaudited pro forma consolidated balance sheet, Hathor has made certain assumptions.

The measurement of the purchase consideration in the pro forma financial statements is based on a Hathor common share price of $0.88, representing the closing share price on the TSX Venture Exchange on November 5, 2007 at the time of the announcement of the offer. The actual measurement of the purchase consideration will occur at the date when sufficient shares have been tendered to make the offer binding.

The unaudited pro forma consolidated financial information assumes the cost of acquisition is as follows:

Initial Acquisition

	(in Cdn$)
Value of shares issued (15.6 million Hathor common shares at Cdn.$0.88)	$ 13,724,266
Transaction costs	1,070,805
Total	$ 14,795,071

The transaction costs include $370,805 for broker warrants recognized under the fair value method using the Black-Scholes Warrant Pricing Model. This is a non-cash amount.

The allocation of the purchase price to the assets and liabilities of Northern Continental as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of the assets and liabilities Hathor has made assumptions, estimates and assessments which are based on limited information. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment.

The allocation of the purchase price based on management's preliminary estimate is as follows:

Allocation of Purchase Price	Book Value	Fair Market Adjustment	Purchase Price Allocation
Assets			
Cash and cash equivalents	1,081,370	-	1,081,370
Portfolio investments	405,000	-	405,000
Accounts receivable	34,277	-	34,277
Due from related parties	75,068	-	75,068
Prepaid expenses and deposits	11,210	-	11,210
Mineral Property Costs	1,123,972	12,492,094	13,616,066
Liabilities			
Accounts payable & accrued liabilities	402,047	-	402,047
Due to related parties	25,873	-	25,873
	-		
Net assets purchased	**2,302,977**	**12,492,094**	**14,795,071**

Pro forma assumptions and adjustments affecting the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition had occurred on September 30, 2007:

a) a decrease in cash by $670,000 to reflect an estimated $700,000 in transaction costs less $30,000 of proceeds received by Northern Continental on the assumed exercise of 100,000 Northern Continental stock options;

b) a decrease in portfolio investments by $502,500 representing the 250,000 shares of Northern Continental owned by Hathor and the 375,000 shares of Hathor owned by Northern Continental;

c) a reduction in Hathor's accounts receivable by $480,547 representing amounts owing by Northern Continental to Hathor net of GST. This amount represents $418,995 of mineral property costs which have accordingly been increased and $61,552 of administration revenue which has been eliminated on adjustment;

d) an increase in mineral property costs of $12,492,094 being the fair market adjustment on acquisition;

e) an increase in both the future income tax liability and mineral property costs of $5,612,390 to recognize the future income taxes at acquisition;

f) a reduction in share capital by $12,780,170 and a reduction in contributed surplus by 1,479,224 to eliminate these historical accounts of Northern Continental;

g) an increase in capital stock by $13,724,266 to record the assumed value of common shares of Hathor issued;

h) an adjustment of $11,956,417 to eliminate Northern Continental's historic deficit; and

i) an increase in contributed surplus by $370,805 representing broker warrants included in transaction costs and recognized under the fair value method using the Black-Scholes Warrant Pricing Model.

Pro forma assumptions and adjustments affecting the consolidated statement of loss

No adjustments have been made to the unaudited pro forma consolidated statement of loss.

Note 3 — Pro forma loss per share

a) For the year ended March 31, 2007

Pro forma basic loss per share

Actual weighted average number of Hathor common shares outstanding......................	45,904,305
Assumed number of Hathor common shares issued to Northern Continental shareholders..	15,695,757
Pro forma weighted average number of Hathor common shares outstanding.................	61,500,062
Pro forma net loss..	$ 2,863,205
Pro forma loss per share — basic and diluted...	$ 0.05

SCHEDULE C – FURTHER INFORMATION ABOUT NORTHERN CONTINENTAL

The following information concerning Northern Continental is required to be provided by the Offeror in this Offer and Circular.

Information and Reporting Requirements

Northern Continental is a "reporting issuer" in the provinces of British Columbia and Alberta and files its continuous disclosure documents and other documents with the Canadian provincial securities regulatory authorities. Such documents are available through the website maintained by CDS at www.sedar.com.

Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of Northern Continental must send a directors' circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Northern Continental subsequent to the date of the most recent published financial statements of Northern Continental.

Business of Northern Continental

Northern Continental is an exploration stage public company whose principal business activity is the exploration for and development of natural resource properties. Northern Continental's 60% interest in the Russell Lake Property is the company's sole mineral property interest. During the fiscal year ended June 30, 2006, Northern Continental abandoned its interest in two other resource properties, and wrote off costs totaling $2,584,189. Northern Continental acquired a 100% interest in two tenures that make up the Russell Lake Property by paying $100,000 to PNC Exploration (Canada) Co. Ltd. ("PNC"), granting to PNC a 4% net smelter returns royalty and by incurring exploration expenditures of approximately $220,000 on the property by March 31, 2000. The additional tenures were acquired by staking and pursuant to the agreement with Hathor.

Share Capital

According to Northern Continental's financial statements dated June 30, 2007, its authorized share capital consists of an unlimited number of common shares without par value of which 39,139,392 NCR Shares were issued and outstanding as fully paid and non-assessable shares. As of that date, there were outstanding Options issued under the Northern Continental Stock Option Plan providing for the issuance of an aggregate of 3,588,000 NCR Shares upon the exercise thereof, and no NCR Warrants are outstanding. Subsequent to June 30, 2007, Northern Continental granted a stock option for 200,000 shares, exercisable for $0.60 per share for a term of three years.

Dividend Policy

Northern Continental has not paid dividends on the NCR Shares since its incorporation and has publicly stated its intention to retain all of its available funds, if any, for use on its business and does not anticipate paying dividends in the foreseeable future.

Price Ranges and Trading Volumes of NCR Shares

The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the NCR Shares on the TSXV for the periods indicated:

Period	High	Low	Volume
November 1 to 15, 2007	$0.31	$0.23	1,852,095
October 1-31, 2007	$0.39	$0.22	3,551,945
September 1-30, 2007	$0.42	$0.31	610,823

Period	High	Low	Volume
August 1-31, 2007	$0.52	$0.29	1,551,647
July 1-31, 2007	$0.60	$0.50	1,031,799
April 1-June 30, 2007	$0.72	$0.48	9,896,521
Jan 1 - March 31, 2007	$0.75	$0.46	12,865,911
October 1-Dec 31, 2006	$0.72	$0.21	13,448,191
July 1 - Sep 30, 2006	$0.31	$0.21	7,772,527
Apr 1 - June 30, 2006	$0.45	$0.23	10,370,561
Jan 1 - March 31, 2006	$0.58	$0.24	34,121,950
November 1 to 15, 2007	$0.31	$0.23	1,852,095

The intention of the Offeror to make the Offer was publicly announced by Hathor on November 5, 2007. On November 2, 2007, the last trading day prior to the announcement of the Offer, the closing price of the NCR Shares on the TSXV was $0.235. Under the Offer, Northern Continental shareholders will receive 0.40 of a Hathor Share for each NCR Share, representing a value of approximately C$0.35 per share based on Hathor's closing share price of C$0.88 on the TSXV on November 5, 2007. The share consideration represents a premium of 33% over Northern Continental's closing share price on the TSXV on November 5, 2007, and a premium of 45% over Northern Continental's volume weighted average share price on the TSXV for the 30 days ended November 5, 2007.

Northern Continental's News Release dated November 9, 2007

On November 9, 2007, Northern Continental issued a news release in response to Hathor's news release dated November 5, 2007 announcing an intention to make the Offer. Northern Continental characterized Hathor's proposed offer as "hostile". From Hathor's perspective, the Offer is unsolicited rather than hostile. Hathor has made several attempts to negotiate a combination of the two companies, but Northern Continental responded by stating that management needed more time to organize the company's affairs.

Exhibit 2

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY HATHOR EXPLORATION LIMITED TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF NORTHERN CONTINENTAL RESOURCES INC.

LETTER OF TRANSMITTAL

For Deposit of Shares of

NORTHERN CONTINENTAL RESOURCES INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 PM (TORONTO TIME) ON **JANUARY 3, 2008** UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

USE THIS LETTER OF TRANSMITTAL IF:

1. YOU ARE DEPOSITING A SHARE CERTIFICATE; OR

2. YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY

This Letter of Transmittal (the "Letter of Transmittal") or a manually executed facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany share certificates representing common shares (the "Northern Continental Common Shares") of Northern Continental Resources Inc. ("Northern Continental"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase or other securities of Northern Continental that are convertible into or exchangeable or exercisable for common shares of Northern Continental deposited pursuant to the Offer dated November 16, 2007 (the "Offer") made by Hathor Exploration Limited (the "Offeror") to holders of Shares ("Shareholders").

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated November 16, 2007 relating to the Offer have the meanings given to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Letter of Transmittal refer to Canadian dollars.

Shareholders will receive 0.40 common shares of the Offeror (a "Hathor Common Share") for each Share deposited.

No fractional Hathor Common Shares will be issued pursuant to the Offer. Where the aggregate number of Hathor Common Shares to be issued to a Shareholder would result in a fraction of a Hathor Common Share being issuable, the number of Hathor Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

The Depositary (the addresses and telephone number of which are on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Shares pursuant to the Offer and whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares pursuant to the Offer.

Shareholders who wish to deposit Shares, but whose certificates representing such Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2, "Procedure for Guaranteed Delivery".

Delivery of this Letter of Transmittal to an address other than as set forth on the back page of this Letter of Transmittal will not constitute a valid delivery to the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

As a result of restrictions under United States securities laws, U.S. Shareholders wishing to accept the Offer shall not be entitled to receive Hathor Shares in connection with the Offer. A Shareholder will be deemed to be a U.S. Shareholder if the address of such person as shown on the central securities register of Northern Continental is in the United States, unless such Shareholder provides to the Depositary, on or before the Expiry Time, such certificates, instruments or other documents as the Depositary and the Offeror may reasonably require in order to demonstrate that such Shareholder is not a U.S. resident despite the fact that their address as shown on the central securities register of Northern Continental is in the United States. Instead, any such Hathor Shares will be issued and delivered to the Depositary on behalf of the U.S. Shareholders and the Offeror shall cause such Hathor Shares to be sold through such agent or broker as may be designated by the Offeror or otherwise, in order to attempt to obtain the most favourable net sales price as possible in the circumstances, and the net cash proceeds (after paying brokerage commissions and other expenses) will be remitted to such U.S. Shareholders in Canadian dollars. Each U.S. Shareholder accepting the Offer will be deemed by such acceptance to have agreed that it will not receive any Hathor Shares and instead will receive its pro rata share of the net cash proceeds from the sale on its behalf of such Hathor Shares as described above, as consideration of its acceptance of the Offer. See Section 1 of the Offer: "*The Offer — U.S. Shareholders*". The Offer is made by a British Columbia corporation in accordance with the disclosure requirements of Canadian securities laws. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles, are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. U.S. Shareholders should be aware that acceptance of the Offer by them as described herein may have tax consequences both in the United States and in Canada. Such consequences have not been fully described herein and U.S. Shareholders are urged to consult their tax advisors. The enforcement by U.S. Shareholders under United States federal securities laws may be affected adversely by the fact that Hathor is incorporated or organized under the laws of the Province of British Columbia, that all of its officers and directors reside outside the United States and all of the experts named herein may reside outside the United States, and that substantially all of the assets of Hathor are located outside the United States.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: HATHOR EXPLORATION LIMITED

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary"), at its offices set out on the back page of this Letter of Transmittal

The undersigned delivers to you the enclosed certificate(s) representing Northern Continental Common Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1		
NORTHERN CONTINENTAL COMMON SHARES		
Certificate Number(s)	**Name(s) in which Registered (please print)**	**Number of Northern Continental Common Shares Deposited***
Total:		

*Unless otherwise indicated, the total number of Northern Continental Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The person signing this Letter of Transmittal (the "signatory") hereby acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the time at which the Offeror takes up the Shares covered by this Letter of Transmittal and delivers them to the Depositary (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Distributions") being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

By virtue of the execution of this Letter of Transmittal, the signatory shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer (including, without limitation, the status of the signatory as set out under (iii) above and in Box A) will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Dealer Managers, or any of them, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares.

If, on or after the date of the Offer, Northern Continental should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Northern Continental should declare, set aside, or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Northern Continental or its transfer agent of such Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer") the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire amount of consideration payable by the Offeror pursuant to the Offer or deduct from consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

By execution of this Letter of Transmittal, the Shareholder, irrevocably constitutes and appoints, effective on and after the date (the "Effective Date") that the Offeror takes up for the Deposited Shares covered by this Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, referred to as the "Purchased Securities"), any one of the President and Chief Executive Officer or the Chief Financial Officer of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

1. to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Northern Continental or its transfer agent;

2. for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent given prior to or after the Effective Date, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Northern Continental;

3. to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

4. to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Northern Continental and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding to the depositing Shareholder a share certificate representing the Hathor Common Shares (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes) to which the depositing Shareholder is entitled.

Unless otherwise directed in this Letter of Transmittal, share certificates (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes) will be issued in the name of the registered holder of the Deposited Shares covered by this Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the share certificates (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes) for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificate (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes) will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificate (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes) will be sent to the address of the depositing Shareholder as shown on the register of Shareholders maintained by Northern Continental or its transfer agent. Share certificates (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Northern Continental or its transfer agent, as soon as practicable after the termination of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette letter d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

Box A **REGISTRATION INSTRUCTIONS** ISSUE HATHOR COMMON SHARES IN THE NAME OF: (please print or type)	Box B **DELIVERY INSTRUCTIONS** SEND HATHOR COMMON SHARES (Unless Box "C" is checked) TO: (please print or type)
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province)	(City and Province)
(Country and Postal Code)	(Country and Postal Code)
(Telephone – Business Hours)	(Telephone – Business Hours)
(Tax Identification)	(Tax Identification)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

❑ HOLD HATHOR COMMON SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.

BOX D
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

❑ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ______________________________

Date of Execution of Notice of Guaranteed Delivery ______________________________

Window Ticket Number (if any) ______________________________

Name of Institution which Guaranteed Delivery ______________________________

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4):

Date:__________________________

Authorized Signature of Guarantor

Name of Guarantor
(please print or type)

Address of Guarantor
(please print or type)

Signature of Shareholder or Authorized Representative
- See Instruction 3, 4 and 5

Name of Shareholder or Authorized
Representative (please print or type)

Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
Facsimile of Authorized Representative

Tax Identification

Additional signatures for Joint Shareholders
(if required)

Date: __________________________

Signature of Shareholder or Authorized Representative
- See Instruction 3, 4 and 5

Name of Shareholder or Authorized
Representative (please print or type)

Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
Facsimile of Authorized Representative

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, covering the Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or prior to 8:00 p.m. (Toronto time) on January 3, 2008, unless the Offer in respect of the Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) **The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shares is at the option and risk of the depositing Shareholder. If certificate(s) for Shares are to be sent by mail, registered mail with return receipt requested and properly insured is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificate(s) for such Shares by the Depositary.**

(c) Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer and Circular (or facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at is applicable address listed in the Notice of Guaranteed Delivery; and

(c) the certificate(s) representing all deposited Shares, together with this Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a) this Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate(s) deposited herewith, and the certificates for Hathor Common Shares issuable (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)), pursuant to the Offer, are to be delivered directly to such registered holder, or

(b) Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificate(s) for the Hathor Common Shares issuable (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the securities register of Northern Continental or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any certificate(s) (or cheques) for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be sent to someone at an address other than the address of the Shareholder which appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any share certificate(s) (or cheques) for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) issued in exchange for Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Northern Continental. Any share certificate(s) (or cheques) for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. Currency of Payment

Any cash payable under the Offer will be denominated in Canadian dollars.

9. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Shares by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d) The Offer and all contracts resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to a contract resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer and Circular.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offerors, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back cover.

10. Lost Certificates

If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Northern Continental's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Northern Continental's transfer agent may contact you.

11. Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBER), OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES) OR THE NOTICE OF GUARANTEED DELIVERY OR A FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY BEFORE THE EXPIRY TIME.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

By Hand or Courier

Vancouver
510 Burrard Street 2nd Floor
Vancouver, BC V6C 3B9
Attention: Corporate Actions

Exhibit 3

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY HATHOR EXPLORATION LIMITED FOR ALL OUTSTANDING COMMON SHARES OF NORTHERN CONTINENTAL RESOURCES INC.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Shares

of

NORTHERN CONTINENTAL RESOURCES INC.

pursuant to the Offer dated November ■, 2007 made by

HATHOR EXPLORATION LIMITED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JANUARY 3, 2008, UNLESS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery") must be used to accept the offer dated November 16, 2007 (the "Offer") of Hathor Exploration Limited (the "Offeror") to purchase all of the outstanding common shares (the "Northern Continental Common Shares") of Northern Continental Resources Inc. ("Northern Continental"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase or other securities of Northern Continental that are convertible into or exchangeable or exercisable for common shares of Northern Continental (a "Share") if (i) certificate(s) representing the Shares to be deposited are not immediately available, or (ii) the holder of the Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated November 16, 2007 relating to the Offer have the meanings ascribed to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Notice of Guaranteed Delivery refer to Canadian dollars.

Shareholders will receive 0.40 Common Shares of the Offeror (the "Hathor Common Shares") for each Share deposited.

No fractional Hathor Common Shares will be issued pursuant to the Offer. Where the aggregate number of Hathor Common Shares to be issued to a Shareholder would result in a fraction of a Hathor Common Share being issuable, the number of Hathor Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

As a result of restrictions under United States securities laws, U.S. Shareholders wishing to accept the Offer shall not be entitled to receive Hathor Shares in connection with the Offer. A Shareholder will be deemed to be a U.S. Shareholder if the address of such person as shown on the central securities register of Northern Continental is in the United States, unless such Shareholder provides to the Depositary, on or before the Expiry Time, such certificates, instruments or other documents as the Depositary and the Offeror may reasonably require in order to demonstrate that such Shareholder is not a U.S. resident despite the fact that their address as shown on the central securities register of Northern Continental is in the United States. Instead, any such Hathor Shares will be issued and delivered to the Depositary on behalf of the U.S. Shareholders and the Offeror shall cause such Hathor Shares to be sold through such agent or broker as may be designated by the Offeror or otherwise, in order to attempt to obtain the most favourable net sales price as possible in the circumstances, and the net cash proceeds (after paying brokerage commissions and other expenses) will be remitted to such U.S. Shareholders in Canadian dollars. Each U.S. Shareholder accepting the Offer will be deemed by such acceptance to have agreed that it will not receive any Hathor Shares and instead will receive its pro-rata share of the net cash proceeds from the sale on its behalf of such Hathor Shares as described above, as consideration of its acceptance of the Offer. See Section 1 of the Offer: "*The Offer — U.S. Shareholders*". The Offer is made by a British Columbia corporation in accordance with the disclosure requirements of Canadian securities laws. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles, are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. U.S. Shareholders should be aware that acceptance of the Offer by them as described herein may have tax consequences both in the United States and in Canada. Such consequences have not been fully described herein and U.S. Shareholders are urged to consult their tax advisors. The enforcement by U.S. Shareholders under United States federal securities laws may be affected adversely by the fact that Hathor is incorporated or organized under the laws of the Province of British Columbia, that all of its officers and directors reside outside the United States and all of the experts named herein may reside outside the United States, and that substantially all of the assets of Hathor are located outside the United States.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary before the Expiry Time at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery; and

(c) the certificate(s) representing all deposited Shares, together with a Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal, are received by the Depositary at any of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of certificate(s) representing all deposited Shares and a Letter of Transmittal, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that the consideration for Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all deposited Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Shares is not made until after the take-up and payment of the Shares pursuant to the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency or the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: HATHOR EXPLORATION LIMITED
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING NORTHERN CONTINENTAL COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and conditions set forth in the Offer and Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

BOX 1

NORTHERN CONTINENTAL COMMON SHARES		
Certificate Number(s)	**Name(s) in which Registered (please print)**	**Number of Northern Continental Shares Deposited***
Total:		

*Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Shareholder(s)	Address(es)
Name (please print or type)	
Date	Zip Code/Postal Code
	Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby in proper form for transfer, together with the Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature
Address of Firm	Name (please print or type)
	Title
Zip Code/Postal Code	Date
Area Code and Telephone Number	

DO NOT SEND CERTIFICATES REPRESENTING NORTHERN CONTINENTAL COMMON SHARES WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Fax:(905) 771-4082
E-Mail: corporateactions@computershare.com

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Hathor Exploration Limited concurrently with the filing of this Form CB.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada this 19th day of November, 2007.

HATHOR EXPLORATION LIMITED



By: ____________________
Name: Andriyko Herchak
Title: Chief Financial Officer

END